      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              NETCOM SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3576                          95-4312521
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                             20550 NORDHOFF STREET
                              CHATSWORTH, CA 91311
                                 (818) 700-5100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  BARRY PHELPS
                            CHIEF EXECUTIVE OFFICER
                             20550 NORDHOFF STREET
                              CHATSWORTH, CA 91311
                                 (818) 700-5100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               STEVEN E. BOCHNER                                 GREGORY M. GALLO
        WILSON SONSINI GOODRICH & ROSATI                 GRAY CARY WARE & FREIDENRICH LLP
            PROFESSIONAL CORPORATION                           400 HAMILTON AVENUE
               650 PAGE MILL ROAD                              PALO ALTO, CA 94301
              PALO ALTO, CA 94304                                 (650) 328-6561
                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                TITLE OF EACH CLASS                        PROPOSED MAXIMUM
                 OF SECURITIES TO                         AGGREGATE OFFERING                AMOUNT OF
                   BE REGISTERED                               PRICE(1)                  REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.....................          $86,250,000                     $23,978
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                           SUBJECT TO COMPLETION
                                                                    MAY 14, 1999
                                                 SHARES
                             [NETCOM SYSTEMS LOGO]
                                  COMMON STOCK
                           -------------------------

This is the initial public offering of Netcom Systems, Inc., and we are offering shares of our common stock. We anticipate that the initial public
offering price will be between $          and $          per share.

We have applied to list the common stock on the Nasdaq National Market under the symbol "NTCM."

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Public offering price.......................................  $            $
Underwriting discounts......................................  $            $
Proceeds, before expenses, to Netcom Systems................  $            $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Some of our stockholders have granted the underwriters the right to purchase up
to           additional shares of common stock at the initial public offering price to cover over-allotments.

BT ALEX. BROWN
           DAIN RAUSCHER WESSELS
            A DIVISION OF DAIN RAUSCHER INCORPORATED

                                           NATIONSBANC MONTGOMERY SECURITIES LLC
                                                THOMAS WEISEL PARTNERS LLC

                                           , 1999

INSIDE FRONT COVER OF PROSPECTUS:

Graphic depicts a series of arrows arranged point-to-tail in a circle traveling clockwise. The arrows are labeled as follows: "Network Equipment Manufacturers," "Network Service Providers," "Enterprise End-Users," "New Product Design," "Production," "Sales," "Proof of Product," and "Proof of Service." The arrows emerge from and terminate at the corporate logo of Netcom Systems, which is situated at the base of the circle created by the arrows. Above the arrows is the heading, in large type, "The first link in the network." Below the logo is the caption, "Netcom Systems' SmartBits products verify network performance to create the first link in a new network. Netcom Systems reduces the risks and costs associated with network failures. SmartBits proactively measures the limits of network devices and complex network configurations before they "go live." From initial product design to first end-user deployment, Netcom Systems helps new technology take its place in today's evolving network world."

INSIDE GATEFOLD:

Graphic depicts a series of arrows arranged point-to-tail emerging from a picture of SmartBits at the base of the graphic, traveling clockwise in a circle, and terminating back at the picture of SmartBits. The arrows are labeled "Network Equipment Manufacturers," "Network Service Providers," "Enterprise End-Users," "New Product Design," "Production," "Sales," "Proof of Product," and "Proof of Service."

Above the circle that is created by the arrows is the corporate logo of Netcom Systems followed by "Network Performance Analysis."

Emerging from the picture of the products and filling the space in the center of the circle is a diagram detailing SmartBits interconnected with network equipment.

Under the lower left area of the circle are two pictures of computer screens showing the graphical user interface of SmartBits. There are three similar pictures under the lower right area of the circle.

At the bottom of the graphic is the following caption: "SmartMetrics is Netcom Systems measurement methodology: the necessary measurements that determine the Quality of Service of a network based system. Netcom Systems SmartBits products implement SmartMetrics methodology, recreating the traffic of millions of connected computers. Then they analyze the results to accurately measure a network's performance. Network service providers and enterprises use SmartBits to validate that their networks can perform to contracted service levels. Network Equipment manufacturers use SmartBits to develop new technologies, accelerate time-to-market and prove that their products work for their customers. Netcom Systems works with other network experts and standards bodies to create independent test benchmarks for the networking industry. SmartBits is used to determine the viability of new technology by leading networking laboratories and trade publications."

INSIDE BACK COVER OF PROSPECTUS:

Graphic depicts a rectangle rotated clockwise approximately 20 degrees bearing the words "Tested by SmartBits." Also inside the rectangle, in smaller type at the bottom, is "Netcom Systems." The rectangle is superimposed over a list of companies. The companies listed are: 3Com - Aetna Life Insurance - Ameritech - Andersen Consulting - AT&T - Bell South - British Telecom - Cable Television Lab - Cabletron - Cisco - Deutsche Telekom - D-Link - FORE Systems - France Telecom - GTE - Hitachi - IBM - Los Alamos Laboratories - Lucent Technologies - Matsushita - MCI WorldCom - Microsoft - NationsBank - NEC - Nortel Networks - NTT - Southwestern Bell - Sprint - U.S. Army - Xylan.

"SmartBits(TM)" is our trademark. All rights reserved. All other trade names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, as well as our Consolidated Financial Statements and Notes to Consolidated Financial Statements appearing elsewhere in this prospectus.

     The terms "Netcom Systems," "we," "us," and "our" refer to Netcom Systems, Inc. and our subsidiaries, Netcom Systems Europe S.A.R.L. and Netcom (Barbados) Limited.

                                 NETCOM SYSTEMS

     We are a leading provider of network performance analysis solutions for network equipment manufacturers, network service providers and enterprises. Our flagship platform, SmartBits, analyzes networking equipment, including infrastructure and enterprise switches and routers, and broadband access devices, such as cable modems and xDSL devices, to determine performance, reliability, scalability, interoperability, quality of service and proof of service, before deployment on the network. SmartBits allows users to analyze network performance by emulating complex, multi-technology networks through the generation, reception and analysis of high speed network traffic flows. We have sold our products to over 700 accounts including leading network equipment manufacturers such as Cisco, Lucent Technologies and Nortel Networks; semiconductor manufacturers; network service providers, including telecommunications carriers and Internet service providers such as AT&T, GTE, MCI WorldCom and Sprint; and enterprises such as Fortune 1000 companies, financial institutions, systems integrators and government entities. In 1998, we earned revenues of $73.5 million and net income of $18.6 million.

     The increase in the number of individuals, groups and businesses exchanging information electronically through LANs, WANs and the Internet has driven the growth of the multi-billion dollar networking industry. As a result of this growth, communications networks are encountering a number of significant challenges:

     - Networks are becoming increasingly constrained as the number of network users and the volume of bandwidth-intensive multimedia and voice traffic continues to grow substantially.

     - Networks are becoming increasingly complex as the number of new technologies and services designed to improve and differentiate network performance creates complex interoperability issues.

     - Networks are becoming increasingly mission-critical as functions such as e-commerce, on-line trading, data warehousing, enterprise resource planning and payroll processing are routinely performed on today's networks.

     As a result of these trends, network equipment manufacturers are under time-to-market pressure to provide cost-effective, high performance equipment with enhanced features, while at the same time ensuring that these products meet interoperability standards and are highly reliable under increasingly variable traffic conditions. Service providers and enterprises are under competitive pressure to rapidly deploy new applications and services to increase revenues and to intelligently manage their available bandwidth and minimize network failures in a cost-effective manner. To meet these needs, network equipment manufacturers, network service providers and enterprises require independent, sophisticated and industry-recognized performance analysis solutions.

     Our SmartBits solution allows simultaneous performance analysis over a wide variety of networking technologies, including Ethernet, Fast Ethernet, Gigabit Ethernet, Frame Relay, ATM, Token Ring and Packet over SONET, as well as broadband access devices such as cable modems and xDSL devices. The intelligent performance analysis capabilities of SmartBits enable users to effectively analyze traditional networking performance parameters relating to individual network components, as well as more sophisticated parameters associated with large, multi-technology networks. The modular SmartBits platform enables users to easily add or substitute our SmartCards and SmartModules, which are technology-specific interface cards, within a common SmartBits chassis. Our SmartBits solution is scalable, allowing for the addition of multiple SmartCards or SmartModules within a single chassis and linkage of multiple SmartBits chassis for performance analysis of network equipment replicating the demands of up to 768 simultaneous connections. Our SmartBits chassis and SmartCards and SmartModules are used in conjunction with a versatile suite of software applications that address the performance analysis requirements of network equipment manufacturers, network service providers and enterprises.

     Our strategy is to strengthen and expand our market leadership in developing, manufacturing and marketing network performance analysis solutions to become the industry standard for network performance analysis. Key elements of our strategy include:

     - capitalizing on rapid technological change by creating network performance analysis solutions for network technologies as they emerge;

     - further penetrating and expanding our network equipment manufacturer customer base by increasing sales to multiple functional departments within our installed base and increasing sales to manufacturers of emerging network technologies;

     - further expanding our customer base in the service provider and enterprise markets, as well as international markets, by leveraging our leadership in performance analysis solutions; and

     - leveraging our key relationships with industry experts and test labs, networking publications and customers to be first to market with new industry standard performance analysis solutions.

     Our principal executive offices are located at 20550 Nordhoff Street, Chatsworth, CA 91311, and our telephone number is (818) 700-5100. We were incorporated in California in August 1989 and reincorporated in Delaware in June 1998. Our web site can be found at www.netcomsystems.com. Information contained on our web site does not constitute part of this prospectus.
                            ------------------------

     Except as set forth in the Consolidated Financial Statements and the Notes thereto or as otherwise indicated, all information in this prospectus assumes:

     - the filing and effectiveness upon closing of this offering of a Restated Certificate of Incorporation authorizing a class of undesignated preferred stock;

     - the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of the offering;

     - the redemption of all outstanding shares of our redeemable preferred stock upon the closing of, and with the proceeds of, the offering;

     - no exercise of options to purchase our common stock after March 31, 1999; and

     - no exercise of the underwriters' over-allotment option.

                                  THE OFFERING

Common stock offered by us.........................  shares
Common stock to be outstanding after the
  offering.........................................  shares
Use of proceeds....................................  With our proceeds, we intend to redeem approximately $54.3 million in
                                                     redeemable preferred stock. We intend
                                                     to use the remaining proceeds to repay
                                                     indebtedness and for working capital
                                                     and other general corporate purposes.
                                                     See "Use of Proceeds."
Proposed Nasdaq National Market symbol.............  NTCM

     The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of March 31, 1999. This number excludes:

     - 6,763,765 shares of common stock issuable upon exercise of outstanding stock options;

     - 2,976,300 shares that have been set aside for future issuance under our stock option plans; and

     - 150,000 shares that have been set aside for future issuance under our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data in conjunction with our Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The data in the "As Adjusted" column below reflects the conversion of all outstanding shares of convertible preferred stock into common stock and the redemption of all outstanding shares of redeemable preferred stock upon the closing of the offering, the sale of common stock offered by us in this offering and the application of the estimated net proceeds.

                                                                                           THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                                         ---------------------------------------------   -----------------
                                          1994     1995     1996      1997      1998      1998      1999
                                         ------   ------   -------   -------   -------   -------   -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues...............................  $2,080   $9,053   $27,454   $56,273   $73,474   $18,011   $19,513
Gross profit...........................   1,744    7,787    24,198    49,025    57,562    14,963    14,640
Operating expenses:
  Research and development.............     446      833     1,681     3,527     8,588     1,662     2,665
  Sales and marketing..................     193      844     1,466     3,713    12,956     2,271     4,087
  General and administrative...........     365    1,262     1,342     3,452     3,799       776       855
  Amortization of deferred
    compensation.......................      --       --        --        --        60        --       133
Income from operations.................     740    4,848    19,709    38,333    32,159    10,254     6,900
Net income.............................  $  483   $2,958   $11,811   $22,796   $18,582   $ 5,648   $ 4,041
                                         ======   ======   =======   =======   =======   =======   =======
Pro forma net income per common share..                                        $  0.73             $  0.16
                                                                               =======             =======
Pro forma weighted average number of
  common shares outstanding............                                         25,606              25,688
                                                                               =======             =======
Pro forma diluted net income per common
  share................................                                        $  0.63             $  0.13
                                                                               =======             =======
Pro forma weighted average number of
  common shares and common equivalent
  shares outstanding...................                                         29,542              30,335
                                                                               =======             =======

                                                                  MARCH 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 17,970    $
Working capital.............................................    31,049
Total assets................................................    57,264
Long-term debt, net of current portion......................    35,000
Redeemable preferred stock..................................    53,363
Stockholders' investment....................................   (50,734)

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information included in this prospectus before deciding to invest in our stock.

BECAUSE A SIGNIFICANT PORTION OF OUR REVENUES IS DERIVED FROM SALES TO A LIMITED
  NUMBER OF NETWORK EQUIPMENT MANUFACTURERS, OUR BUSINESS COULD BE ADVERSELY AFFECTED AND THE PRICE OF OUR STOCK COULD FALL IF WE LOSE ONE OR MORE OF THESE CUSTOMERS.

     Historically, a significant amount of our revenues has been derived from sales to our largest customers, all of whom are network equipment manufacturers. If we lose any significant network equipment manufacturer as a customer or one or more of these customers reduces, delays or cancels large orders, our sales and results of operations would suffer and the price of our stock could fall. U.S. sales to our four largest customers collectively accounted for 36.0% of our revenues in 1996, 31.1% of our revenues in 1997 and 31.9% of our revenues in 1998. During the three month period ended March 31, 1999, U.S. sales to our four largest customers represented 21.6% of our revenues. In the year ended December 31, 1996, sales to Bay Networks accounted for 14.9% of our revenues and sales to Cisco accounted for 11.8% of our revenues. In the year ended December 31, 1997, sales to each of Bay Networks and Cisco accounted for 10.9% of our revenues. Sales to Cisco also accounted for 12.1% of our revenues in the year ended December 31, 1998. No customer accounted for 10% or more of our revenues in the first three months of 1999. Our international distributors may also make additional sales to foreign divisions or affiliates of these customers which are not reflected in the percentages above.

     We anticipate that our results of operations in any given period will continue to depend upon sales to a small number of customers. There are only a limited number of network equipment manufacturers, and the number of these manufacturers may decrease as a result of consolidation in the industry. Our dependence on large orders from a limited number of network equipment manufacturers makes our relationships with these manufacturers critical to the success of our business. As these relationships evolve over time, adjustments to product specifications, forecasts and delivery timetables may be required in response to customer demands and expectations. If we are unable to satisfy customer requirements or manage customer relationships successfully, we may lose sales to these customers. As a result of this customer concentration, our revenues may be subject to substantial period-to-period fluctuations which could have a material adverse effect on our business, results of operations and financial condition.

OUR FUTURE PERFORMANCE IS UNPREDICTABLE AND OUR QUARTERLY RESULTS MAY FLUCTUATE
  WHICH COULD RESULT IN VOLATILITY IN THE PRICE OF OUR STOCK.

     Our quarterly operating results could be adversely affected by a wide variety of factors including the following:

     - changes in the demand for our products;

     - the timing, composition and size of orders from our customers, including the possibility that significant orders will be made in the last month of each quarter;

     - spending patterns and budgetary resources of our customers;

     - introductions or enhancements of products, or delays in the introductions or enhancements of products;

     - flaws in our products that we cannot detect and remedy in a timely manner;

     - shortages of critical components;

     - pricing pressure;

     - our ability to hire and retain additional sales, technical and marketing personnel;

     - the publication of opinions about us or our products, or our competitors and their products, by industry analysts or others;

     - exchange rate fluctuations; and

     - seasonality and changes in global or regional economic conditions.

     In addition, we cannot predict whether our current or future competitors will develop or market technologies and products that offer higher performance or are more cost-effective than our current or future products, thereby rendering our products obsolete. Any increase in competition in the network performance analysis market could result in increased pressure on us to reduce prices and could result in a reduction in our revenues or a decrease in our gross margins, each of which could cause our net income to decrease.

     Consolidation in the computer networking industry may also disrupt procurement decisions of our customers. As a result, these customers may delay purchasing our products during the transition period following their consolidation with another company and our revenues during this transition period may decline. For example, during 1998, we believe that the consolidation of two of our network equipment manufacturer customers contributed to a slow down in sales to these customers. Further consolidation in the networking industry could cause our revenues in any period to decline and could materially adversely impact our results of operations for that period. In addition, we cannot assure you that following a consolidation of our customers, they will resume purchasing our products in volumes comparable to those purchased prior to the consolidation.

     Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

IF WE FAIL TO DEVELOP NEW PRODUCTS OR ENHANCEMENTS TO OUR EXISTING PRODUCTS AT
  THE RATE REQUIRED BY OUR RAPIDLY CHANGING NETWORKING MARKET, OUR BUSINESS WILL NOT GROW AND OUR STOCK PRICE MAY FALL.

     The market for network performance analysis equipment is rapidly evolving and is subject to rapid technology and market fluctuations. The market for our products is characterized by:

     - rapidly changing technologies;

     - evolving industry standards;

     - frequent competitive product introductions; and

     - short product life cycles.

     Our success will depend substantially upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging industry standards. We are dependent upon sales of these products to sustain and grow our revenues. If we are unable to develop new products and enhanced functionalities to adapt to these changes or if we cannot offset a decline in revenues of existing products by sales of new products, our business would be materially adversely affected. In addition, our product development process involves a number of risks. Developing technologically advanced products is a complex and uncertain process requiring innovation as well as the accurate anticipation of technology and market trends. We may not be able to successfully develop new products or we may experience delays or unexpected costs in connection with our efforts. We budget our research and development expenditures based on planned product introductions and enhancements. However, the rapidly evolving nature of the networking market could cause our actual research and development costs to differ significantly from our budget. If we fail to timely and cost-effectively develop new products that respond to new technologies and the needs of the networking market, we will lose revenue and our business will suffer.

     In addition, any new or enhanced products we introduce may contain undetected or unresolved software or hardware defects when they are first introduced or as new versions are released. It is possible that design defects will occur in new products or upgrades after commencement of commercial shipments. These defects could result in a loss of sales and additional costs as well as damage to our reputation and the loss of relationships with our customers and industry experts.

     Additionally, our introductions of new products and product enhancements may result in declines in sales of our existing products. We must effectively manage the transition from older products to newer generation products to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. We routinely pre-announce the release of new products. In the past, we have experienced reductions in sales of existing products after we have announced the release of new products. If we are unable to effectively manage future product introductions, our sales will decrease and our business will suffer.

INCREASING COMPETITION IN THE NETWORK PERFORMANCE ANALYSIS MARKET COULD PREVENT
  US FROM SUSTAINING AND GROWING OUR REVENUES OR PREVENT US FROM SUSTAINING PROFITABILITY.

     We face competition from the following sources:

     - network equipment manufacturers that develop in-house products;

     - test equipment manufacturers such as Hewlett-Packard;

     - start-up companies focused on network performance measurement such as IXIA Communications and Antara;

     - companies specializing in asynchronous transfer mode, or ATM, performance testing such as Adtech and RADCOM; and

     - software-based network traffic simulators such as Ganymede Software and Optimal Networks.

     We may also face competition from other companies such as Network Associates and some of our distributors who make products complimentary to SmartBits. Some of our competitors and potential competitors have greater resources, name recognition and sales capabilities than we do.

     The network performance analysis market became increasingly competitive in 1998 which affected our business. Any further increase in competition in the network performance analysis market could result in increased pressure on us to reduce prices and could result in a reduction in our revenues and/or a decrease in our margins, each of which could materially adversely impact our results of operations. In addition, increased competition could prevent us from increasing our market share, or cause us to lose our existing market share, either of which would harm our business and could impact our profitability. We cannot predict whether our current or future competitors will develop or market technologies and products that offer higher performance or are more cost-effective than our current or future products. To remain competitive, we must continue to develop products and product enhancements which offer higher performance at a lower cost. Our failure to do so will adversely affect our revenues and results of operations.

IF WE DO NOT EXPAND INTO NEW MARKETS, WE MAY NOT BE ABLE TO GROW OUR BUSINESS OR
  INCREASE OUR PROFITABILITY.

     Our future growth depends in part on our ability to increase sales of our products to our network service provider and enterprise customers from which we derived 18.0% of our U.S. revenues in 1998 and 22.3% of our U.S. revenues in the first three months of 1999. To effectively compete in the network performance analysis markets for service providers and enterprises, we must develop new products and enhancements to existing products and expand our sales, marketing and customer support capabilities, which will result in substantial increases in operating costs. If we cannot offset these increases in costs with an increase in our revenues, our net income may fall and our stock price may fall. Some of our existing and potential competitors have relationships with many service providers and enterprises. We cannot assure you that we will be successful in developing and marketing products in these new markets. Any failure by us to increase sales in these new markets would adversely affect our future growth.

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE ARE UNABLE TO PROPERLY FORECAST
  SALES.

     We typically operate with little or no backlog. In addition, the sales cycle for our products is generally not longer than sixty days and can be as short as a few days. Furthermore, our customers may cancel orders or change delivery schedules without significant penalties. As a result, quarterly sales and operating results generally depend on the volume and timing of orders received within the quarter, which are difficult to forecast. A significant portion of our spending, including rent and headcount, is relatively fixed in advance based on our forecast of future sales. If sales are below expectations in any given quarter, the adverse impact of the shortfall on our quarterly operating results may be magnified by our inability to adjust spending to compensate for the shortfall. In addition, we began to invest significantly in the infrastructure of our business beginning in the fourth quarter of 1997, including significant investments in our research and development, customer support and sales and marketing organizations. Our investments in 1998 included a significant increase in personnel and an upgrade in information technology systems. We anticipate that our operating expenses will likely increase in the future as we continue to invest in our infrastructure. In the absence of a corresponding increase in sales of our products, this increase in expenses may prevent us from sustaining profitability in the future, particularly on a quarter-to-quarter basis, and may cause material fluctuations in our quarterly operating results. If our future quarterly operating results fall below the expectations of analysts and investors, the price of our common stock may decline significantly.

WE MUST DEVELOP AND EXPAND INDIRECT DISTRIBUTION CHANNELS TO INCREASE OUR
  INTERNATIONAL SALES.

     We depend on distributors for the substantial majority of our international sales. The loss of one or more distributors or their failure to sell our products internationally would limit our ability to sustain and grow our revenues. We intend to enter into additional international markets and to continue to expand our operations outside of the United States by adding distributors and international sales and support personnel and pursuing additional strategic relationships which will require significant management attention and expenditure of significant financial resources. Our failure to be successful in these efforts could materially adversely affect our results of operations and cause our stock price to fall.

     While we have contracts with most of our distributors, these contracts do not require a distributor to purchase our products and, in some cases, may be terminated by a distributor at any time without penalty. We cannot assure you that any of our distributors will continue to market our products. In addition, we may, from time to time, terminate some of our relationships with distributors. Any such termination could have a negative impact on our business and result in threatened or actual litigation. Also, some of our distributors manufacture products with functionality complementary in some respects to SmartBits, and, therefore, are potential competitors. These distributors may, in the future, enhance their existing products or develop new products to compete directly with us. In such event, these distributors would likely cease to distribute our products. Our distributors also possess confidential information concerning our products, product release schedules, and sales, marketing and distribution operations. Although our contracts with our distributors contain confidentiality provisions, we cannot assure you that any distributor would not use our confidential information in competition with us or otherwise. If our distributors fail to successfully market and sell our products for these or any other reasons, our international sales could be reduced or fail to grow and our revenues could decline.

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES AND COULD
  DECREASE FOR REASONS UNIQUE TO INTERNATIONAL BUSINESS.

     Sales to customers outside of the United States accounted for 25.5% of our revenues in 1998 and 29.6% of our revenues in the three-month period ended March 31, 1999. We expect that international sales will continue to account for a significant portion of our revenues in future periods. Any reduction in international sales, or our failure to further develop our international distribution channels could have a material adverse effect on our business, results of operations and financial condition.

     Our international operations are subject to particular risks, including:

     - currency fluctuations;

     - longer receivables collection periods;

     - increased exposure to bad debt write-offs;

     - political and economic instability;

     - difficulties in enforcing agreements through foreign legal systems;

     - unexpected changes in regulatory requirements;

     - import or export licensing requirements;

     - reduced protection of our intellectual property rights in some countries; and

     - local holidays and customary vacation times, which cause customers in some markets to reduce their business activities.

     In addition, if the export or import of our products is prohibited by the laws of the United States or any foreign country in which we do business, or uncertainty about such laws limits our ability to market our products internationally, we could lose a substantial portion of our international sales. Further, our international sales are primarily denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive on a price basis in international markets. Portions of our international sales are currently denominated in French francs and could be denominated in euros in the future. We do not engage in any hedging activities to reduce our exposure to currency risk. Accordingly, fluctuations in currency exchange rates for the French franc and possibly the euro could cause our revenues to decline. These international factors, along with the ones listed above, could cause future sales of our products to international customers to decline and could damage our business.

WE DEPEND ON CONTRACT MANUFACTURERS TO MANUFACTURE ALL OF OUR PRODUCTS AND ANY
  DELAY OR DISRUPTION IN PRODUCTION FROM THESE MANUFACTURERS COULD RESULT IN LOST SALES TO CURRENT OR POTENTIAL CUSTOMERS.

     We design all of the hardware subassemblies for our products and use the services of contract manufacturers to build these subassemblies and our products to our specifications. Our internal manufacturing operations consist primarily of materials planning and procurement, quality control, final assembly and testing of our products. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. We do not have any long-term contracts with our contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high quality products or the loss of a current contract manufacturer would cause a delay in our ability to fulfill customer orders while we obtain a replacement manufacturer. These delays could result in client dissatisfaction and could result in lost sales to current or new customers.

WE PURCHASE SEVERAL KEY COMPONENTS FROM SOLE OR LIMITED SOURCES AND COULD LOSE
  SALES IF ANY OF THESE SOURCES FAIL TO FILL OUR NEEDS.

     We purchase a number of key components and parts used in our products, including microprocessors and integrated circuits, from sole or limited source suppliers and are dependent upon supply from these sources to meet our needs. We may encounter shortages and delays in obtaining components in the future which could materially adversely affect our ability to meet customer orders. We purchase components through purchase orders and we have no guaranteed supply arrangements with our suppliers. The availability of many of these components is dependent in part on our ability to provide our suppliers with accurate forecasts of our future needs. Our ability to make accurate forecasts is complicated by the typically short product life cycles and customer lead times for our products. We also purchase components from foreign suppliers, which places the supply of those components at risk of changing tariff and regulatory structures, particularly those affecting the import and export of electronics and technology. Any interruption in the supply of any of our key components that we obtain from a sole or limited source could disrupt our operations and materially adversely affect our business in any given period. In addition, any increase in component costs could increase the cost of our products and result in lower gross margins.

IF WE FAIL TO HIRE AND MANAGE ADDITIONAL PERSONNEL AND RETAIN KEY PERSONNEL, OUR
  GROWTH COULD SLOW AND OUR REVENUES COULD FALL.

     We have recently experienced rapid growth and a significant expansion in the number of employees and the scope and complexity of our operating and financial systems. We increased the number of our full-time employees from 140 to 226 individuals during the 12 months ended April 30, 1999. This growth has placed and, if sustained, will continue to place, a significant strain upon our management, operations, financial systems and resources. We believe that our future success will depend in large part upon our continued ability to identify, hire, retain and motivate highly skilled employees, who are in great demand. In particular, we believe that we must expand our research and development, marketing, sales and customer support capabilities in order to effectively serve the evolving needs of our present and future customers. Competition for these employees is intense. Our failure to hire additional qualified personnel in a timely manner and on reasonable terms could adversely affect our business and results of operations. In addition, our success depends on the continuing contributions of our senior management and technical personnel, all of whom would be difficult to replace. The loss of any one of them could adversely affect our ability to execute our business strategy, which could cause our results of operations and financial condition to suffer. We cannot assure you that we will be successful in retaining these key personnel.

IF WE FAIL TO MAINTAIN OUR RELATIONSHIPS WITH INDUSTRY EXPERTS, OUR PRODUCTS MAY
  LOSE INDUSTRY AND MARKET RECOGNITION AND SALES COULD DECLINE.

     We believe that our relationships with industry experts in the field of network performance are critical for maintaining our industry credibility and developing new products reflecting new technologies and testing methodologies in a timely fashion. These experts have established standard testing methodologies that evaluate new network equipment products and technologies. Through our relationships, we provide these experts and their testing labs with SmartBits solutions and engineering assistance to perform tests on these new network equipment products and technologies. These industry experts reference our network performance analysis products in their publications which has given our products industry recognition as an independent network performance analysis solution. In addition, these labs offer us the opportunity to test our products on the newest network equipment products and technologies. We cannot assure you that we will be able to maintain our relationships with industry experts or that our competitors, including new entrants, will not obtain similar relationships with industry experts. If we are unable to maintain these relationships, our network performance analysis solution may lose industry recognition and sales of our products could decline.

OUR LIMITED ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY MAY ADVERSELY AFFECT
  OUR ABILITY TO COMPETE.

     Although we believe that our success is more dependent upon our technical expertise than our proprietary rights, our future success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of contractual rights and copyright, patent, trademark and trade secret laws to establish and protect our proprietary technology. Currently, we have one U.S. patent application pending. We cannot assure you that this patent will be issued or, if issued, will adequately protect the technology covered by the application. We also generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers, strictly limit access to and distribution of our source code, and further limit the disclosure and use of other proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR
  SHARES AT OR ABOVE THE OFFERING PRICE.

     Our common stock has never been sold in a public market. An active trading market for our common stock may not develop or be sustained upon the completion of this offering. We are negotiating the initial offering price of the common stock with the underwriters. However, the initial offering price may not be indicative of the prices that will prevail in the public market after the offering, and the market price of the common stock could fall below the initial public offering price. You should read the "Underwriting" section for a discussion of the factors considered in determining the initial public offering price.

     In addition, the market price of our common stock could fluctuate widely in response to the following particular factors:

     - actual or anticipated variations in operating results;

     - announcements of technological innovations, new products or new services by us or by our competitors or customers;

     - changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

     - announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - future equity or debt offerings or our announcements of such offerings;
       and

     - general market and economic conditions.

     In addition, in recent years, the stock market in general, and the Nasdaq National Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

MEMBERS OF MANAGEMENT AND OUR BOARD OF DIRECTORS, AND THEIR AFFILIATES, WILL
  CONTROL % OF OUR COMMON STOCK, AND WILL BE ABLE TO ELECT OUR DIRECTORS AND SIGNIFICANTLY INFLUENCE ALL MATTERS REQUIRING STOCKHOLDER APPROVAL.

     Following this offering, members of our executive management team and our
board of directors and their affiliates will control approximately      % of our
common stock. These management and board members and their affiliates, along with other existing stockholders, have entered into a stockholders agreement pursuant to which they have agreed to vote their shares together to elect designated representatives to our board of directors and to maintain the number of authorized directors. This agreement will only terminate with the consent of the holders of two-thirds of the shares subject to the agreement. Accordingly, these stockholders are able to elect all of our directors, will retain the voting power to approve all matters requiring stockholder approval and have significant influence over our business affairs. This concentration of ownership and stockholders agreement could have the effect of delaying or preventing a change in control. For a more complete discussion of this concentration of ownership and the stockholders agreement, see "Principal Stockholders" and "Certain Transactions."

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE THE OWNERSHIP INTERESTS OF OUR
  STOCKHOLDERS, CAUSE US TO INCUR DEBT AND ASSUME CONTINGENT LIABILITIES.

     As a part of our business strategy, we may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no such acquisitions or investments are currently pending. Any future acquisitions would be accompanied by the risks encountered in acquisitions of companies. These risks include:

     - difficulties in assimilating the operations and personnel of the acquired companies;

     - diversion of management's attention from ongoing business concerns;

     - our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

     - additional expense associated with amortization of acquired assets;

     - maintenance of uniform standards, controls, procedures and policies; and

     - impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management personnel.

     We cannot assure you that we will be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future, and our failure to do so could materially adversely affect our business, operating results and financial condition. In addition, as a result of our recapitalization in 1997 we are unable to account for any acquisition as a pooling of interests until September 1999. In the event that we complete any acquisition prior to September 1999, we would likely be required to amortize goodwill related to that acquisition which could adversely affect our results of operations. In addition, because we cannot be a party to an acquisition transaction accounted for as a pooling of interests prior to September 1999, third parties may be discouraged from attempting to acquire control of our business.

OUR FAILURE OR THE FAILURE OF OUR KEY SUPPLIERS OR MANUFACTURERS TO BE YEAR 2000
  COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS.

     Software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results. We generally represent to our customers that we have achieved year 2000 compliance for our products. However, any undetected year 2000 problem in our products, or any problem which cannot be solved in a timely, cost-effective manner could substantially damage our customer relationships, disrupt our business and subject us to threatened or actual litigation. We are also subject to the following risks of the year 2000 issue:

     - disruptions in systems we use to run our business; and

     - disruptions in systems used by our suppliers or manufacturers.

     Our internal information systems, including our financial accounting, product development and operations systems, utilize software and hardware provided by third parties. We employ widely available software applications and other products from leading third-party vendors. Any failure of third-party computer products used by us to be year 2000 compliant could interrupt and disrupt our business. To fix any of these systems could require us to invest substantially in our operating systems and to hire additional personnel. However, since we cannot forecast with any certainty the impact, extent and duration of any year 2000 problems on our operations, our customer or our suppliers, there can be no assurance that our resources will be adequate to withstand any prolonged disruption.

     We have contacted third-party suppliers of components and our key subcontractors used in the manufacture of our products to identify, and to the extent possible, resolve issues involving the year 2000 problem. However, we have limited or no control over the actions of these third-party suppliers and subcontractors. Thus, while we expect that we will be able to resolve any significant year 2000 problems with these third parties, there can be no assurance that these suppliers and subcontractors will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to resolve year 2000 problems in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

     We are also subject to external forces that might generally affect industry and commerce, such as a utility or transportation company's year 2000 compliance failures and related service interruptions.

OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS WHICH MAY DELAY OR
  PREVENT A CHANGE OF CONTROL.

     Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - division of the board of directors into three separate classes;

     - elimination of cumulative voting in the election of directors;

     - prohibitions on our stockholders from acting by written consent and calling special meetings;

     - procedures for advance notification of stockholder nominations and proposals; and

     - the ability of the board of directors to alter our bylaws without stockholder approval.

     In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could materially adversely affect the trading price of our common stock. Such sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have
shares outstanding. Of these shares, the                shares sold in this
offering will be freely tradeable in the public market. The remaining 25,689,275 shares of common stock available for sale in the public market are limited by restrictions under the securities laws and 180-day lock-up agreements applicable to these shares and will be available for sale in the public market as follows:

               DATE OF AVAILABILITY FOR SALE                    NUMBER
               -----------------------------                  -----------
Immediately.................................................       shares
90th day after the date of this prospectus..................       shares
180th day after the date of this prospectus.................       shares

     In addition, we have 2,976,300 shares of our common stock available for future grant pursuant to our stock option plans, and 6,763,765 shares subject to
outstanding options at March 31, 1999.                of these outstanding
options are also subject to a 180-day lockup agreement. We intend to register, prior to the expiration of the lock-up, the shares of common stock reserved for issuance under our stock option plans and shares of common stock reserved for issuance under our employee stock purchase plan. Accordingly, shares underlying vested options will be eligible for resale in the public market beginning on expiration of the lock-up.

     BT Alex. Brown may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

WE WILL USE APPROXIMATELY $54.3 MILLION OF THE NET PROCEEDS OF THIS OFFERING TO
  REDEEM SENIOR SECURITIES AND WE WILL HAVE SUBSTANTIAL DISCRETION AS TO HOW TO USE THE REMAINING NET PROCEEDS FROM THIS OFFERING.

     The net proceeds to us from this offering are estimated to be approximately
$     million, assuming the shares are sold at a price of $          per share
and after deducting underwriting discounts and estimated offering expenses. We intend to use approximately $54.3 million of the net proceeds of the offering to redeem all outstanding shares of our redeemable preferred stock. We will use any remaining proceeds to repay indebtedness and for general corporate purposes, including working capital. We have agreed to repay a term loan, the principal amount of which was $45.0 million at March 31, 1999, in quarterly installments. The installments will be $7.5 million for July and October 1999 and $2.5 million per quarter thereafter with a final payment of $5,0 million in April 2002. Our management will have broad discretion to allocate any remaining proceeds and to determine the timing of expenditures in ways with which our stockholders may not agree. We cannot predict that investment of the proceeds will yield a favorable or any return. See "Use of Proceeds."

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

     Although we have paid dividends on our common stock in the past, we currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any dividends in the foreseeable future. See "Dividend Policy."

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase shares of our common stock, you will suffer an immediate
and substantial dilution of approximately $          in net tangible book value
per share, or approximately      % of the offering price of $     per share. If
optionholders exercise options, you will suffer further dilution. See
"Dilution."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are "forward-looking statements." These forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors." We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the                shares of common
stock in the offering, assuming an initial public offering price of $     per
share and after deducting the underwriting discounts and estimated offering
expenses of $700,000, are estimated to be $          .

     We intend to use approximately $54.3 million of the net proceeds to redeem all outstanding shares of our redeemable preferred stock. Following this redemption, no shares of redeemable preferred stock will be outstanding.

     A second purpose of this offering is to repay indebtedness. We have agreed to repay a term loan, the principal amount of which was $45.0 million at March 31, 1999, in quarterly installments. The installments will be $7.5 million for July and October 1999 and $2.5 million per quarter thereafter with a final payment of $5.0 million in April 2002. Following the redemption and repayment described above, we expect to use any remaining net proceeds of this offering for general corporate purposes including sales and marketing, hiring of additional consultants and staff, and working capital. We may also use a portion of the net proceeds to fund acquisitions of products, technologies or businesses that are related or complementary to our business. Although we have no present agreements or commitments and are not currently engaged in any negotiations with respect to any such transactions, we continue to evaluate these opportunities. Pending use of the net proceeds for the foregoing purposes, we intend to invest the net proceeds in investment grade interest bearing marketable securities.

                                DIVIDEND POLICY

     Although we declared a $2.7 million dividend on our common stock in 1996 and repurchased shares of our common stock in connection with our recapitalization in 1997, we intend to retain earnings, if any, and we do not intend to pay cash dividends in the foreseeable future. See "Certain Transactions." In addition, our credit facility limits our ability to declare and pay dividends. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and such other factors as the board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of March 31, 1999. The As Adjusted column gives effect to the sale in this offering of
               shares of common stock at a price of $     per share less
underwriting discounts and estimated offering expenses payable by Netcom Systems, the conversion of all outstanding shares of convertible preferred stock into 22,903,436 shares of common stock, the redemption of all outstanding shares of redeemable preferred stock and the reclassification of $10.0 million in long-term debt into short-term debt following the closing of the offering.

     This table excludes:

     - 6,763,765 shares of common stock issuable upon exercise of outstanding stock options;

     - 2,976,300 shares that have been set aside for future issuance under our stock option plans; and

     - 150,000 shares that have been set aside for future issuance under our employee stock purchase plan.

     For a further discussion of our option plans, see "Management -- Employee Benefit Plans" and Note 12 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

                                                                  MARCH 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Long-term debt, net of current portion......................  $  35,000    $  25,000
                                                              ---------    ---------
Redeemable preferred stock, $0.001 par value:
  Authorized -- 485,184 shares (actual); no shares (as
     adjusted)
     Issued and outstanding -- 485,184 (actual);
     no shares (as adjusted)................................     53,363           --
                                                              ---------
Stockholders' investment (deficit):
  Convertible preferred stock, $0.001 par value:
     Authorized -- 22,903,437 shares (actual); no shares (as
      adjusted)
       Issued and outstanding -- 22,903,436 shares (actual);
       no shares (as adjusted)..............................     48,518           --
  Common stock, $0.001 par value:
     Authorized -- 50,000,000 shares (actual); 200,000,000
      shares (as adjusted)
       Issued and outstanding -- 2,785,839 shares (actual);
       25,689,275 shares (as adjusted)......................          3
  Additional paid-in capital................................     12,547
  Deferred compensation.....................................     (1,217)      (1,217)
  Retained deficit..........................................   (110,576)    (110,576)
  Accumulated other comprehensive loss......................         (9)          (9)
                                                              ---------    ---------
Stockholders' investment....................................    (50,734)
                                                              ---------    ---------
Total capitalization........................................  $  37,629    $
                                                              =========    =========

                                    DILUTION

     Pro forma net tangible book value (deficit) per share represents total assets, less intangible assets and total liabilities, divided by the number of shares outstanding as of March 31, 1999. Our pro forma net tangible book value
(deficit) at March 31, 1999 was approximately $(          million) or
approximately $(          ) per share. Without taking into account any changes
in such net tangible book value per share after March 31, 1999, other than to give effect to the sale of the shares of common stock offered hereby at an
assumed initial public offering price of $     per share and the receipt of the
net proceeds of such sale, the pro forma net tangible book value at March 31,
1999 would have been approximately $     million or approximately $     per
share. This represents an immediate increase in net tangible book value per
share of $          to existing stockholders and an immediate dilution of
$     per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............  $
Pro forma net tangible book value (deficit) per share as of
  March 31, 1999............................................  $
  Increase per share attributable to new investors..........
Pro forma net tangible book value per share after the
  offering..................................................  $
Dilution per share to new investors.........................

     The following table summarizes, on a pro forma basis as of March 31, 1999, the differences between existing stockholders and new investors with respect to the total number of shares of common stock purchased from us, the total price paid and the average price per share paid, using an initial public offering
price of $     per share:

                                                                           TOTAL
                                                   SHARES PURCHASED    CONSIDERATION      AVERAGE
                                                   ----------------   ----------------     PRICE
                                                   NUMBER   PERCENT   AMOUNT   PERCENT   PER SHARE
                                                   ------   -------   ------   -------   ---------
Existing stockholders............................
New investors....................................
     Total.......................................            100.0%             100.0%
                                                             =====              =====

     The above calculations do not give effect to the exercise of outstanding options to purchase 6,763,765 shares of common stock at a weighted average exercise price of $2.57 per share outstanding on March 31, 1999. To the extent that these options become exercisable and are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data at December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 are derived from our consolidated financial statements that have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1995 and the balance sheet data at December 31, 1995 and 1996 is derived from our audited financial statements that are not included herein. The statements of operations data for the year ended December 31, 1994 and the balance sheet data at December 31, 1994 are derived from unaudited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 1998 and 1999 and the consolidated balance sheet data at March 31, 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

                                                                                          THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   MARCH 31,
                                          ---------------------------------------------   -------------------
                                           1994     1995     1996      1997      1998       1998       1999
                                          ------   ------   -------   -------   -------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues................................  $2,080   $9,053   $27,454   $56,273   $73,474   $18,011    $19,513
Cost of goods sold......................     336    1,266     3,256     7,248    15,912     3,048      4,873
                                          ------   ------   -------   -------   -------   -------    -------
Gross profit............................   1,744    7,787    24,198    49,025    57,562    14,963     14,640
                                          ------   ------   -------   -------   -------   -------    -------
Operating expenses:
  Research and development..............     446      833     1,681     3,527     8,588     1,662      2,665
  Sales and marketing...................     193      844     1,466     3,713    12,956     2,271      4,087
  General and administrative............     365    1,262     1,342     3,452     3,799       776        855
  Amortization of deferred
     compensation.......................      --       --        --        --        60        --        133
                                          ------   ------   -------   -------   -------   -------    -------
Total operating expenses................   1,004    2,939     4,489    10,692    25,403     4,709      7,740
                                          ------   ------   -------   -------   -------   -------    -------
Income from operations..................     740    4,848    19,709    38,333    32,159    10,254      6,900
Other income (expense), net.............       6       65       244      (662)   (2,020)     (682)      (328)
                                          ------   ------   -------   -------   -------   -------    -------
Income before provision for income
  taxes.................................     746    4,913    19,953    37,671    30,139     9,572      6,572
Provision for income taxes..............     263    1,955     8,142    14,875    11,557     3,924      2,531
                                          ------   ------   -------   -------   -------   -------    -------
Net income..............................  $  483   $2,958   $11,811   $22,796   $18,582   $ 5,648    $ 4,041
                                          ======   ======   =======   =======   =======   =======    =======
Pro forma net income per common share...                                        $  0.73              $  0.16
                                                                                =======              =======
Pro forma weighted average number of
  common shares outstanding.............                                         25,606               25,688
                                                                                =======              =======
Pro forma diluted net income per common
  share.................................                                        $  0.63              $  0.13
                                                                                =======              =======
Pro forma weighted average number of
  common shares and common equivalent
  shares outstanding....................                                         29,542               30,335
                                                                                =======              =======

                                                      DECEMBER 31,                         MARCH 31,
                                      ---------------------------------------------   -------------------
                                      1994    1995     1996       1997       1998       1998       1999
                                      ----   ------   -------   --------   --------   --------   --------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........  $469   $2,885   $ 9,314   $ 17,708   $ 19,597   $ 24,390   $ 17,970
Working capital.....................   716    3,735    12,505     23,312     31,802     28,836     31,049
Total assets........................   986    5,683    18,110     34,129     54,155     42,805     57,264
Long-term debt, net of current
  portion...........................    --       --        --     47,500     37,500     47,500     35,000
Redeemable preferred stock..........    --       --        --     49,520     52,579     50,255     53,363
Stockholders' investment............   777    3,854    13,014    (71,004)   (54,084)   (66,111)   (50,734)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties.

OVERVIEW

     We are a leading provider of network performance analysis solutions. Our flagship platform, SmartBits, analyzes networking equipment, including infrastructure and enterprise switches and routers, and broadband access devices, such as cable modems and xDSL devices, to determine performance, reliability, scalability, interoperability, quality of service and proof of service, before deployment on the network. SmartBits allows users to analyze network performance by emulating complex, multi-technology networks through the generation, reception and analysis of high speed network traffic flows. We were incorporated and began operations in 1989. In 1994, we introduced our SmartBits platform. We have been profitable in each of the past four years in which our financial statements were audited.

     Beginning in the fourth quarter of 1997, we began to invest significantly in the infrastructure of our business to position us for growth in existing and new markets and in anticipation of increased competition. Since that time, our primary focus has been and continues to be to build a customer-centric organization that delivers quality products through research and development in new technologies and supports those products both with an in-house service department and with strong field support. Our efforts to build a customer-centric organization have included activities that resulted in reduced gross and operating margins. For example, during 1998 we significantly increased personnel in our customer support organization. Further, beginning in the third quarter of 1998 we reduced prices on our products to aggressively compete with a new entrant in our markets. In addition, we have made significant investments in sales and marketing to increase the awareness of our products in new markets, particularly among service providers and enterprises. During the year ended December 31, 1998, total operating expenses were $25.4 million, as compared to $10.7 million during the year ended December 31, 1997, an increase of $14.7 million. Of that increase, approximately $14.3 million related to sales and marketing and research and development. During the year ended December 31, 1998, we also invested $1.5 million in building our customer support infrastructure, which is accounted for under cost of goods sold. These investments in our infrastructure demonstrate our commitment to our customers and we plan to continue to invest in infrastructure to support our customers.

     We realize revenues primarily from the sale of SmartBits systems, as well as from the licensing of related software and software maintenance contracts. System and software revenues are generally recognized at the time of shipment to customers or distributors, net of estimated allowances for product returns. Maintenance contracts typically require us to provide technical support and software updates to customers. Maintenance revenues are deferred and recognized ratably over the term of the maintenance period, which is typically one year. Post-contract support obligations are insignificant and we accrue them at the time of the sale.

     We market and sell our products and services in the United States through a direct sales force, except in Hawaii where we use a distributor. Internationally, we sell primarily through distributors in 35 separate markets worldwide, although we do sell directly in France, the United Kingdom, Denmark and Ireland. International sales represented 29.6% of our revenues in the three month period ended March 31, 1999, 25.5% of our revenues in 1998, 26.1% of our revenues in 1997 and 16.7% of our revenues in 1996. Our international sales are denominated in U.S. dollars and French francs. Sales to distributors occur, in almost all cases, after the distributor has received an order from its customer. As a result, distributors generally do not inventory our products and we have historically incurred very few product returns from our distributors. Typically, distributors receive a commission or sales discount to our international sales prices. Commissions to distributors are payable only after our receipt of payment for these sales. To date, we have incurred no bad debt write-offs based on sales to distributors, although there can be no assurance that we will not incur bad debt write-offs in the future.

     Historically, a significant amount of our revenues has been generated by sales to our largest customers, all of whom are network equipment manufacturers. U.S. sales to our four largest customers collectively accounted for 36.0% of our revenues in 1996, 31.1% of our revenues in 1997 and 31.9% of our revenues in 1998. Our customer concentration was less pronounced in the first three months of 1999, when U.S. sales to our four largest customers represented 21.6% of our revenues. In the year ended December 31, 1996, sales to Bay Networks accounted for 14.9% of our revenues and sales to Cisco accounted for 11.8% of our revenues. In the year ended December 31, 1997, sales to each of Bay Networks and Cisco accounted for 10.9% of our revenues. Sales to Cisco also accounted for 12.1% of our revenues in the year ended December 31, 1998. No customer accounted for 10% or more of our revenues in the first three months of 1999. Our international distributors may also make additional sales to foreign divisions or affiliates of these customers which are not reflected in the percentages above. We anticipate that our results of operations in any given quarter will continue to depend upon sales to a small number of customers. As a result of this customer concentration, our revenues from quarter to quarter may be subject to substantial fluctuations, which could have a material adverse effect on our business, financial condition and results of operations.

     In connection with this offering, certain stock option grants have been considered to be compensatory for financial accounting purposes. The amount of this compensation represents the difference between the exercise price of the stock options and the fair market value of our common stock at the time of issuance. Stock-based compensation of $60,000 was amortized during the year ended December 31, 1998 and $133,000 was amortized during the three month period ended March 31, 1999. As of May 1999, stock-based compensation of $1.8 million will be amortized over the remaining vesting periods of the related options using an accelerated method, including $672,000 for the nine month period ending December 31, 1999.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, certain consolidated statement of operations data as a percentage of our revenues:

                                                                              THREE MONTHS
                                                                                 ENDED
                                                  YEAR ENDED DECEMBER 31,      MARCH 31,
                                                  -----------------------    --------------
                                                  1996     1997     1998     1998     1999
                                                  -----    -----    -----    -----    -----
                                                                              (UNAUDITED)
Revenues........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold..............................   11.9     12.9     21.7     16.9     25.0
                                                  -----    -----    -----    -----    -----
  Gross profit..................................   88.1     87.1     78.3     83.1     75.0
                                                  -----    -----    -----    -----    -----
Operating expenses:
  Research and development......................    6.1      6.3     11.7      9.3     13.6
  Sales and marketing...........................    5.3      6.6     17.6     12.6     20.9
  General and administrative....................    4.9      6.1      5.2      4.3      4.4
  Amortization of deferred compensation.........     --       --      0.1       --      0.7
                                                  -----    -----    -----    -----    -----
Total operating expenses........................   16.3     19.0     34.6     26.2     39.6
Income from operations..........................   71.8     68.1     43.7     56.9     35.4
Other income (expense), net.....................    0.9     (1.2)    (2.7)    (3.8)    (1.7)
                                                  -----    -----    -----    -----    -----
Income before provision for income taxes........   72.7     66.9     41.0     53.1     33.7
                                                  -----    -----    -----    -----    -----
Provision for income taxes......................   29.7     26.4     15.7     21.8     13.0
                                                  -----    -----    -----    -----    -----
Net income......................................   43.0%    40.5%    25.3%    31.3%    20.7%
                                                  =====    =====    =====    =====    =====

THREE MONTHS ENDED MARCH 31, 1999 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1998

     Revenues. Revenues were $19.5 million for the three month period ended March 31, 1999, as compared to $18.0 million for the three month period ended March 31, 1998, an increase of $1.5 million or 8.3%. This increase was due primarily to increased international revenues combined with increased sales to Internet service providers and telecommunications carriers, partially offset by price reductions.

     Gross Profit. Gross profit was $14.6 million for the three month period ended March 31, 1999, as compared to $15.0 million for the three month period ended March 31, 1998, a decrease of $0.4 million. Gross margin was 75.0% for the three month period ended March 31, 1999, as compared to 83.1% for the three month period ended March 31, 1998. The decrease in gross margin was due primarily to price erosion as a result of new competition, combined with an increase in manufacturing and customer support personnel to support expanding operations. Gross margins may decrease over the next 12 months due to factors that could include further price erosion and increases in overhead and customer support, the mix of product sales, new competition, changes in the networking industry and increases in component and contract manufacturing costs.

     Research and Development. Research and development expense was $2.7 million for the three month period ended March 31, 1999, as compared to $1.7 million for the three month period ended March 31, 1998, an increase of $1.0 million. Research and development expense was 13.6% of revenues for the three month period ended March 31, 1999, as compared to 9.3% of revenues for the three month period ended March 31, 1998. The increase in research and development expense in absolute dollars and as a percentage of revenues was due primarily to increased staffing levels, purchases of development materials and consulting fees. Research and development costs are expensed as incurred. We expect that research and development expenditures will continue to increase in absolute dollars for at least the next 12 months to support continued development of new products and product enhancements.

     Sales and Marketing. Sales and marketing expense was $4.1 million for the three month period ended March 31, 1999, as compared to $2.3 million for the three month period ended March 31, 1998, an increase of $1.8 million. Sales and marketing expense was 20.9% of revenues for the three month period ended March 31, 1999, as compared to 12.6% of revenues for the three month period ended March 31, 1998. The increase in sales and marketing expense in absolute dollars and as a percentage of revenues was due primarily to increased staffing levels and related compensation, travel and other sales expenses, as well as various marketing and promotional programs. We expect that sales and marketing expenditures will increase in absolute dollars for at least the next 12 months as additional personnel are hired, field offices are opened and promotional expenditures are increased as we attempt to increase market penetration and pursue new market opportunities.

     General and Administrative. General and administrative expense was $0.9 million for the three month period ended March 31, 1999, as compared to $0.8 million for the three month period ended March 31, 1998, an increase of $0.1 million. General and administrative expense was 4.4% of revenues for the three month period ended March 31, 1999, as compared to 4.3% of revenues for the three month period ended March 31, 1998. We expect that general and administrative expenditures will continue to increase in absolute dollars for at least the next 12 months as our administrative staff and internal systems grow to support expanding operations and our status as a public company.

     Amortization of Deferred Compensation. Amortization of deferred compensation was $0.1 million for the three month period ended March 31, 1999. In that period, we recorded deferred compensation in the amount of $1.0 million, which related to the granting of employee stock options below fair market value. The deferred compensation will be amortized over five years, which is the vesting period of the options, using an accelerated method.

     Other Income (Expense), Net. In August 1997, we entered into a credit agreement with two banks under which we borrowed $50.0 million through a term loan facility. Interest expense relating to the borrowings was $0.7 million during the three month period ended March 31, 1999, as compared to $0.9 million for the three month period ended March 31, 1998. The decrease in interest expense was due to the reduction of outstanding borrowings through required $2.5 million principal payments made in October 1998 and January 1999. We expect interest expense to decrease for at least the next 12 months as we continue to reduce outstanding borrowings by $7.5 million in each of July and October 1999 and an additional $2.5 million in each three month period following the October 1999 payment with a final payment of $5.0 million in April 2002. Interest income was $0.4 million during the three month period ended March 31, 1999, as compared to $0.2 million during the three month period ended March 31, 1998. The increase in interest income was due to increased cash and investments. We expect interest income to increase for at least the next 12 months as our cash and investments increase from operating activities as well as from proceeds from the offering.

     Provision for Income Taxes. Our effective tax rate was 38.5% for the three month period ended March 31, 1999, as compared to 41.0% for the three month period ended March 31, 1998. The decrease in the effective tax rate resulted primarily from increased benefits from research and development tax credits and from our foreign sales corporation.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     Revenues. Revenues were $73.5 million for the year ended December 31, 1998, as compared to $56.3 million for the year ended December 31, 1997, an increase of $17.2 million or 30.6%. This increase was due primarily to increased sales in new markets such as sales to Internet service providers, telecommunications carriers and enterprises, increased international sales as well as increased sales to our traditional customer base of network equipment manufacturers, partially offset by price reductions.

     Gross Profit. Gross profit was $57.6 million for the year ended December 31, 1998, as compared to $49.0 million for the year ended December 31, 1997, an increase of $8.6 million. Gross margin was 78.3% for the year ended December 31, 1998, as compared to 87.1% for the year ended December 31, 1997. The decrease in gross margin was due primarily to price erosion as a result of new competition, combined with an increase in manufacturing and customer support personnel to support expanding operations.

     Research and Development. Research and development expense was $8.6 million for the year ended December 31, 1998, as compared to $3.5 million for the year ended December 31, 1997, an increase of $5.1 million. Research and development expense was 11.7% of revenues for the year ended December 31, 1998, as compared to 6.3% of revenues for the year ended December 31, 1997. The increase in research and development expense in absolute dollars and as a percentage of revenues was due primarily to increased staffing levels, consulting fees and purchases of materials used in the development of new products and product enhancements.

     Sales and Marketing. Sales and marketing expense was $13.0 million for the year ended December 31, 1998, as compared to $3.7 million for the year ended December 31, 1997, an increase of $9.3 million. Sales and marketing expense was 17.6% of revenues for the year ended December 31, 1998, as compared to 6.6% of revenues for the year ended December 31, 1997. The increase in sales and marketing expense in absolute dollars and as a percentage of revenues was due primarily to increased staffing levels and related compensation, travel and other sales expenses, and various marketing and promotional programs, including product investments in independent test labs.

     General and Administrative. General and administrative expense was $3.8 million for the year ended December 31, 1998, as compared to $3.5 million for the year ended December 31, 1997, an increase of $0.3 million. General and administrative expense was 5.2% of revenues for the year ended December 31, 1998, as compared to 6.1% of revenues for the year ended December 31, 1997. The increase in general and administrative expense in absolute dollars was due primarily to increased staffing levels and increased accounting and legal costs.

     Other Income (Expense), Net. Interest expense relating to outstanding borrowings was $3.5 million during the year ended December 31, 1998, as compared to $1.2 million for the year ended December 31, 1997. The increase in interest expense was due to the borrowings being outstanding only for approximately three months during 1997. Interest income was $1.4 million during the year ended December 31, 1998, as compared to $0.6 million for the year ended December 31, 1997, an increase of $0.8 million. The increase in interest income was primarily due to increased cash and investments.

     Provision for Income Taxes. Our effective tax rate was 38.4% for the year ended December 31, 1998, as compared to 39.5% for the year ended December 31, 1997. The decrease in the effective tax rate was primarily due to the establishment of our foreign sales corporation at the end of 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Revenues. Revenues were $56.3 million for the year ended December 31, 1997, as compared to $27.5 million for the year ended December 31, 1996, an increase of $28.8 million or 105.0%. The increase was primarily due to the introduction of new products, further market acceptance of existing products, expansion into international markets and the acquisition of one of our international distributors, Netcom Systems Europe. Our international revenues were $14.7 million for the year ended December 31, 1997, as compared to $4.6 million for the year ended December 31, 1996, an increase of $10.1 million. This increase was primarily due to increased sales through distributors in our international markets, and secondarily as a result of the acquisition of Netcom Systems Europe in September 1997.

     Gross Profit. Gross profit was $49.0 million for the year ended December 31, 1997, as compared to $24.2 million for the year ended December 31, 1996, an increase of $24.8 million. Gross margin was 87.1% for the year ended December 31, 1997, as compared to 88.1% for the year ended December 31, 1996. The decrease in gross margin was due primarily to the increase in manufacturing personnel to support expanding operations as well as increased volume sales discounts given to certain customers.

     Research and Development. Research and development expense was $3.5 million for the year ended December 31, 1997, as compared to $1.7 million for the year ended December 31, 1996, an increase of $1.8 million. Research and development expense was 6.3% of revenues for the year ended December 31, 1997, as compared to 6.1% of revenues for the year ended December 31, 1996. The increase in research and development expense in absolute dollars and as a percentage of revenues was due primarily to increased staffing levels and to increased purchases of materials used in the development of new products and product enhancements.

     Sales and Marketing. Sales and marketing expense was $3.7 million for the year ended December 31, 1997, as compared to $1.5 million for the year ended December 31, 1996, an increase of $2.2 million. Sales and marketing expense was 6.6% of revenues for the year ended December 31, 1997, as compared to 5.3% for the year ended December 31, 1996. The increase in sales and marketing expense in absolute dollars and as a percentage of revenues was due primarily to increased staffing levels and increased commissions.

     General and Administrative. General and administrative expense was $3.5 million for the year ended December 31, 1997, as compared to $1.3 million for the year ended December 31, 1996, an increase of $2.2 million. General and administrative expense was 6.1% of revenues for the year ended December 31, 1997, as compared to 4.9% for the year ended December 31, 1996. The increase in general and administrative expense in absolute dollars and as a percentage of revenues was due primarily to increased staffing levels and the related compensation to support expanding operations.

     Other Income (Expense), Net. Interest expense relating to outstanding borrowings was $1.2 million for the year ended December 31, 1997, as compared to no interest expense in 1996. Interest income increased $0.4 million for the year ended December 31, 1997 compared to the year ended December 31, 1996 due to increased cash and cash equivalent balances.

     Provision for Income Taxes. Our effective tax rate was 39.5% for the year ended December 31, 1997, as compared to 40.8% for the year ended December 31, 1996. The decrease in the effective tax rate was primarily due to the increase in research and development tax credits utilized in 1997. This increase in research and development tax credits as well as certain other tax benefits were caused primarily by the exercise of a substantial number of employee stock options in connection with a recapitalization in the third quarter of 1997. Accordingly, we do not expect these tax benefits to recur to the same extent in future periods.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables present statement of operations data in dollars and as a percentage of our revenues. This quarterly information is unaudited but has been prepared on a basis consistent with our audited financial statements presented elsewhere herein, and in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that may be expected for any subsequent periods.

                                                                       THREE MONTHS ENDED
                               --------------------------------------------------------------------------------------------------
                               MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                 1997       1997       1997        1997       1998       1998       1998        1998       1999
                               --------   --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                         (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues.....................  $10,115    $12,958     $15,912    $17,288    $18,011    $19,344     $17,601    $18,518    $19,513
Cost of goods sold...........    1,163      1,575       2,017      2,493      3,048      4,043       4,286      4,535      4,873
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
        Gross profit.........    8,952     11,383      13,895     14,795     14,963     15,301      13,315     13,983     14,640
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Operating Expenses:
  Research and development...      748        589         805      1,385      1,662      2,134       2,256      2,536      2,665
  Sales and marketing........      540        761       1,090      1,322      2,271      3,313       3,606      3,766      4,087
  General and
    administrative...........      753        965         805        929        776        778       1,301        944        855
  Amortization of deferred
    compensation.............       --         --          --         --         --         30          15         15        133
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
        Total operating
          expenses...........    2,041      2,315       2,700      3,636      4,709      6,255       7,178      7,261      7,740
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Income from operations.......    6,911      9,068      11,195     11,159     10,254      9,046       6,137      6,722      6,900
Other income (expense),
  net........................      189        167        (107)      (911)      (682)      (525)       (508)      (305)      (328)
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Income before provision for
  income taxes...............    7,100      9,235      11,088     10,248      9,572      8,521       5,629      6,417      6,572
Provision for income taxes...    2,804      3,628       4,459      3,984      3,924      3,132       2,182      2,319      2,531
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Net income...................  $ 4,926    $ 5,607     $ 6,629    $ 6,264    $ 5,648    $ 5,389     $ 3,447    $ 4,098    $ 4,041
                               =======    =======     =======    =======    =======    =======     =======    =======    =======
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues.....................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%
Cost of goods sold...........     11.5       12.1        12.7       14.4       16.9       20.9        24.3       24.5       25.0
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
        Gross profit.........     88.5       87.9        87.3       85.6       83.1       79.1        75.7       75.5       75.0
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Operating Expenses:
  Research and development...      7.4        4.5         5.1        8.0        9.3       11.0        12.8       13.7       13.6
  Sales and marketing........      5.4        5.9         6.8        7.6       12.6       17.1        20.5       20.3       20.9
  General and
    administrative...........      7.4        7.5         5.1        5.4        4.3        4.2         7.5        5.2        4.4
  Amortization of deferred
    compensation.............       --         --          --         --         --         --          --         --        0.7
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
        Total operating
          expenses...........     20.2       17.9        17.0       21.0       26.2       32.3        40.8       39.2       39.6
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Income from operations.......     68.3       70.0        70.3       64.6       56.9       46.8        34.9       36.3       35.4
Other income (expense),
  net........................      1.9        1.3        (0.6)      (5.3)      (3.8)      (2.7)       (2.9)      (1.7)      (1.7)
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Income before provision for
  income taxes...............     70.2       71.3        69.7       59.3       53.1       44.1        32.0       34.6       33.7
Provision for income taxes...     27.7       28.0        28.0       23.1       21.8       16.2        12.4       12.5       13.0
                               -------    -------     -------    -------    -------    -------     -------    -------    -------
Net income...................     42.5%      43.3%       41.7%      36.2%      31.3%      27.9%       19.6%      22.1%      20.7%
                               =======    =======     =======    =======    =======    =======     =======    =======    =======

     Beginning in 1994, our revenues increased in every quarter until the three month period ended September 30, 1998. In the second half of 1998, the emergence of new entrants in the network performance analysis market resulted in our decision to reduce prices and caused delays in the purchasing decisions of several of our customers. General market conditions, particularly an economic downturn in Asia, also created uncertainty among our network equipment manufacturer customers. In addition, industry consolidation during this period disrupted procurement decisions by some of our largest customers. Due primarily to these factors, our quarterly revenues declined for the three month period ended September 30, 1998 relative to the three month period ended June 30, 1998. At the end of 1998 and during the three month period ended March 31, 1999, we increased our customer base, primarily among Internet service providers and telecommunications carriers. For the three month period ended March 31, 1999, revenues increased by $1.0 million over the three month period ended December 31, 1998. Gross margin has decreased primarily due to the effects of increases in manufacturing and customer support personnel and to price erosion caused by new competition. Research and development expenses increased relatively consistently in each of the quarters presented. Sales and marketing expenses increased significantly beginning in the three month period ended June 30, 1998 due to pronounced increases in headcount and promotional efforts. General and administrative expenses increased slightly, or remained relatively constant, each quarter, except for the three month period ended September 30, 1998, primarily due to increased legal and accounting costs related to preparation of our public offering.

     A number of factors could cause quarterly revenues and operating results to vary significantly, including changes in demand for our products, the timing, composition and size of orders from our customers, and spending patterns and budgetary resources of our customers. Operating results may also fluctuate on a quarterly basis based upon factors such as the introduction of product enhancements by us or our competitors, and market acceptance of new products offered by us or our competitors. Quarterly operating results could also be affected by the relative percentages of products sold through our direct and indirect sales channels, product pricing and competitive conditions in our markets. Any unfavorable change in these or other factors could have a material adverse effect on our business, financial condition and results of operations. Accordingly, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of our future performance. Furthermore, there can be no assurance that we will be able to sustain profitability on a quarterly or annual basis.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations to date primarily through cash provided by operating activities. At March 31, 1999, our principal source of liquidity was our cash, cash equivalents and short-term investments of $34.3 million. In August 1997, we established an unsecured $10.0 million revolving line of credit with NationsBank, an affiliate of NationsBanc Montgomery Securities, and BankBoston which we subsequently reduced to $2.0 million in 1998. At March 31, 1999, there were no borrowings outstanding under the line of credit.

     In August 1997, we underwent a recapitalization in which we received net proceeds of $91.0 million from the issuance and sale of redeemable and convertible preferred stock and $50.0 million from borrowings under a term loan facility with two banks. We used these proceeds, together with $14.7 million from our existing cash balances, to repurchase shares of our common stock for $155.7 million.

     In addition to our term loan facility, we have a $2.0 million revolving line of credit with the same banks. Both the term loan and the line of credit are unsecured and mature in August 2002. The line of credit also contains a $2.0 million letter of credit subfacility. The term loan is due and payable in quarterly installments which began on October 31, 1998. The amount of the installments will be $7.5 million for July and October 1999, declining to $2.5 million per quarter thereafter with a final payment of $5.0 million in April 2002. At March 31, 1999, $45.0 million was outstanding on the term loan and no amount was outstanding on the line of credit.

     Cash provided by operating activities was $21.8 million during the year ended December 31, 1998, $24.7 million during the year ended December 31, 1997 and $9.5 million during the year ended December 31, 1996. Cash provided by operating activities was $5.3 million during the three month period ended March 31, 1999 and $7.4 million during the three month period ended March 31, 1998. Cash generated from operations for all of these periods was principally attributable to net income adjusted for certain non-cash charges such as depreciation and amortization and provisions for doubtful accounts. In addition, during 1997 we received a $6.9 million tax benefit from the exercise of stock options associated with our recapitalization.

     Through August 1997, our investing activities consisted of the acquisition of property and equipment. In September 1997, we acquired all of the outstanding common shares of Netcom Systems Europe S.A.R.L., a research development, sales and distribution company located near Paris, France. The purchase price was $3.0 million, plus $0.1 million of directly related costs. Net cash used for the acquisition, net of cash acquired, was $2.4 million. During 1998, we purchased investments, primarily corporate commercial paper, in the net amount of $14.7 million. During the three month period ended March 31, 1999, we increased these investments by an additional net amount of $1.6 million.

     Cash used in financing activities has consisted solely of $2.7 million used for stockholder distributions during 1996, $14.7 million used in connection with our recapitalization in 1997 and $2.5 million used to repay the term loan during each of the three month periods ended December 31, 1998 and March 31, 1999. Cash provided by financing activities has consisted solely of the exercise of employee stock options, providing cash of $0.3 million for the year ended December 31, 1998, $2.2 million for the year ended December 31, 1997, and $0.1 million from the repayment of a note receivable in 1998.

     We believe that the net proceeds from this offering, together with our current cash balances, cash provided by future operations and available borrowings under our line of credit, will be sufficient to meet our working capital and anticipated capital expenditure requirements for at least the next 12 months. Although operating activities may provide cash in certain periods, to the extent we experience continued growth in the future, our operating and investing activities may require significant cash. Consequently, any such future growth may require us to obtain additional capital. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which would materially adversely affect our business, financial condition and operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Borrowings under both the term loan and the line of credit bear interest, at our election, at the "Base Rate" or the "LIBOR Rate." Interest is payable quarterly. The Base Rate is the higher of (a) the prime rate or (b) the federal funds overnight rate plus 0.5 percent per year. The LIBOR Rate is a per annum rate of 30, 60, 90 or 180 days LIBOR, plus a margin based on our leverage ratio, ranging from 0.875 percent to 1.5 percent per year. Through December 31, 1998, we have selected the LIBOR Rate. However, we have an interest rate swap agreement with the banks that results in our paying a fixed rate of 6.11 percent on $25.0 million of the outstanding balance through October 5, 1999. At December 31, 1998, the interest rate in effect on the $22.5 million remaining outstanding balance was 6.35 percent through June 2, 1999. A hypothetical 65 basis point increase in interest rates would result in an approximate $130,000 increase, approximately 5%, in our interest expense in 1999.

     We generally invest our cash, cash equivalents and short-term investments in corporate commercial paper or money market accounts. As of December 31, 1998, the weighted average interest rate on these investments was approximately 5.5%. A hypothetical 55 basis point decrease in interest rates would result in an approximate $200,000 decrease, approximately 11%, in our interest income in 1999, assuming no change in cash balance.

RISKS ASSOCIATED WITH YEAR 2000 PROBLEM

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish between 20th and 21st century dates. This may result in software failures or the creation of erroneous results.

     As a result, computer systems and/or software used by many companies may need to be upgraded to account for this year 2000 problem. Our internal information systems, including our financial accounting, product development and operations systems, utilize software and hardware provided by third parties. In most cases, we employ widely available software applications and other products from leading third-party vendors and have been advised by these vendors that their products are year 2000 compliant or that year 2000 versions will be provided in a timely fashion.

     Assessment of our products. Beginning in 1997, we began assessing the ability of our software and products to operate properly in the year 2000. During this assessment, we sent a questionnaire to our suppliers, requesting compliance information and possible corrective action plans. We generally represent to our customers that we have achieved year 2000 compliance for our products and believe this to be the case. We believe our products do not contain hardware components or software which involve the rollover of dates.

     Assessment of our IT systems. Our internal systems include both our information technology, or IT, and non-IT systems. We have initiated an assessment of our significant internal IT systems. We believe we have identified and tested all significant business critical applications such as accounting, operations and sales management. Each of these systems has been acquired within the past 15 months. We believe that these applications are all year 2000 compliant, although we cannot assure you of this. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from vendors that their systems are year 2000 compliant. We are not currently aware of any significant operational issues or costs associated with preparing our internal IT systems for year 2000, although we cannot assure you that no such operational issues or costs will arise. We continue to test and will potentially make upgrades to Microsoft Office desktop applications, which may not be year 2000 compliant. Additionally, Microsoft NT will be upgraded during the summer of 1999 to ensure year 2000 compliance. The anticipated costs for these upgrades are not expected to exceed $25,000, although we cannot assure you that costs will not be greater. Currently, we have not incurred material costs associated with our year 2000 compliance program.

     Assessment of our non-IT systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems, and other common devices have been assessed and are expected to have little or no disruption on our business due to the year 2000 problem, although we cannot assure you of this. Most systems and applications are less than one year old.

     Assessment of our suppliers. As part of our year 2000 plan, we contacted third-party suppliers of components and our key subcontractors used in the delivery of our products to identify, and to the extent possible, resolve issues involving the year 2000 problem. However, we have limited or no control over the actions of these third-party suppliers and subcontractors. Thus, while we expect that we will be able to resolve any significant year 2000 problems with these third parties, there can be no assurance that these suppliers will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to resolve year 2000 problems in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

     Risks. We do not intend to develop any specific contingency plans to address the effects of year 2000 problems. We believe that we have adequate financial liquidity to sustain a temporary disruption in our business as a result of year 2000 problems. However, since we cannot forecast with any certainty the impact, extent and duration of any year 2000 problems on our operations, our customers or our suppliers, there can be no assurance that our resources will be adequate to withstand any prolonged disruption. Finally, we are also subject to external forces that might generally affect industry and commerce, such as a utility or transportation company's year 2000 compliance failures and related service interruptions. In addition, our customers are large companies with complex operations, and as such, we cannot adequately assess the impact which year 2000 issues might have on their operations. If current or future customers fail to achieve year 2000 compliance or if they divert technology expenditures to address year 2000 compliance problems, our business could be adversely affected.

     Disclaimer. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of programming and testing resources, third party suppliers' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998 and December 1998, the American Institute of Certified Public Accounts, or AICPA, issued Statements of Position, or SOP, 98-4 and 98-9, "Software Revenue Recognition," which provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 98-4 is effective for our fiscal year ending December 31, 1999. SOP 98-9 is effective for our fiscal year ending December 31, 2000. Earlier application is encouraged as of the beginning of the year or interim periods for which financial statements or information have not been issued. Retroactive application of the provisions of this SOP is prohibited. We have assessed the provisions of SOP 98-4 and 98-9 and do not expect that adoption will have a material impact on our financial statements.

     In March 1998, AICPA issued SOP 98-1, "Software for Internal Use," which provides guidance in accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 is effective for our fiscal year ending December 31, 1999. We do not expect the adoption of SOP 98-1 to have a material impact on our financial statements.

     In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities. We are required to adopt FAS 133 in the fiscal year ending December 31, 2000. FAS 133 established methods for accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We have not yet determined what the effect of FAS 133 will be on our financial statements.

                                    BUSINESS

     The following contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth above under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of network performance analysis solutions for network equipment manufacturers, network service providers and enterprises. Our flagship platform, SmartBits, analyzes networking equipment, including infrastructure and enterprise switches and routers, and broadband access devices, such as cable modems and xDSL devices, to determine performance, reliability, scalability, interoperability, quality of service and proof of service, before deployment on the network. SmartBits allows users to analyze network performance by emulating complex, multi-technology networks through the generation, reception and analysis of high speed network traffic flows. SmartBits offers a flexible, modular and scalable network performance platform that allows our customers to deploy our solutions to fit their initial needs and expand their systems as their needs evolve. Due to the importance of industry recognition in our markets and rapidly evolving technology, we have established relationships with several prominent industry experts and multiple technology publications in the field of network performance analysis. Our customer base of over 700 accounts includes leading network equipment manufacturers such as Cisco, Lucent Technologies and Nortel Networks, semiconductor manufacturers, telecommunications carriers and Internet service providers such as AT&T, GTE, MCI WorldCom and Sprint, and enterprises such as Fortune 1000 companies, financial institutions, systems integrators and government entities.

INDUSTRY BACKGROUND

     The need for individuals, groups and businesses to exchange information electronically has given rise to the multi-billion dollar networking industry. Computers are now connected via hubs, switches and routers to form local area networks, or LANs. LANs in multiple locations such as in remote and branch offices, telecommuters and small office/home office users are interconnected by public and private wide area networks, or WANs, enabling network users to access and share information regardless of their locations. In addition, the emergence of the Internet has provided a growing number of individuals with access to these networks. As a result of these developments, communications networks are encountering a number of significant challenges.

     - Networks are becoming increasingly constrained. Networks are becoming increasingly constrained due to the increase in communications traffic across WANs as well as due to the rapid growth of the Internet. This increase in network traffic and growth of the Internet are creating bandwidth constraints at both the LAN level, which transmits data primarily within a corporate network, as well as at the WAN backbone level, which carries the majority of public and private network voice and data traffic. In addition, there has been a dramatic increase in the use of bandwidth-intensive multimedia applications that contain voice, video and graphics. These applications are further burdening today's networks, which require intelligent management of bandwidth. Finally, an increasing amount of voice traffic is being migrated onto data networks, further constraining today's networks.

     - Networks are becoming more complex. Network complexity is increasing significantly as new technologies and services are deployed. Multiple high-speed technologies have been developed and now co-exist in LANs and WANs. Examples of these networking technologies include Fast Ethernet, Gigabit Ethernet, Frame Relay, ATM and Packet over SONET. In addition, broadband access devices, including cable modems and xDSL devices, are being deployed to maximize the speed of access to the Internet of both businesses and remote users. Advances in the capacity and intelligence of network equipment have enabled telecom and Internet service providers to offer an array of new differentiated services and applications, including guaranteed quality of service, multicasting and virtual private networks. The requirements for service providers to effectively deploy, manage and bill for these services have further complicated networks. In addition, the need to mediate between co-existing voice and data traffic on the network has increased the complexity of today's networks.

     - Networks are becoming more mission-critical. E-commerce, on-line trading, data warehousing, enterprise resource planning and payroll processing are a few examples of the mission-critical applications that are routinely performed on today's networks. These and many other mission-critical applications require a robust networking infrastructure for the proper operation of today's businesses. Any interruption in network service or reduction in network performance can have immediate consequences in terms of lost revenue, reduced productivity and damage to customer goodwill, particularly as e-commerce continues to grow.

     As a result of these trends, network equipment manufacturers are under time-to-market pressure to provide cost-effective, high-performance equipment with enhanced features, while at the same time ensuring that these products meet interoperability standards and are highly reliable under increasingly variable traffic conditions. Service providers and enterprises are under competitive pressure to rapidly deploy new applications and services to increase revenues. In addition, they must intelligently manage their available bandwidth and minimize network failures in a cost-effective manner. Further, service providers are increasingly being motivated to offer advanced network services, such as guaranteed quality of service and service level agreements. To meet these needs, network equipment manufacturers, service providers and enterprises require independent, sophisticated and industry-recognized performance analysis solutions.

     Historically, network testing tools have existed to troubleshoot problems after deployment of equipment on the network. Network engineers have traditionally relied upon test instruments known as protocol analyzers to detect the source of network performance problems after they have occurred. While these products are adequate for monitoring data integrity problems of a live network, they were not designed to measure the performance of network products, such as switches and routers, prior to network deployment.

     Today's switches and routers require a sophisticated performance analysis solution that is able to scale to hundreds of ports, support a multitude of technologies and measure key metrics such as the speed of the network, the time required to process data, the variation in the time required to process data, out of sequence data and quality of service. In addition, service providers and enterprises require analysis solutions which can generate network traffic simulating multiple users and can receive and analyze the performance of network equipment under stressed conditions.

     We believe that the growth of and increased dependence on network communications has created a significant market opportunity for us to provide network equipment manufacturers, network service providers and enterprises with sophisticated performance analysis solutions.

THE NETCOM SYSTEMS SOLUTION

     Our flagship platform, SmartBits, enables network equipment manufacturers, service providers and enterprises to analyze the performance, reliability, scalability, interoperability, quality of service and proof of service of network equipment, before deployment on the network. Our solution provides the following key benefits:

     - High Performance and Multi-Technology Platform. Our SmartBits system is capable of generating, receiving and analyzing network traffic flows at wire-rate speeds, which is the maximum speed that data can travel across a particular device.

       As the diagram below indicates, a single SmartBits chassis can simultaneously analyze the performance of network equipment over a wide variety of networking technologies, including Ethernet, Fast Ethernet, Gigabit Ethernet, Token Ring, Frame Relay, ATM, and Packet over SONET, as well as broadband access devices such as cable modems and xDSL devices.

  [Graphic depicting SmartBits connected to various network equipment devices]


     - IP Competency. Since our inception, we have focused on the development of packet-based performance analysis equipment and, as a result, we have an extensive understanding of Internet protocol, or IP, and frame generation, tracking and analysis. Increasingly, the protocol used to identify the data packets used by networks is IP. Unlike other traffic generating devices, our SmartBits platform utilizes our proprietary component-level technology to label and track individual data packets as they are received and processed by networking equipment. This enables our customers to ensure the performance of their IP network equipment and applications and measure variables such as throughput, packet loss, latency and jitter.

     - Intelligent Performance Analysis. The intelligent performance analysis capabilities of SmartBits, which includes our SmartMetrics testing methodology, enable users to effectively analyze the performance of individual network equipment components as well as the end-to-end performance of large, multi-technology networks. SmartMetrics analyzes traditional networking performance parameters relating to individual network components, which include packet loss, throughput and latency, as well as relating to more sophisticated parameters associated with overall network performance such as stream latency, jitter, traffic flow and bandwidth per connection. In addition, data networks are expanding to include voice and video traffic and differentiated quality of service levels. SmartMetrics enables analysis of advanced network functionality such as mixed class throughput, session setup and break down, session capacity and various quality of service levels.

     - Flexible, Modular and Scalable System. The scalable and modular SmartBits platform enables our customers to purchase any one of our four chassis for use with our technology-specific interface cards, called SmartCards or SmartModules. Our chassis can be linked together to simultaneously replicate up to 768 ports. Customers may also choose from our library of software tests to tailor their SmartBits system to their specific requirements. Our flexible solution enables our customers to select the combination of products that best suits their needs and to expand their systems as their needs evolve, thereby leveraging the value of their initial investments.

     - Independent and Industry Recognized Solution. The SmartBits platform serves as a common performance standard among users, manufacturers and suppliers of network equipment. Network service providers and enterprises use SmartBits to communicate existing and potential problems to equipment manufacturers, which use the same SmartBits performance analysis equipment to emulate, understand and solve these problems. In addition, industry experts use SmartBits to evaluate network equipment from multiple vendors and work closely with us to develop standard tests for new technologies. The SmartBits platform has been recognized for several years for its independent, multi-technology, high-port density performance analysis capabilities by widely recognized technology publications such as ATM World, Communications News, Computer Telephony, Data Communications Magazine, Government Communications News, Internet Week, Network Computing and Network World.

     - Comprehensive Customer Support. The network performance analysis market requires a high degree of customer interaction and support due to the rapid pace of new product introduction and the increasing complexity of new technologies. In recent years, we have invested significant resources to build a customer support organization consisting of our sales engineers in the field, our customer support center and our team of support engineers. We believe our customer support organization differentiates us from our competitors and increases customer loyalty. We will continue to invest in this area to support our customers as new technologies emerge and to expand the range of support services that we provide.

NETCOM SYSTEMS' STRATEGY

     Our strategy is to strengthen and expand our market leadership in developing, manufacturing and marketing network performance analysis solutions become the industry standard for network performance analysis. Important elements of our strategy are to:

     - Capitalize on Rapid Technological Change. We believe that each new technological advance in network computing represents a new market for our performance analysis solution. We plan to continue to develop performance analysis solutions for next generation LAN and public network products and services and broadband access devices such as cable modems and xDSL devices. We also plan to continue to develop new chassis technology that is scalable to larger port counts and increased traffic flows to enable SmartBits to emulate denser and more complex networks. We intend to leverage our extensive IP knowledge to capitalize on the increasing deployment of IP-centric networks. We plan to develop new software applications to analyze performance features such as packet sequencing and prioritization for the performance analysis of time sensitive network traffic such as voice and video, as well as more intelligent analysis such as policy-based network testing systems.

     - Further Penetrate and Expand Our Network Equipment Manufacturer Customer Base. We intend to increase sales to existing network equipment manufacturer customers. We believe these customers are increasingly using SmartBits in functional operations beyond research and development, such as manufacturing, customer support and sales and marketing. We also intend to continue to expand our relationships with manufacturers of emerging network technologies, such as Extreme Networks, Foundry Networks and Juniper Networks. We believe that relationships with emerging companies will offer us new sales opportunities and the opportunity to continue to provide competitive, technologically advanced network performance analysis solutions.

     - Expand into Additional Growing Markets. We intend to expand into the service provider and enterprise markets, which increasingly require solutions for analyzing and optimizing network equipment performance before deployment on their mission-critical networks. In particular, we plan to continue to target high growth service providers such as Level 3, Qwest Communications and UUNet. To increase awareness of SmartBits among these potential customers, we intend to promote our performance analysis solutions through widely recognized publications and seminars and emphasize our customer support capabilities. We believe we can leverage our leadership in performance analysis equipment, our relationships with leading network equipment manufacturers and industry experts, our promotional efforts and our customer support infrastructure to further penetrate these service provider and enterprise markets. Finally, we intend to continue to develop and expand relationships with strategic partners and distributors in order to expand our presence in Europe, Asia and Latin America.

     - Leverage Key Industry Relationships. We believe that our role as an industry recognized provider of network performance analysis solutions for next generation technologies is critical to our continued leadership and success. We intend to continue to leverage our key relationships with prominent industry experts and test labs, networking publications and industry leading equipment manufacturers to position us to be first to market with new industry standard tests that analyze the performance of new networking technologies. We work closely with prominent industry experts and test labs such as Robert Mandeville of European Network Laboratories, Scott Bradner of Harvard University, Steve Bell of Silicon Valley Networking Labs, Kevin Tolly of The Tolly Group, Barry Reinhold of the University of New Hampshire and Lee Dorier of ZD Labs.

CUSTOMERS

     We have a customer base of over 700 accounts. We believe that our existing customer base, including most industry leading network equipment manufacturers, service providers and enterprises provides us with recognition among potential customers. Set forth below are the seven largest U.S. purchasers of our SmartBits systems in the categories of network equipment manufacturers, service providers and enterprises, based on 1998 U.S. revenues. Also set forth below are what we believe to be our three largest international customers for 1998 in each of these categories, based in part upon information provided to us by our distributors. The information set forth below has been compiled excluding sales to foreign divisions and affiliates of our U.S. customers.

MANUFACTURERS
United States
3Com
Cabletron
Cisco
FORE Systems
IBM
Lucent Technologies
Xylan

International
D-Link
Hitachi
Nortel Networks (includes Bay Networks)

SERVICE PROVIDERS
United States
Ameritech
AT&T
Bell South
GTE
MCI WorldCom
Southwestern Bell
Sprint

International
British Telecom
Deutsche Telekom
France Telecom

ENTERPRISES
United States
Aetna Life Insurance
Andersen Consulting
Cable Television Lab
Los Alamos Laboratories
Microsoft
NationsBank
U.S. Army

International
Matsushita
NEC
NTT

     Each of our target markets has different uses for SmartBits and different purchasing practices. Currently, network equipment manufacturers represent a significant amount of business for us. During 1998, U.S. sales to network equipment manufacturers represented 82.0% of our U.S. revenues. Network equipment manufacturers typically purchase an entire SmartBits system consisting of one or more chassis, interface cards and software. The demand from network equipment manufacturers for subsequent system purchases and add-on interface cards is driven by their internal needs. For example, research and development departments can use SmartBits to develop new network technologies, whereas quality assurance and manufacturing departments can use SmartBits to analyze new, improved or acquired products lines for interoperability and standards compliance. This allows us to sell SmartBits to departments throughout an organization as illustrated below.


   [Graphic depicting SmartBits connected to various networking technologies encircled by representations of various departments in network equipment manufacturer organizations]


     A growing portion of our customer base includes service providers and enterprises. These customers purchase SmartBits to ensure that equipment from network equipment manufacturers conforms to industry standards and is fully interoperable in multi-vendor and multi-technology environments before network deployment. These customers also use SmartBits to proactively identify potential network problem areas before performance degradation occurs and to communicate network problems to vendors for resolution. Usually, a service provider or enterprise will purchase between one and four SmartBits chassis and then buy additional stand-alone interface cards as the need arises to analyze the performance of new technologies.

     Historically, a significant amount of our revenues has been generated by sales to our largest customers, all of whom are network equipment manufacturers. U.S. sales to our four largest customers collectively accounted for 36.0% of our revenues in 1996, 31.1% of our revenues in 1997 and 31.9% of our revenues in 1998. Our customer concentration was less pronounced in the first three months of 1999, when U.S. sales to our four largest customers represented 21.6% of our revenues. In the year ended December 31, 1996, sales to Bay Networks accounted for 14.9% of our revenues and sales to Cisco accounted for 11.8% of our revenues. In the year ended December 31, 1997, sales to each of Bay Networks and Cisco accounted for 10.9% of our revenues. Sales to Cisco also accounted for 12.1% of our revenues in the year ended December 31, 1998. No customer accounted for 10% or more of our revenues in the first three months of 1999. Our international distributors may also make additional sales to foreign divisions or affiliates of these customers which are not reflected in the percentages above.

PRODUCTS

     The SmartBits platform consists of the following family of products:

     - SmartBits Chassis. Our SMB-2000, SMB-200, SMB-6000 and SMB-600 chassis provide users with a comprehensive selection of products which can scale to support up to 768 ports. In addition, we offer the SMB-10, a 20-slot expansion chassis, which expands the capacity of the SMB-2000.

     - SmartCard and SmartModule Interface Cards. Our broad portfolio of SmartCards and SmartModules work in conjunction with our SmartBits chassis to allow users to simultaneously analyze, in LAN and WAN configurations, multiple networking technologies such as Ethernet, Fast Ethernet, Gigabit Ethernet, Token Ring, Frame Relay, ATM and Packet over SONET.

     - Software Applications. Our suite of automated, graphical user interface software applications performs sophisticated analyses such as raw packet-level performance analysis, signaling, connection oriented analysis, policy-based analysis, and broadband access device and system testing.

     - Custom Tools. Our user-customization tools allow users to create their own test scenarios using industry-standard development environments.

     With our products, a single SmartBits system can be configured to perform a wide range of performance analysis scenarios. These various scenarios can be applied to many of the emerging technologies currently used in the modern networking infrastructure. Examples of these technologies and their related products are listed below:

      BROADBAND ACCESS

       RELATED PRODUCTS                 DESCRIPTION
       Interface Cards                  SmartBits can be used for testing high-speed Internet access
       ML-5710A                         technologies with a combination of interface cards and
       ML-7710A                         applications. SmartCableModem, for instance, allows cable
                                        modem manufacturers to accelerate product development of
       Applications                     their cable modem devices while at the same time easing the
       SmartCableModem                  certification process. SmartxDSL offers the same benefits
       SmartxDSL                        for xDSL manufacturers. Internet access providers can also use SmartCableModem and SmartxDSL for product and system
                                        verification prior to deployment. With the emergence of USB as the preferred method of access for home users, the
                                        ML-5710A also offers the same benefits for testing cable
                                        modem and xDSL devices and systems using a USB interface.

      HIGH SPEED

       RELATED PRODUCTS                 DESCRIPTION
       Interface Cards                  The increase in network complexity is creating a demand for
       GX-1405B                         higher speed networking technologies. Gigabit Ethernet and
       GX-1420A                         Packet over SONET are two examples of these high speed
       LAN-3200A                        technologies. The GX-1405B, GX-1420A, LAN-3200A and
       LAN-6200A                        LAN-6200A address the need for testing gigabit fiber and
       POS-6500A                        copper devices under heavy load. The POS-6500A allows users to test the performance of their OC-12c Packet over SONET
                                        devices to forward raw packets as well as to handle
                                        policy-based traffic forwarding.

      POLICY-BASED

       RELATED PRODUCTS                 DESCRIPTION
       Interface Cards                  The complexity of communications devices is increasing
       ML-5710                          significantly as intelligent policy-based forwarding
       ML-7710                          functions are incorporated into the devices. The convergence
       POS-6500A                        of data, voice and video requires devices to support various types and classes of services. Our ML-5710, ML-7710, and
       Applications                     POS-6500 interface cards are designed to enable such testing
       SmartFlow                        at speeds up to 622 Mbps and with hundreds of ports. Our
       SmartMulticastIP                 SmartFlow tests the ability of intelligent devices to handle
       SmartTCP                         IP flows under various quality of service and differentiated service settings. SmartMulticastIP provides an automated,
                                        industry-standard method of testing the capability of
                                        networking devices at handling multicast IP traffic that is critical for point-to-multipoint communications such as
                                        distant learning and data warehousing. Our SmartTCP tests
                                        the ability of load balancing devices to effectively take
                                        advantage of load balancing techniques for improved web
                                        server access. Each ML-7710 card, for instance, can generate up to 64 million IP flows for stress testing these devices while analyzing proper handling and forwarding of traffic
                                        based on the designated policy.

      INTERNET BACKBONE

       RELATED PRODUCTS                 DESCRIPTION
       Interface Cards                  As the volume of Internet traffic increases, carriers and
       AT-9155C                         network service providers are faced with the challenge of
       AT-9622                          ensuring that their infrastructure can handle the increase
       WN-3415                          in traffic while at the same time users are requiring
       WN-3420                          improved performance. Our AT-9155C, AT-9622, WN-3415 and
                                        WN-3420 interface cards and our ATM-Mesh-Test and
       Applications                     FR-Mesh-Test applications can be used to characterize the
       ATM-Mesh-Test                    performance limits of ATM and Frame Relay carrier class
       FR-Mesh-Test                     switches with hundreds of ports. These products allow
                                        network equipment manufacturers and service providers to
                                        validate the performance of these high port density, high
                                        speed devices for handling the traffic demands of the
                                        Internet.

     In addition, we offer a family of Ethernet SmartCards that generate and monitor Ethernet traffic at speeds up to 100Mbps, such as the LAN-3100A and LAN-6100A, and the SX-7210 and SX-7410, which continue to represent a substantial portion of our revenues.

     A stand-alone SmartBits chassis, which comes bundled with our standard software, lists in the U.S. for $12,495 for an SMB-2000, $4,995 for an SMB-200, $14,995 for an SMB-6000 and $7,500 for an SMB-600. An SMB-10 expansion chassis lists for $4,995. The U.S. list prices of SmartCards and SmartModules range from $1,195 to $29,995, while the U.S. list prices of software applications range from $1,995 to $20,000.

TECHNOLOGY

     SmartBits consists of integrated software and hardware systems that provide users with a robust performance analysis solution. Key features of our SmartBits technology include:

     - Modular, Wire Rate, IP-Based Core Engine. At the core of SmartBits is an ASIC-based, IP packet generation, reception and analysis engine. Each SmartCard and SmartModule contains a single core engine and physical interface port. The core engine architecture is scalable from one kilobit per second to one gigabit per second, and is capable of performing wire rate, real time traffic generation, reception and analysis. The core engine can generate up to 64 million individual IP flows with real time tracking and analysis. Our second generation of the core engine is capable of applying a unique signature field for each packet it generates. The signature field allows the core engine to analyze parameters important to a user's quality of service such as packet delay, packet delay variation, or jitter, and packet arriving sequence for each class of IP flows. The proprietary technology associated with our signature field is designed to guarantee that packets containing the signature field are compatible with most network equipment currently in operation.

     - SmartMetrics and Quality of Service. To meet the needs of increasingly complex IP networks, we have created an analysis methodology known as SmartMetrics. SmartBits implements the SmartMetrics methodology to analyze complex, scalable, high performance networks. SmartMetrics is comprised of a set of analysis tools and tests designed to determine the quality of service of a network-based system. Analyzing the quality of network services requires the assessment of each network component under a variety of conditions. SmartMetrics analyzes traditional networking performance parameters such as packet loss, throughput and packet latency, and more sophisticated parameters such as stream latency, jitter, traffic flow, bandwidth per connection and quality of service.

     - Scalable SmartBits Platform Architecture. The systems architecture of a SmartBits chassis allows for the flexible implementation of the core IP packet generation, reception and analysis engine. Up to eight SMB-200, SMB-2000 or SMB-10 chassis can be used together in a single configuration, allowing analysis of up to 640 network interface ports. The SMB-600 and SMB-6000 chassis support up to six SmartModules per system. Each SmartModule may contain up to 64 core engines and up to 16 physical interface ports. As many as eight SMB-600 or SMB-6000 chassis can be used together in a single configuration, allowing analysis of up to 768 network interface ports. A multiple SMB-600/6000 chassis configuration is capable of simulating and analyzing billions of IP traffic flows.

     - Standards-Based Network Performance Tests. We have developed a rich set of software applications to implement standards-based network performance tests using the SmartBits architecture. The standard SmartBits software applications enable customers to execute standards-based performance tests for network devices, LANs and backbone networks. These performance tests measure packet forwarding throughput, packet delivery latency, packet loss and device stability. Our standard performance tests support all technologies supported by SmartCards and SmartModules, including Ethernet, Fast Ethernet, Gigabit Ethernet, Token Ring, Frame Relay, ATM and Packet over SONET.

     - Testing Network Connection Resources. Certain modern network devices incorporate additional intelligence which enables them to support multiple virtual connections for each physical port. A virtual connection must be made before data packets can be forwarded. With our applications, SmartBits enables customers to measure and analyze the connection layer performance, including the connection call set up and tear down rate, simultaneous connection capacity and call setup latency. These measurements enable network equipment manufacturers to improve the performance of their devices and enable network service providers to deploy systems that are compatible with a variety of technologies including ATM, Frame Relay, VLAN, IP Multicast and TCP.

     - Policy-Based Network Analysis. Our policy-based network analysis allows for testing of different classes of service based on service level agreements or applications. Policy affects the quality of service of each IP flow forwarded by the network device. SmartBits products built with our second generation core engine enable customers to measure and analyze the quality of service implementation and performance for each class of IP flow. The standard measurement of packet forwarding throughput, packet forwarding error, forwarding latency and jitter can be measured and tracked for each class of service provided by the packet forwarding devices. With these measurements customers can verify and measure quality of service implementation and improve performance through real traffic, at capacity level testing. This enables network service providers, particularly providers of virtual private networks and voice over IP, to validate and meet quality of service obligations under service level agreements.

SALES AND MARKETING

     Our direct sales force markets and sells our products in the United States, France, the United Kingdom, Denmark and Ireland and our distributors market and sell our products in 35 countries throughout the world. As of April 30, 1999, our sales group employed a direct sales team composed of 24 sales professionals, 15 sales engineers worldwide and 5 inside sales personnel worldwide. Sales engineers are important to the sales process, since they are the primary vehicles through which we provide value-added services to customers such as training and troubleshooting. We are dedicated to establishing new international distributor relationships and servicing the needs of current distributors. International revenues represented 16.7% of our revenues in 1996, 26.1% of our revenues in 1997, 25.5% of our revenues in 1998 and 29.6% of our revenues in the first three months of 1999.

     Our marketing strategy is to target network equipment manufacturers, service providers and enterprises. Our marketing team creates the product roadmap, defines innovative products to address the business needs of our markets, and works to ensure timely delivery of products to meet and exceed customer expectations. We partner with key trade publications and leading industry test laboratories to create user awareness and demand for our products. Awareness and educational initiatives also include trade shows, seminars, white papers, application notes, mailing pieces, trade publications and advertising. Our marketing group is also responsible for professional services that include training, testing consultancy and support for large scale tests. We maintain knowledge of new technology innovations by participating in technology forums and industry standard bodies such as the Institute of Electrical and Electronic Engineers, the Internet Engineering Task Force, the Gigabit Ethernet Alliance, and ATM, ADSL, Quality of Service and Frame Relay forums. As of April 30, 1999, the marketing group employed 24 people with extensive experience in the test, measurement and network equipment marketplace. The marketing group also uses the services of outside consultants.

CUSTOMER SUPPORT

     We believe that superior technical services and support are critical to customer satisfaction and the development of customer relationships. We also believe that achieving high levels of customer satisfaction through, among other things, the development of an extensive quality assurance infrastructure differentiates us from our competitors and increases customer loyalty. We have divided our customer support organization into two distinct units, customer service and support engineering, to better meet customer needs. Both customer service organizations are responsible for providing ongoing technical support and training for our customers and distributors. Customers receive telephone and e-mail support, and for a fee, receive new releases of our software and firmware. As of April 30, 1999, we employed 13 customer support and support engineering personnel. We believe that customer feedback obtained through technical support is critical to our research and development efforts.

     Our support engineering unit concentrates on supporting major accounts such as the larger network equipment manufacturers and supports sales engineers and sales representatives. This unit also resolves more sophisticated customer problems that cannot be solved over the telephone by identifying the problem, communicating with our research and development team to develop a solution, testing the solution and delivering it to the customer. This group does on-site customer visits when necessary and develops new product training programs for customer service representatives, systems engineers and sales professionals.

RESEARCH AND DEVELOPMENT

     We believe that research and development is critical to our business. Our research and development efforts are focused on developing products for the network performance analysis market and further enhancing existing products. Our development efforts include:

     - anticipating and addressing the performance analysis needs of network equipment manufacturers, service providers and enterprises;

     - focusing on emerging high growth networking technologies;

     - emphasizing more intelligent performance analysis; and

     - improving the ease of use and scalability of SmartBits.

     Our future success depends on our ability to continue to enhance our existing products and to develop products that solve the needs of our customers. We closely monitor changing customer needs by communicating directly with our customer base and distributors. We also receive input from active participation in industry groups responsible for establishing technical standards.

     Our research and development organization is composed of multiple project groups. Each group consists of engineers dedicated to four activities: hardware, firmware, software or quality assurance. Hardware engineers design, develop and debug complex logic designs using field programmable gate arrays and hardware description language, multiple microprocessors, memories and high speed components to create cost efficient hardware designs that enable complete flexibility in transmitted data. Firmware engineers create implementations of real-time sensitive network traffic and protocol generators. These software components are the engines of the SmartBits platform. Software engineers include application engineers and application user interface engineers. Application engineers use compilers to produce software applications that are used by network equipment manufacturers to rapidly create tailored tests for their unique needs in manufacturing, quality assurance and customer support. Quality assurance engineers ensure products are functioning according to specifications prior to release and work closely with customer service in addressing customer concerns.

     Development schedules for technology products are inherently difficult to predict, and there can be no assurance that we will introduce any proposed new products in a timely fashion. Also, there can be no assurance that our product development efforts will result in commercially successful products or that our products will not contain software errors or other performance problems or be rendered obsolete by changing technology or new product announcements by other companies. Additionally, if we are to successfully introduce new products in the future, we must recruit additional personnel, competition for whom is intense.

     We have made and will continue to make significant investments in research and development. Our research and development expenditures were $1.7 million in 1996, $3.5 million in 1997, $8.6 million in 1998 and $2.7 million in the first three months of 1999. As of April 30, 1999, our research and development staff consisted of 75 employees.

MANUFACTURING

     Our manufacturing operations consist primarily of materials planning and procurement, warehousing, distribution, quality control, logistics, final assembly and test. We outsource the assembly of printed circuit boards to third party contract manufacturers. We use a variety of independent third-party contract assembly companies to perform printed circuit board assembly.

This manufacturing process enables us to satisfy specific customer demands with minimal capital and human resources. As of April 30, 1999, there were 45 employees in manufacturing.

     We are dependent upon sole or limited source suppliers for key components and parts used in our products, including microprocessors and integrated circuits. We purchase sole or limited source components through purchase orders and have no guaranteed supply arrangements with these suppliers. In addition, the availability of many of these components is dependent in part on our ability to provide our suppliers with accurate forecasts of our future requirements. Any extended interruption in the supply of any of the key components currently obtained from a sole or limited source, or in the time necessary to transition to a replacement supplier's product or replacement component into our products, could disrupt our operations and materially adversely affect our business in any given period. We also purchase components from foreign suppliers, the supply of which could be adversely affected by changing tariff and regulatory structures, particularly those affecting the import and export of electronics and technology. We may also be subject to increases in component costs, which could also have a material adverse effect on our business, results of operations and financial condition.

     Lead times for materials and components ordered by us vary and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. We acquire materials, complete standard subassemblies and assemble fully-configured systems based on our sales forecasts and historical purchasing patterns. If orders do not match forecasts or substantially deviate from historical patterns, we may have excess or inadequate inventory of materials and components.

COMPETITION

     We face competition from the following sources: network equipment manufacturers that develop in-house products; test equipment manufacturers such as Hewlett-Packard; start-up companies focused on network performance measurement such as IXIA Communications and Antara; companies specializing in ATM performance testing such as Adtech and RADCOM; software-based network traffic simulators such as Ganymede Software and Optimal Networks. We may also face competition from other companies such as Network Associates and some of our distributors that sell networking products with functionality complementary to SmartBits. Some of our competitors and potential competitors have greater resources, name recognition and sales capabilities than we do.

     Competitive factors in the network performance analysis market include:

     - breadth of product features;

     - product quality, reliability and functionality;

     - conformance to industry-standard technologies;

     - pricing;

     - marketing and sales resources;

     - customer service and support; and

     - reputation.

     The network performance analysis market became increasingly competitive in 1998 which affected our business. Any further increase in competition in the network performance analysis market could result in increased pressure on us to reduce prices for our products and could result in a reduction in our revenues and/or in our margins, each of which could adversely impact our results of operations. In addition, increased competition could prevent us from increasing our market share, or cause us to lose our existing market share, either of which would adversely affect our business and could impact our profitability. We cannot predict whether our current or future competitors will develop or market technologies and products that offer higher performance or are more cost-effective than our current or future products. To remain competitive, we must continue to develop products and product enhancements which offer higher performance at a lower cost. Our failure to do so would adversely affect our revenues and results of operations.

PROPRIETARY RIGHTS

     Although we believe that our success is more dependent upon our technical expertise than our proprietary rights, our future success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of contractual rights and copyright, patent, trademark and trade secret laws to establish and protect our proprietary technology. Currently, we have one U.S. patent application pending. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers. We also strictly limit access to and distribution of our source code, and further limit the disclosure and use of other proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

     We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Third parties may assert infringement claims in the future with respect to our current or future products. Any assertion, regardless of its merit, could require us to pay damages or settlement amounts and could require us to develop non-infringing technology or pay for a license to the technology that is the subject of asserted infringement. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of any litigation and the resulting distraction of our management resources could adversely affect our results of operations. We also cannot assure you that any licenses of technology necessary for our business will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Our failure to obtain such licenses, or to protect our proprietary technology, could have a material adverse effect on our business and results of operations.

FACILITIES

     Beginning in June 1999, our principal operations will be conducted out of one leased building located in Calabasas, California with a total area of 107,169 square feet. This lease will expire on August 31, 2009. We maintain an additional 50,000 square feet that we are seeking to sublease in Chatsworth, California under a lease that expires on August 31, 2002. We also maintain seven branch sales offices and three research and development facilities in the United States. Our European operations are headquartered in Guyancourt, France. We believe our existing facilities are adequate to meet our needs for the immediate future and that future growth can be accommodated by leasing additional or alternative space near our current facilities.

EMPLOYEES

     As of April 30, 1999, we had 226 full-time employees. Of these, 75 were involved in engineering, 82 in sales, marketing and customer support, 45 in operations, and 24 in finance and administration. We consider that our relations with our employees are good. We have not experienced any interruption of operations as a result of labor disagreements.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

                  NAME                     AGE                      POSITION
                  ----                     ---                      --------
Barry Phelps.............................  52    President, Chief Executive Officer and Director
Gil Cabral...............................  51    Vice President, Finance, Chief Financial
                                                 Officer and Secretary
James Jordan.............................  62    Vice President, Sales
Gene Zhang...............................  43    Vice President, Engineering
Mark Fishburn............................  52    Vice President, Marketing
Dwight Olson.............................  48    Vice President, Operations
Stephane Johnson.........................  43    Vice President, International Sales
Walter Kortschak(1)(2)...................  40    Chairman of the Board
Richard Moley(1).........................  60    Director
Robert H. Sheridan III(2)................  36    Director
Michael West(2)..........................  49    Director

---------------
(1) Member of the compensation committee

(2) Member of the audit committee

     Set forth below is information regarding the business experience during the past five years for each of our officers and directors.

     Barry Phelps has served as our President and Chief Executive Officer since November 1997 and has served as a director of our company since January 1998. From November 1996 to November 1997, Mr. Phelps served as our Vice President, Finance and Chief Financial Officer. Prior to joining our company, Mr. Phelps served as Chairman and Chief Executive Officer of MICOM Communications Corporation from February 1992 to November 1996 and Vice President, Chief Financial Officer from August 1988 to January 1992. MICOM was acquired by Nortel Networks in June 1996. Prior to serving as Vice President, Chief Financial Officer of MICOM, he served as Controller of MICOM from July 1987 to August 1988. From 1973 to 1987, Mr. Phelps served in various financial management positions at Burroughs Corporation and its successor, Unisys Corporation.

     Gil Cabral has served as our Vice President, Finance, Chief Financial Officer and Secretary since October 1997. Prior to joining our company, Mr. Cabral served as President and Chief Operations Officer of MICOM from August 1988 to September 1997. From August 1985 to August 1988, he served as Vice President, Operations and Vice President Finance and Administration for MICOM. Prior to that, Mr. Cabral spent 13 years with GTE Corporation in various financial management positions.

     James Jordan has served as our Vice President, Sales since December 1996. Prior to joining our company, Mr. Jordan managed the Southern California sales region for Network General Corporation from January 1991 to October 1994. From January 1986 to December 1990, Mr. Jordan ran his own sales representation firm.

     Gene Zhang has served as our Vice President, Engineering since April 1996. From January 1988 to April 1996, Mr. Zhang held various positions at Wandel & Goltermann Technologies, Inc., including Director of Engineering and Business Unit Manager.

     Mark Fishburn has served as our Vice President, Marketing since March 1997. From July 1993 until he joined our company, Mr. Fishburn founded and was President of Achieve, Inc. From

October 1984 through June 1993, Mr. Fishburn held various management positions at Retix, including UK Managing Director and Vice President, General Manager of OSI Software Products.

     Dwight Olson has served as our Vice President, Operations since September 1997. From January 1997 to August 1997, Mr. Olson was Vice President of Operations at Whisper Communications, Inc. From July 1984 to January 1997, Mr. Olson held various operations management positions at MICOM, including Vice President Operations from 1988 to 1997. Prior to joining MICOM, Mr. Olson held management positions with Northern Telecom and ITT Electronics.

     Stephane Johnson has served as our Vice President, International Sales since September 1996. From January 1993 to August 1996, Mr. Johnson was with Experdata France, a subsidiary of Philips Communication Systems B.V., serving as Directeur General. From March 1987 to December 1992, Mr. Johnson was the President and CEO of Experdata, Inc. Prior to Experdata, Inc., from September 1981 to February 1987, Mr. Johnson held various technical, sales and operations management positions at TITN, Inc., a subsidiary of Alcatel N.V.

     Walter Kortschak has served as our Chairman of the Board since August 1997. Mr. Kortschak is a General Partner of Summit Partners, L.P., a private equity investment firm, where he has been employed since June 1989. Summit Partners and its affiliates manage a number of venture capital funds, including Summit Ventures IV, L.P. and Summit Investors III, L.P., which are stockholders of our company. Mr. Kortschak also serves as a director of E-Tek Dynamics, Inc., HMT Technology Corporation and several privately held companies.

     Richard Moley has served as a director since September 1997. Mr. Moley was Senior Vice President, Wide Area Business Unit, of Cisco from July 1996 to July 1997. He served as President and Chief Executive Officer of StrataCom, Inc. from June 1986 to July 1996, when StrataCom was acquired by Cisco. Mr. Moley serves on the board of directors of Linear Technology Corp., CMC Industries, Inc., Cidco, Inc. and Echelon, Inc.

     Robert H. Sheridan III has served as a director since August 1997. Mr. Sheridan is a Managing Director of Bank of America Capital Investors, the principal investment group within Bank of America Corporation, and a Managing Director of BA Capital Company, L.P., which is a stockholder of Netcom Systems. Prior to joining a predecessor of Bank of America Capital Investors in January 1994, Mr. Sheridan worked in the corporate bank division of a predecessor of Bank of America Corporation from June 1989 to January 1994. Mr. Sheridan serves as a director of Cumulus Media, Inc.

     Michael West has served as a director since March 1998. From September 1997 to January 1998, Mr. West served as an Executive Vice President at Lucent Technologies following its acquisition of Octel Communications Corporation. Before that, Mr. West was employed by Octel Communications Corporation from September 1986 to September 1997, most recently as President and Chief Operating Officer. Mr. West also served as a director of Octel Communications Corporation from February 1995 to September 1997. Mr. West also serves on the board of directors of several private companies.

     Our executive officers are appointed by the board of directors and serve until their successors are elected or appointed.

     There are no family relationships among any of our directors or executive officers.

BOARD COMPOSITION AND ELECTION

     We currently have authorized six directors and have one vacancy on the board of directors. Upon the closing of the offering, we will have authorized five directors. In accordance with the terms of our certificate of incorporation, the terms of office of our board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000, Class II, whose term will expire at the annual meeting of stockholders to be held in 2001 and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I director is Mr. Sheridan, the Class II directors are Messrs. Kortschak and Moley and the Class III directors are Messrs. Phelps and West. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or our company. Our directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

     Voting Agreement

     In connection with our recapitalization in the third quarter of 1997, Netcom Systems and certain of our directors, executive officers and stockholders became parties to a stockholders agreement under which certain stockholders have agreed to vote their shares to preserve the number of authorized directors of our company at six and to elect certain representatives to serve as our directors. Together, these persons and entities will hold 25,446,769 shares, or
     % of our outstanding common stock following consummation of the offering. Accordingly, these stockholders are able to elect all of our directors, will retain the voting power to approve all matters requiring stockholder approval and have significant influence over our business affairs. The provisions of the stockholders agreement will survive the offering and will remain in effect until terminated by a vote of investors in the recapitalization owning two-thirds of shares held by all such investors.

BOARD COMMITTEES

     We have established an audit committee and a compensation committee. The audit committee consists of Messrs. Sheridan, West and Kortschak. The functions of the audit committee are to review our annual budget and to meet with our independent auditors to review our internal accounting procedures and financial management practices. The compensation committee consists of Messrs. Moley and Kortschak. The functions of the compensation committee are to determine salaries, incentives and other forms of compensation for our directors, officers and other employees and to administer our stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee of the board of directors is currently or has been, at any time since our formation, an officer or employee of Netcom Systems. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION

     Our outside directors currently receive no cash compensation for services provided in that capacity but are reimbursed for out-of-pocket expenses they incur in connection with their attendance at meetings of the Board. Directors are eligible to participate in our stock plans and, following this offering, employee directors will also be eligible to participate in our 1998

Employee Stock Purchase Plan. Upon the closing of this offering, each outside director will be granted options to purchase common stock under the 1998 Stock Plan as follows:

     - each new outside director shall automatically be granted a nonstatutory stock option to purchase 6,000 shares of common stock on the first, second, third, fourth and fifth anniversaries of the date on which such person first becomes an outside director; and

     - each outside director shall automatically be granted a subsequent option to purchase 6,000 shares on the date of our annual meeting of stockholders, if on that date he or she shall have served on the board for at least 18 months.

     Each option shall have a term of 10 years. The shares subject to each option shall vest in full on the date of grant. The exercise price of each option shall be 100% of the fair market value per share of our common stock on the date of grant. For a more complete discussion of the options granted to our directors, see "Employee Benefit Plans."

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL AGREEMENTS

     We routinely deliver written offer letters containing provisions on salary bonuses, benefits and stock option grants to prospective members of management and other employees. In addition, we have entered into employment and change-in-control agreements as described below.

     We entered into a written employment agreement with James Jordan, Vice President, Sales, in December 1994. The agreement, as amended over time, sets forth Mr. Jordan's base salary, sales commissions and bonuses as well as certain benefits to which Mr. Jordan is entitled. The original term of the agreement was one year and the agreement has been renewed annually each year since 1994. If not renewed by November 30 of any year, the agreement will automatically terminate on December 1 of that year. Pursuant to this agreement, Mr. Jordan agreed not to directly or indirectly compete with us in the manufacture or sale of products which are identical or similar to our products for one year following termination of his employment.

     In September 1996, we entered into a written employment agreement with Barry Phelps, our President and Chief Executive Officer. The agreement, as amended over time, provides for certain bonuses and acceleration of options, each of which has been paid or effected to date. In addition, the agreement with Mr. Phelps requires that we provide three months' prior notice if we wish to terminate Mr. Phelps' employment for convenience.

     We entered into a written employment agreement with Stephane Johnson, Vice President, International Sales, in September 1996. The agreement sets forth Mr. Johnson's base salary, sales commissions and bonuses as well as other benefits to which Mr. Johnson is entitled. The original term of the agreement was one year and the agreement has been renewed annually each year since 1996. If not renewed by August 31 of any year, the agreement will automatically terminate on September 1 of such year. The agreement with Mr. Johnson provides that if Mr. Johnson is involuntarily terminated without cause at any time after September 1, 1997, we will continue to pay Mr. Johnson's salary and other benefits for three months following the effective date of his termination. Pursuant to this agreement, Mr. Johnson agreed not to directly or indirectly compete with us in the manufacture or sale of products which are identical or similar to those of our company for one year following termination of his employment.

     In June 1997, we and Netcom Systems Europe entered into a written employment agreement with Henry Hamon, who served as Netcom Systems Europe's General Manager until February 1999. Currently, Mr. Hamon is on unpaid sabbatical from Netcom Systems Europe. The agreement with Mr. Hamon sets forth his base salary, sales commissions and bonuses. The term of employment covered by the agreement extended to February 1, 1999. After February 1, 1999, we may terminate the agreement for cause, as defined under French law, subject to a three month notice period. Pursuant to this agreement, Mr. Hamon agreed not to engage in any other employment, occupation, consulting or other business activity directly related to our business for a period of six months following termination.

     In May 1998, we entered into change-in-control agreements with each of our executive officers. These agreements provide that if the executive officer's employment is involuntarily terminated at any time within 24 months after a change-in-control other than for cause, then the executive officer shall be entitled to acceleration of all options and a severance payment equal to one year of the executive officer's base compensation for our fiscal year then in effect plus the executive officer's bonus calculated at one hundred percent of target for our fiscal year then in effect. Any severance payments are payable in a lump sum on or prior to the termination date. In addition, for a period of 12 months following termination, the executive officer shall continue to participate in our health and dental insurance benefit plans. A change-in-control is defined as:

     - the acquisition by a third party of beneficial ownership of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities; or

     - a change in the composition of our board of directors as a result of which fewer than a majority of the directors are incumbent directors or who are elected, or nominated for election, to the board with the affirmative votes of at least a majority of the incumbent directors at the time of the election or nomination; or

     - a merger or consolidation of us with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent at least 50% of the total voting power represented by our voting securities or the surviving entity outstanding immediately after the merger or consolidation; or

     - the approval by our stockholders of a plan of complete liquidation or of an agreement for the sale or disposition by us of all or substantially all of our assets.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded or paid by us to our Chief Executive Officer and to the other four most highly compensated executive officers (collectively the "Named Executive Officers") during the fiscal year ended December 31, 1998. Other annual compensation listed in the following table represents sales commissions earned by that officer. Other annual compensation in the form of perquisite and other personal benefits, securities or property has been omitted in those cases where the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the Named Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                                   ------------
                                                                                    NUMBER OF
                                                      ANNUAL COMPENSATION           SECURITIES
                                               ---------------------------------    UNDERLYING
         NAME AND PRINCIPAL POSITION           SALARY($)   BONUS($)    OTHER($)     OPTIONS(#)
         ---------------------------           ---------   --------   ----------   ------------
Barry Phelps.................................  $199,050    $13,610            --          --
  President and Chief Executive Officer
James Jordan.................................   151,792         --    $  325,886     800,000
  Vice President, Sales
Henry Hamon(1)...............................    93,157         --       289,657          --
  General Manager, Netcom Systems Europe
Stephane Johnson.............................   243,723         --        92,642          --
  Vice President, International Sales
Gene Zhang...................................   157,678     31,450            --          --
  Vice President, Engineering

---------------
(1) Mr. Hamon is currently on an unpaid sabbatical from Netcom Systems.

OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1998

     In 1998, we granted employees, consultants and directors options to purchase 1,961,100 shares of common stock, excluding options to purchase 250,000 shares of common stock regranted upon the cancellation of other options in connection with the repricing of options in November 1998. The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1998 to each of the Named Executive Officers:

     Potential realizable values for the following table are:

     - net of exercise price before taxes;

     - based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term; and

     - based on the assumption that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

     These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. No stock appreciation rights were granted during the fiscal year.

                                                 INDIVIDUAL GRANTS
                               -----------------------------------------------------      POTENTIAL REALIZABLE OF
                               NUMBER OF       PERCENTAGE                                 ASSUMED ANNUAL RATES OF
                               SECURITIES   OF TOTAL OPTIONS                           STOCK PRICE APPRECIATION FOR
                               UNDERLYING      GRANTED TO      EXERCISE                         OPTION TERM
                                OPTIONS       EMPLOYEES IN      PRICE     EXPIRATION   -----------------------------
             NAME              GRANTED(#)         1998          ($/SH)       DATE          5%($)          10%($)
             ----              ----------   ----------------   --------   ----------   -------------   -------------
Barry Phelps..................       --             --             --           --              --              --
James Jordan(1)...............  800,000          40.80%         $2.00      1/08/08      $1,006,231      $2,549,988
Henry Hamon...................
Stephane Johnson..............       --             --             --           --              --              --
Gene Zhang....................       --             --             --           --              --              --

---------------
(1) The option granted to Mr. Jordan has a vesting schedule as follows: 33 1/3% vests on the first, second and third anniversaries of the vesting commencement date. The exercise price per share of Mr. Jordan's option is equal to the fair value of the common stock on the date of grant as determined in good faith by the board of directors.

AGGREGATE OPTION EXERCISES IN 1998 AND YEAR-END OPTION VALUES

     The following table sets forth information concerning option exercises for the fiscal year ended December 31, 1998 and exercisable and unexercisable options held as of December 31, 1998 by the Named Executive Officers. The fair market value of our common stock at the close of business on December 31, 1998 was determined by our Board of Directors to be $7.50 per share.

                                                 NUMBER OF SECURITIES
                                                      UNDERLYING               VALUE OF UNEXERCISED
                         SHARES                   UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                        ACQUIRED                 AT DECEMBER 31, 1998          AT DECEMBER 31, 1998
                           ON       VALUE     ---------------------------   ---------------------------
         NAME           EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----           --------   --------   -----------   -------------   -----------   -------------
Barry Phelps..........       --          --     159,168        510,833      $  963,342     $3,073,331
James Jordan..........  150,000    $900,000     266,667        533,333       1,466,669      2,933,332
Henry Hamon...........       --          --      77,444        347,889         464,664      2,117,334
Stephane Johnson......       --          --     106,334        299,000         648,004      1,802,333
Gene Zhang............       --          --      78,333        301,667         469,998      1,810,002

EMPLOYEE BENEFIT PLANS

     1993 Stock Plan

     A total of 3,922,000 shares of common stock have been reserved for issuance under our Amended and Restated 1993 Non-Statutory Stock Option and Purchase Plan, as amended, or the 1993 Stock Plan. Under the 1993 Stock Plan, as of March 31, 1999, options to purchase 2,106,221 shares were outstanding, 1,815,779 shares of common stock had been purchased pursuant to exercises of stock options and no shares were available for future grant.

     The 1993 Stock Plan provides for the grant of nonstatutory stock options, or options not intended to qualify within the meaning of Section 422 of the Internal Revenue Code, to our key employees. The 1993 Stock Plan is administered by a committee appointed by the board of directors, which determines the terms of options granted, including the exercise price and the number of shares subject to each option. The committee also determines the schedule upon which options become exercisable. The term of options granted under the 1993 Stock Plan is ten years or five years in the case of an employee holding more than 10% of the voting power of all classes of our stock.

     Options granted under the 1993 Stock Plan are not transferable by the optionee except by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee. Options granted under the 1993 Stock Plan must generally be exercised within three months after an optionee's termination of employment or within 12 months after an optionee's termination by disability or death, respectively. If an optionee dies while employed by us or within 90 days following termination of employment, the person to whom the optionee's rights pass by will or the laws of descent or distribution may exercise the option for a period of 12 months. In no event may the option be exercised later than the expiration of the option's term.

     The option agreements pursuant to the 1993 Stock Plan provide that in the event of a merger of our company with or into another corporation, or a sale of substantially all of our assets, each outstanding option shall be assumed or an equivalent option or right substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute the outstanding options, each outstanding option will be fully vested and exercisable. Further, the administrator shall notify the optionee that the option or stock purchase right, or SPR, shall be fully exercisable for a period of 15 days from the date of such notice, and the option or SPR will terminate upon the expiration of such period. In addition, the option agreements under the 1993 Stock Plan authorize the board of directors, or a committee of the board of directors, to accelerate the vesting of any outstanding option prior to the effective date of a proposed dissolution or liquidation of Netcom Systems.

     1997 Stock Plan

     A total of 4,959,550 shares of common stock have been reserved for issuance under our Second Amended and Restated 1997 Stock Plan, as amended, or the 1997 Stock Plan. Under the 1997 Stock Plan, as of March 31, 1999, options to purchase 3,857,544 shares were outstanding, 125,706 shares of common stock had been purchased pursuant to exercises of stock options and 976,300 shares were available for future grant, although we do not plan to grant any additional options pursuant to this plan following this offering.

     The 1997 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonstatutory stock options and SPRs to our employees, directors and consultants. Nonstatutory stock options and SPRs may be granted to our employees, directors and consultants. Incentive stock options may be granted only to employees. The 1997 Stock Plan is administered by the board of directors, or a committee appointed by the board of directors, which determines the terms of options granted, including the exercise price and the number of shares subject to each option. The board of directors also determines the schedule upon which options become exercisable. Generally, options granted under the 1997 Stock Plan vest 20% after the first year and monthly thereafter for four years. The maximum term of options granted under the 1997 Stock Plan is 10 years.

     Options and SPRs granted under the 1997 Stock Plan are not transferable by the optionee except by will or by the laws of descent or distribution, and each option and SPR is exercisable during the lifetime of the optionee only by that optionee. Options granted under the 1997 Stock Plan must generally be exercised within three months after the end of optionee's status as our employee, director or consultant, or within 12 months after such optionee's termination by disability or death, to the extent the optionee is vested on the date of termination. However, an option may not be exercised later than the expiration of the option's term.

     The 1997 Stock Plan provides that in the event of a merger of us with or into another corporation, or a sale of substantially all of our assets, each outstanding option and SPR shall be:

     - assumed;

     - exchanged for an equivalent option or right; or

     - substituted by the successor corporation or a parent or subsidiary of the successor corporation.

     If the outstanding options and SPRs are not assumed or substituted for by the successor corporation, each option and SPR shall vest and be exercisable as to 20% of the optioned stock to the extent that 20% of the optioned stock has not already vested. The administrator shall notify the optionee that 20% of the option or SPR shall be exercisable for a period of 15 days from the date of such notice, and the option or SPR will terminate upon the expiration of such period. If any person or entity becomes the beneficial owner of more than 50% of our outstanding common stock, then the vesting of each outstanding option will be accelerated by one year. Finally, in the event of our proposed dissolution or liquidation, the board of directors, or any of its committees, in its discretion may accelerate the vesting of any outstanding option or SPR prior to the effective date of the proposed transaction.

     1998 Stock Plan

     A total of 2,000,000 shares of common stock, plus annual increases, beginning in 2000, equal to the lesser of:

     - 4,000,000 shares,

     - 5% of our outstanding shares on that date, and

     - a lesser amount determined by the board of directors,

are currently reserved for issuance pursuant to our 1998 Stock Plan. Unless terminated sooner, the 1998 Stock Plan will terminate automatically in May 2008.

     The 1998 Stock Plan provides for the discretionary grant of incentive stock options to employees, the grant of nonstatutory stock options and SPRs to employees, directors and consultants, and the automatic grant of nonstatutory stock options to non-employee directors.

     The 1998 Stock Plan may be administered by the board of directors or a committee of the board. The administrator has the power to determine the terms of the options or SPRs granted, including:

     - the exercise price of the option or SPR;

     - the number of shares subject to each option or SPR;

     - the exercisability thereof; and

     - the form of consideration payable upon such exercise.

     In addition, the administrator has the authority to amend, suspend or terminate the 1998 Stock Plan, provided that no such action shall impair the rights of any optionee, unless mutually agreed upon in writing.

     The exercise price of all incentive stock options granted under the 1998 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1998 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other incentive stock options granted under the 1998 Stock Plan may not exceed ten years.

     In the case of SPRs, unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option will lapse at a rate determined by the administrator.

     The 1998 Stock Plan provides that each non-employee director will automatically be granted a nonstatutory stock option to purchase:

     - 6,000 shares of common stock on the first, second, third, fourth and fifth anniversaries of the date such person first becomes a non-employee director, except for any employee director who subsequently becomes a non-employee director ; and

     - 6,000 shares on the date of our annual meeting, if he or she has served on the board for at least 18 months.

     Each option automatically granted to a non-employee director will have a term of 10 years. The shares subject to each option will vest as to 100% of the optioned stock on the date of grant. The exercise price of each option will be 100% of the fair market value per share of the common stock on the date of grant.

     Options and SPRs granted under the 1998 Stock Plan are generally not transferable by the optionee, except by will or the laws of descent or distribution, and are exercisable during the lifetime of the optionee only by that optionee. Options granted under the 1998 Stock Plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of our company, or within 12 months after such optionee's termination by disability or death, but in no event later than the expiration of the option's term.

     The 1998 Stock Plan provides that in the event of a merger of our company with or into another corporation, or a sale of substantially all of our assets, each outstanding option and SPR must be assumed or an equivalent option substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options and SPRs are not assumed or substituted for, the optionee will fully vest in and have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. The administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of 15 days from the date of such notice, and the option or SPR will terminate upon the expiration of such period. In addition, if any person or entity becomes the beneficial owner of more than 50% of our outstanding common stock, then the vesting of each outstanding option will be accelerated by one year. Finally, in the event of our proposed dissolution or liquidation, the board of directors, or any of its committees, in its discretion may accelerate the vesting of any outstanding option or SPR prior to the effective date of the proposed transaction.

     1998 Employee Stock Purchase Plan

     Our 1998 Employee Stock Purchase Plan, as amended, or the 1998 Purchase Plan, was adopted by the board of directors in May 1998 and was approved by the stockholders in June 1998. A total of 150,000 shares of common stock has been reserved for issuance under the 1998 Purchase Plan, plus annual increases beginning on January 1, 2000 equal to the lesser of 1,000,000 shares, 1% of the outstanding shares or a lesser amount determined by the board of directors.

     The 1998 Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains successive six-month offering periods. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year and end on the last trading day of that six-month period. The first offering period commences on the effective date of this offering and ends on the last trading day on or before February 14, 2000.

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, the 1998 Purchase Plan excludes from participation any employee who:

     - immediately after the grant, owns stock and/or options to purchase stock representing 5% or more of the total combined voting power or value of all classes of our capital stock; or

     - has rights to purchase stock under all of our employee stock purchase plans that accrue at a rate which exceed $25,000 worth of stock for each calendar year.

     The 1998 Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, commissions, overtime and bonuses but exclusive of any other compensation. The maximum number of shares a participant may purchase during a single offering period is 2,500 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the 1998 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning or end of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions credited to their account without interest. Upon termination of employment a participant will be deemed to have elected to withdraw from the 1998 Purchase Plan.

     Payroll deductions credited to a participant's account and any rights granted under the 1998 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1998 Purchase Plan. The 1998 Purchase Plan provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. In addition, in the event of a proposed dissolution or liquidation of us the offering period then in progress will be shortened and a new exercise date will be set.

     The board of directors has the authority to amend or terminate the 1998 Purchase Plan, except that no such action make a change in any option previously granted which may adversely affect the rights of any participant, provided that the board of directors may terminate an offering period on any exercise date if the Board determines that the termination of the 1998 Purchase

Plan is in our best interests and our stockholders' best interests. The 1998 Purchase Plan will become effective on the consummation of this offering and will terminate in 10 years, unless sooner terminated by the board of directors.

     401(k) Plan

     We maintain a tax-qualified retirement and deferred savings plan for our employees, commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to a statutory limit, which was $10,000 in calendar year 1998. Under the 401(k) plan, we may make discretionary matching contributions. Our contribution to the 401(k) plan in 1998 was $275,000 in the aggregate for all employees. A matching contribution made by our company vests at 25% per year commencing on the first anniversary of a participant's date of employment with our company. All amounts contributed by participants and earnings on such contributions are fully vested at all times.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors and executive officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions on behalf of Netcom Systems, regardless of whether the bylaws permit such indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company arising out of such person's services as a director, officer, employee, agent or fiduciary of our company, any subsidiary of our company or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At present, there is no pending litigation or proceeding involving a director or officer in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In the third quarter of 1997, we underwent a recapitalization involving:

     - a $50.0 million term loan pursuant to a credit agreement with NationsBank, N.A., as administrative agent, BankBoston, N.A. as co-agent and other financial institutions,

     - the issuance of 485,184 shares of redeemable preferred stock for $48.5 million,

     - the issuance of 22,903,436 shares of convertible preferred stock for $48.5 million, and

     - the repurchase of approximately 80% of our then-outstanding common stock at $15.292 per share for $156.2 million.

The purchasers of redeemable preferred stock and convertible preferred stock, and the holders of common stock repurchased in the recapitalization included, among others, the following directors, executive officers and holders of more than 5% of our common stock:

                                            NUMBER OF SHARES   NUMBER OF SHARES   NUMBER OF SHARES
                                             OF REDEEMABLE      OF CONVERTIBLE    OF COMMON STOCK
                                            PREFERRED STOCK    PREFERRED STOCK      REPURCHASED
                                            ----------------   ----------------   ----------------
Barry Phelps..............................           --                   --            26,666
Henry Hamon...............................           --                   --           506,667
Marc Hamon................................           --                   --         8,000,000
Stephane Johnson..........................           --                   --            26,666
James Jordan..............................           --                   --           840,000
Gene Zhang................................           --                   --            80,000
Richard Moley.............................        2,500              118,013                --
BA Capital Company, L.P.(1)...............       80,000            3,776,454                --
Summit Ventures IV, L.P.(2)...............      236,856           11,180,936                --
Spitfire Capital Partners L.P.(3).........       15,000              708,085                --
Northstar Investors, LLC(4)...............      145,092            6,849,166                --

---------------
(1) These shares were originally purchased by NationsBanc Capital Corp., the predecessor to BA Capital Company, L.P. Our director Robert H. Sheridan III is an affiliate of BA Capital Company, L.P. as well as NationsBanc Montgomery Securities LLC, an underwriter for this offering. Mr. Sheridan disclaims beneficial ownership of the shares held by BA Capital Company, L.P. except to the extent of his proportionate partnership interest therein.

(2) Our director Walter Kortschak is a general partner of Summit Ventures IV, L.P. Mr. Kortschak disclaims beneficial ownership of the shares held by Summit Ventures IV, L.P. except to the extent of his proportionate partnership interest therein.

(3) Current and former employees of both NationsBanc Montgomery Securities LLC and Thomas Weisel Partners LLC, both underwriters of this offering, are limited partners of Spitfire Capital Partners L.P.

(4) Northstar Investors, LLC, an affiliate of NationsBanc Montgomery Securities LLC, has subsequently distributed its shares to its members, some of whom are affiliates or employees of NationsBanc Montgomery Securities LLC or Thomas Weisel Partners LLC.

     The purchasers of our convertible preferred stock are parties to a stockholders agreement in which they have agreed to vote their shares to preserve the number of authorized directors and to elect representatives to serve as directors. Barry Phelps, our President and Chief Executive Officer and a director, Gene Zhang, our Vice President, Engineering, and Stephane Johnson, our Vice President, International Sales, are also parties to this agreement. The
parties to the stockholders agreement hold 25,446,769 shares, or      % of our
outstanding common stock following consummation of the offering. Accordingly, the parties to this stockholders agreement can control the election of our directors.

     The parties to the stockholders agreement are entitled to certain rights of registration pursuant to a registration agreement between such persons and our company, including certain demand and piggyback registration rights. See "Description of Capital Stock -- Registration Rights of Certain Holders."

     In September 1997, we purchased all of the outstanding shares of Netcom Systems Europe, a company organized under the laws of France. In connection with such purchase, Henry Hamon, brother of Marc Hamon, received $150,000 in consideration for the sale of his shares in Netcom Systems Europe to us.

     All of our securities referenced above were purchased or sold at prices equal to the fair market value of such securities, as determined by our board of directors, on the date of repurchase or issuance.

     In 1997, we loaned $670,000 to Marc Hamon, a 5% stockholder, as an advance on Mr. Hamon's salary. The loan was repaid in full on July 29, 1997. At that time, interest charges of approximately $6,645 were paid by Mr. Hamon.

     In the past, we have granted options to our executive officers and directors. We intend to grant options to our officers and directors in the future.

     We have entered into employment agreements with Barry Phelps, our President and Chief Executive Officer, James Jordan, our Vice President, Sales, Stephane Johnson, our Vice President International Sales, and Henry Hamon, who served as Netcom Systems Europe's General Manager until February 1999. We have also entered into change-in-control agreements with each of our executive officers. The terms of these employment agreements and change-in-control agreements are described in detail under "-- Employment Contracts and Termination of Employment and Change-in-Control Agreements."

     We have entered into indemnification agreements with our officers and directors containing provisions which may require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to execute such agreements with our future directors and executive officers.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of March 31, 1999, and as adjusted to reflect the sale of the shares of common stock offered hereby, certain information with respect to the beneficial ownership of the common stock as to:

     - each person known by us to own beneficially more than 5% of the outstanding shares of our common stock,

     - each of the Named Executive Officers,

     - each of our directors, and

     - all of our directors and executive officers as a group.

     Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the table is based on 25,689,275 shares
of common stock outstanding as of March 31, 1999 and           shares
outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of March 31, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. If any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

                                                                          PERCENTAGE OF SHARES
                                                                           BENEFICIALLY OWNED
                                              NUMBER OF SHARES      ---------------------------------
             BENEFICIAL OWNER                BENEFICIALLY OWNED     BEFORE OFFERING   AFTER OFFERING
             ----------------               ---------------------   ---------------   ---------------
5% Stockholders
  Summit Partners(1)......................       11,333,705              44.1%
  BA Capital Company, L.P.(2).............        3,776,454              14.7
  TA Associates Group(3)..................        3,734,771              14.5
  Marc Hamon(4)...........................        2,010,000               7.8
Named Executive Officers
  Barry Phelps(5).........................          226,111                 *
  James Jordan(6).........................          626,667               2.4
  Henry Hamon(7)..........................          304,000               1.1
  Stephane Johnson(8).....................          117,334                 *
  Gene Zhang(9)...........................          170,000                 *
Directors
  Walter Kortschak(10)....................       11,343,705              44.1
  Robert H. Sheridan, III(11).............        3,786,454              14.7
  Richard Moley(12).......................          128,013                 *
  Michael West(13)........................            7,000                 *
  All officers and directors as a group
     (12 persons)(14).....................       16,734,417              62.5

---------------
  *  Less than 1%

 (1) The address of record for each member of Summit Partners is 499 Hamilton Avenue, Suite 200, Palo Alto, CA 94301. Includes 152,769 shares of common stock held by Summit Investors III, L.P. and 11,180,936 shares of common stock held by Summit Ventures IV, L.P.

 (2) The address of record for BA Capital Company, L.P. is 25th Floor, 100 North Tryon, Charlotte, NC 28255.

 (3) The address of record for each member of the TA Associates Group is c/o TA Associates, Inc., High Street Tower, Suite 2,500, 125 High Street, Boston, MA 02110. Includes 3,092,498 shares of common stock held by TA/Advent VIII, L.P., 580,423 shares of common stock held by Advent Atlantic and Pacific III, L.P., and 61,850 shares of common stock held by TA Venture Investors, L.P. TA/Advent VIII, L.P., Advent Atlantic & Pacific III, L.P., and TA Venture Investors L.P. are part of an affiliated group of investment partnerships referred to, collectively, as the TA Associates Group. The general partner of TA/ Advent VIII, L.P., is TA Associates VIII, LLC and the general partner of Advent Atlantic & Pacific III, L.P. is TA Associates AAP III Partners, L.P. TA Associates, Inc. is the managing member of TA Associates VIII, LLC and is the general partner of TA Associates AAP III Partners, L.P. Individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share voting or investment power with respect to TA Associates, Inc. Principals and employees of TA Associates, Inc. comprise the general partners of TA Venture Investors, L.P.

 (4) The address of record for Marc Hamon is c/o Netcom Systems, Inc., 20550 Nordhoff Street, Chatsworth, CA 91311. Shares beneficially owned prior to the offering include an aggregate of 10,000 shares issuable pursuant to options exercisable within 60 days of March 31, 1999. Does not include 304,000 shares beneficially owned by Henry Hamon, Mr. Marc Hamon's adult brother.

 (5) Shares beneficially owned prior to the offering include an aggregate of 192,778 shares issuable pursuant to options exercisable within 60 days of March 31, 1999.

 (6) Shares beneficially owned prior to the offering include an aggregate of 266,667 shares issuable pursuant to options exercisable within 60 days of March 31, 1999.

 (7) Shares beneficially owned prior to the offering include an aggregate of 204,000 shares issuable pursuant to options exercisable within 60 days of March 31, 1999. Does not include 2,010,000 shares beneficially owned by Marc Hamon, Mr. Henry Hamon's adult brother. Mr. Henry Hamon is currently on an unpaid leave of absence from Netcom Systems.

 (8) Shares beneficially owned prior to the offering consists of an aggregate of 117,334 shares issuable pursuant to options exercisable within 60 days of March 31, 1999.

 (9) Shares beneficially owned prior to the offering include an aggregate of 160,000 shares issuable pursuant to options exercisable within 60 days of March 31, 1999.

(10) Shares beneficially owned prior to the offering include an aggregate of 10,000 shares issuable pursuant to options exercisable within 60 days of March 31, 1999. Also consists of 11,333,705 shares held by Summit Partners prior to the offering. Walter Kortschak, a general partner of Summit Ventures IV, L.P., is a director of our company. Mr. Kortschak disclaims beneficial ownership of the shares held by Summit Partners except to the extent of his proportionate partnership therein.

(11) Shares beneficially owned prior to the offering include an aggregate of 10,000 shares issuable pursuant to options exercisable within 60 days of March 31, 1999. Also consists of 3,776,454 shares held by BA Capital Company, L.P. Robert H. Sheridan, III, is a director of Netcom Systems and is the Senior Vice President of BA Equity Management GP, LLC, which is the general partner of BA Equity Management, L.P., which is the sole member of BA SBIC Management, which is the general partner of BA Capital Company, L.P. Mr. Sheridan disclaims beneficial ownership of the shares held by BA Capital Company, L.P. except to the extent of his proportionate partnership therein.

(12) Shares beneficially owned prior to the offering include an aggregate of 10,000 shares issuable pursuant to options exercisable within 60 days of March 31, 1999.

(13) Shares beneficially owned prior to the offering include an aggregate of 7,000 shares issuable pursuant to options exercisable within 60 days of March 31, 1999.

(14) Shares beneficially owned prior to the offering include an aggregate of 1,102,912 shares issuable pursuant to options exercisable within 60 days of March 31, 1999. Also includes 11,333,705 shares held by Summit Partners and 3,776,454 shares held by BA Capital Company, L.P.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of the offering, the total number of shares which we have authority to issue will be 200,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. As of March 31, 1999, there were 25,689,275 shares of common stock outstanding which were held of record by 99 stockholders, and no shares of undesignated preferred stock outstanding. Upon completion of the offering, we will have outstanding shares of common stock.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares. The outstanding shares of common stock are, and the shares of common stock offered hereby will be, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and other rights and preferences, of the preferred stock.

     Although there is no current intention to do so, our board of directors may, without stockholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of our company.

OPTIONS

     As of March 31, 1999, we had outstanding options to purchase a total of 5,963,765 shares of common stock pursuant to the 1993 Stock Plan and the 1997 Stock Plan, and outstanding options to purchase an additional 800,000 shares outside of our stock option plans. We have issued no options pursuant to our 1998 Stock Plan. Recommendations for option grants under the stock option plans or otherwise are made by the compensation committee, subject to ratification by the full board of directors. The compensation committee may issue options with varying vesting schedules, but all options granted pursuant to the stock plans must be exercised within 10 years from the date of grant.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     The holders of 25,446,769 shares of common stock issued prior to this offering are entitled to certain registration rights with respect to the registration of these shares under the Securities Act of 1933. These rights are provided under the terms of the Registration Agreement between us and the holders of the registrable securities. If, following the offering, we register any of our common stock either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration statement is subject to the ability of the underwriters to limit the number of shares included in the offering. Beginning 180 days after the closing of this offering, the holders of 22,903,436 of the registrable securities may also require us to register all or a portion of their shares on Form S-2 or S-3 when it becomes available to us. However, among other limitations, the proposed aggregate selling price of those shares must be at least $1.0 million. In addition, beginning 180 days after the closing of this offering, the holders of 22,903,436 of the registrable securities may also require us to register all or a portion of their shares on Form S-1. However, among other limitations, the proposed aggregate selling price of those shares must be at least $3.0 million. We must bear all registration expenses and all selling expenses relating to registrable securities, except that we are only be responsible for expenses for the first four registrations on Form S-1 at the request of the holders of registrable securities. If holders of registrable securities, by exercising their rights, cause a large number of securities to be registered and sold in the public market, those sales could have an adverse effect on the price of our common stock. In addition, if we initiate a registration and include registrable securities pursuant to the exercise of registration rights, the sale of these registrable securities may have an adverse effect on our ability to raise capital.

OUR CHARTER AND BYLAWS CONTAIN PROVISIONS WHICH MAY DELAY OR PREVENT A CHANGE OF CONTROL

     Provisions of our certificate of incorporation and our bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. For example, these provisions permit us to issue preferred stock without any vote or further action by the stockholders and eliminate the right of stockholders to act by written consent without a meeting. These provisions could have the effect of delaying or preventing a change in control of our company. In addition, we are subject to
Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that a stockholder became an interested stockholder, unless:

     - prior to that date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced; or

     - on or following that date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar with respect to the common stock will be Boston EquiServe, L.P. located at 150 Royall Street, Canton, Massachusetts, and its telephone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock and any sale of substantial amounts of common stock in the open market may adversely affect the market price of our common stock.

     Upon completion of the offering, we will have outstanding
shares of common stock. Of these shares, the                shares sold in the
offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" as that term is defined in Rule 144 of the Securities Act.

     The remaining 25,689,275 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, shares will be subject to "lock-up" agreements described below on the effective date of the offering. On the effective date of the offering, shares not subject to the lock-up agreements described below will be eligible for sale pursuant to Rule 144(k). In addition, 90 days after the
effective date of this offering,                shares not subject to the
lock-up agreements described below will be eligible for sale pursuant to Rule
701. Upon expiration of the lock-up agreements 180 days after the effective date
of the offering,                shares will become eligible for sale, subject in
some cases to the limitations of Rule 144. In addition, holders of stock options could exercise their options and sell the shares issued upon exercise as described below.

               DATE OF AVAILABILITY FOR SALE                     NUMBER
               -----------------------------                  -------------
Immediately.................................................         shares
90th day after the date of this prospectus..................         shares
180th day after the date of this prospectus.................         shares

     In addition, we have 2,976,300 shares of our common stock available for future grant pursuant to our stock plans, and 6,763,765 shares subject to
outstanding options at March 31, 1999.                of such outstanding
options are also subject to the 180-day lockup. The                outstanding
options not subject to a lock-up will be available for sale beginning 90 days following the effective date of the offering, assuming the options are vested and exercised. We intend to register, prior to the expiration of the lock-up all of the shares of common stock reserved for issuance under our stock option plans and an additional 150,000 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan. This registration will permit the resale of vested shares by non-affiliates in the public market without restriction beginning on expiration of the lock-up.

     Each of our officers, directors and substantially all other stockholders have agreed with BT Alex. Brown not to sell or otherwise dispose of any their shares for a period of 180 days after the date of this prospectus. BT Alex. Brown, however, may in its sole discretion, at any time and without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, any employee, director, officer, consultant or advisor who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives BT Alex. Brown Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, NationsBanc Montgomery Securities LLC and Thomas Weisel Partners, the underwriters' representatives, have individually agreed to purchase from us the following numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                               NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           -----------
BT Alex. Brown Incorporated.................................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................
NationsBanc Montgomery Securities LLC.......................
Thomas Weisel Partners LLC..................................
                                                              -----------
     Total..................................................
                                                              ===========

     The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions and that the underwriters will purchase all shares of the common stock offered in the offering if any of the shares are purchased.

     We have been advised by the underwriters' representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and
to dealers at that price less a concession not in excess of $   per share. The
underwriters may allow, and the dealers may re-allow, a concession not in excess
of $   per share to other dealers. After the initial public offering, the offering price and other selling terms may be changed by the underwriters' representatives.

     Some of our stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to
purchase up to         additional shares of common stock at the initial public
offering price less the underwriting discounts and commissions described on the cover page of this prospectus. If the underwriters exercise the option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the option shares that the number of shares of common stock to be purchased by it in the above table bears to the total number of shares to be sold in the offering. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the common stock offered in the offering. If purchased, the underwriters will offer the option shares on the
same terms as those on which the         shares are being offered.

     At our request, the underwriters have reserved up to         shares of
common stock for sale, at the initial public offering price, to employees and friends of ours through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent that employees and friends purchase the reserved shares.

                      AMOUNTS PAYABLE TO THE UNDERWRITERS

                                                            NO EXERCISE    FULL EXERCISE
                                                            -----------    -------------
Per Share.................................................   $               $
Total.....................................................   $

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933.

     Each of our officers, directors and a substantial majority of our stockholders and optionholders have agreed with BT Alex. Brown Incorporated not to offer, pledge, sell, contract to sell or otherwise transfer or dispose of, or enter into any transaction which is designed to, or could be expected to result in the disposition of any portion of, any common stock for a period of 180 days after the date of this prospectus, without the prior written consent of BT Alex. Brown Incorporated, except in the case of gifts, transfers to immediate family members, transfers from partnerships or corporations to their beneficial owners, and transfers of shares purchased in this offering. Such consent may be given at any time without public notice. We have entered into a similar agreement, except that we may issue, and grant options to purchase, shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, pursuant to the exercise of outstanding options and our issuance of options and stock granted under our existing stock option and stock purchase plans.

     The underwriters' representatives have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock will be determined by negotiation among us and the underwriters' representatives. Among the factors considered in negotiations are prevailing market conditions, our results of operations in recent periods, the market capitalizations and stages of development of other companies that we and the underwriters' representatives believe to be comparable to us, estimates of our business potential, the present stage of our development and other factors deemed relevant.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the underwriters' syndicate account. Additionally, to cover over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Any of these activities may maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if commenced, the activities may be discontinued at any time. The underwriters' representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer, if the syndicate repurchases shares distributed by that underwriter or dealer.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 32 filed public offerings of equity securities, of which 12 have been completed, and has acted as a syndicate member in an additional ten public offerings of equity securities.

     BA Capital Company, L.P. and certain other persons and entities related to or affiliated with NationsBanc Montgomery Securities LLC own 5,582,216 shares of our convertible preferred stock. The shares owned by these entities will
represent   % of our outstanding capital stock after this offering. In addition,
Thomas W. Weisel and other members and employees of Thomas Weisel Partners LLC
own 479,647 shares of our convertible preferred stock or   % of our outstanding
capital stock after this offering. All of these shares were acquired from us on the same terms as every other purchaser of our convertible preferred stock or were acquired by transfer from another stockholder.

     This offering will be conducted in accordance with the provisions of Rule 2720(b)(15) of the rules of the National Association of Securities Dealers, Inc. In accordance with those provisions, BT Alex. Brown Incorporated will serve as a "qualified independent underwriter" and will recommend the maximum offering price for the shares of common stock we are offering in this prospectus. As the qualified independent underwriter, BT Alex. Brown Incorporated has performed due diligence with respect to the information contained in this prospectus and has participated in the preparation of this prospectus. The price of common stock offered in this prospectus will not be higher than the maximum public offering price recommended by BT Alex. Brown Incorporated.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Steven E. Bochner, a member of Wilson Sonsini Goodrich & Rosati, and other attorneys of Wilson Sonsini Goodrich & Rosati beneficially own 11,802 shares of our common stock. In addition, WS Investment Company 97B, an investment fund for the benefit of attorneys of Wilson Sonsini Goodrich & Rosati, owns 11,801 shares of our common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. Prior to the offering we were not required to file reports with the SEC. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreements or documents and are not necessarily complete. Complete exhibits have been filed with the registration statement.

     The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference facility maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is available at the web site maintained by the SEC on the worldwide web at http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  (audited), and as of March 31, 1999 and Pro Forma March
  31, 1999 (unaudited)......................................  F-3
Consolidated Statements of Income for each of the three
  years in the period ended December 31, 1998 (audited), and for the three months ended March 31, 1998 and 1999
  (unaudited)...............................................  F-4
Consolidated Statements of Class A Redeemable Preferred
  Stock, Stockholders' Investment and Comprehensive Income
  for each of the three years in the period ended December
  31, 1998 (audited), and for the three months ended March
  31, 1999 (unaudited)......................................  F-5
Consolidated Statements of Cash Flows for each of the three
  years in the period ended December 31, 1998 (audited), and for the three months ended March 31, 1998, and 1999
  (unaudited)...............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Netcom Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of NETCOM SYSTEMS, INC. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, Class A redeemable preferred stock, stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netcom Systems, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
February 22, 1999

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,                   MARCH 31, 1999
                                                              -----------------------------   -----------------------------
                                                                  1997            1998           ACTUAL         PRO FORMA
                                                              -------------   -------------   -------------   -------------
                                                                                                       (UNAUDITED)
                                                          ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  17,708,000   $  19,597,000   $  17,970,000   $  17,970,000
  Short-term investments....................................             --      14,731,000      16,339,000      16,339,000
  Accounts receivable, net of allowance for doubtful
    accounts of $350,000 in 1997, $675,000 in 1998 and
    $489,000 in 1999........................................      9,508,000       9,360,000      10,151,000      10,151,000
  Inventories...............................................      2,885,000       2,676,000       3,201,000       3,201,000
  Prepaid expenses and other................................        100,000         915,000         997,000         997,000
  Income taxes receivable...................................             --         455,000         455,000         455,000
  Deferred income taxes.....................................      1,224,000       2,228,000       1,571,000       1,571,000
                                                              -------------   -------------   -------------   -------------
        Total current assets................................     31,425,000      49,962,000      50,684,000      50,684,000
                                                              -------------   -------------   -------------   -------------
Property and Equipment, at cost:
  Machinery and equipment...................................      1,318,000       3,367,000       3,839,000       3,839,000
  Office equipment..........................................        466,000       1,215,000       1,388,000       1,388,000
  Leasehold improvements....................................        305,000              --              --              --
  Construction-in-process...................................             --         333,000       2,471,000       2,471,000
                                                              -------------   -------------   -------------   -------------
                                                                  2,089,000       4,915,000       7,698,000       7,698,000

Less--accumulated depreciation and amortization.............       (405,000)     (1,251,000)     (1,602,000)     (1,602,000)
                                                              -------------   -------------   -------------   -------------
                                                                  1,684,000       3,664,000       6,096,000       6,096,000
                                                              -------------   -------------   -------------   -------------
Other Assets:
  Income taxes receivable...................................        455,000              --              --              --
  Deferred income taxes.....................................        247,000         178,000         142,000         142,000
  Deferred financing costs..................................        275,000         215,000         200,000         200,000
  Deposits..................................................         43,000         136,000         142,000         142,000
                                                              -------------   -------------   -------------   -------------
                                                                  1,020,000         529,000         484,000         484,000
                                                              -------------   -------------   -------------   -------------
                                                              $  34,129,000   $  54,155,000   $  57,264,000   $  57,264,000
                                                              =============   =============   =============   =============
                                         LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current portion of notes payable..........................  $   2,500,000   $  10,000,000   $  10,000,000   $  10,000,000
  Accounts payable..........................................      2,916,000       2,108,000       3,106,000       3,106,000
  Accrued expenses..........................................      2,243,000       4,853,000       4,236,000       4,236,000
  Deferred revenue..........................................        454,000         503,000         593,000         593,000
  Income taxes payable......................................             --         696,000       1,700,000       1,700,000
                                                              -------------   -------------   -------------   -------------
        Total current liabilities...........................      8,113,000      18,160,000      19,635,000      19,635,000
                                                              -------------   -------------   -------------   -------------
Notes payable, net of current portion.......................     47,500,000      37,500,000      35,000,000      35,000,000
                                                              -------------   -------------   -------------   -------------
Commitments and Contingencies (Note 10)
Class A redeemable preferred stock, $0.001 par value:
  Authorized-485,184 shares;
  Issued and outstanding-485,184 shares in 1997, 1998 and
    1999....................................................     49,520,000      52,579,000      53,363,000      53,363,000
                                                              -------------   -------------   -------------   -------------
Stockholders' Investment:
  Class B convertible preferred stock, $0.001 par value:
    Authorized-22,903,437 shares;
    Issued and outstanding-22,903,436 shares in 1997, 1998
      and 1999 and no shares in pro forma 1999..............     48,518,000      48,518,000      48,518,000              --
  Common stock, $0.001 par value:
    Authorized-50,000,000 shares;
    Issued and outstanding -- 2,527,840 shares in 1997 and
      2,778,639 shares in 1998, 2,785,839 shares in 1999 and
      25,689,275 shares in pro forma 1999...................          3,000           3,000           3,000          26,000
  Additional paid-in capital................................      9,976,000      11,576,000      12,547,000      61,042,000
  Deferred compensation.....................................             --        (390,000)     (1,217,000)     (1,217,000)
  Note receivable for stock purchase........................       (120,000)             --              --              --
  Retained deficit..........................................   (129,356,000)   (113,833,000)   (110,576,000)   (110,576,000)
  Accumulated other comprehensive income (loss).............        (25,000)         42,000          (9,000)         (9,000)
                                                              -------------   -------------   -------------   -------------
                                                                (71,004,000)    (54,084,000)    (50,734,000)    (50,734,000)
                                                              -------------   -------------   -------------   -------------
                                                              $  34,129,000   $  54,155,000   $  57,264,000   $  57,264,000
                                                              =============   =============   =============   =============

   The accompanying notes are an integral part of these consolidated balance sheets.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                          THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   MARCH 31,
                                             ---------------------------------------   -------------------------
                                                1996          1997          1998          1998          1999
                                             -----------   -----------   -----------   -----------   -----------
                                                                                              (UNAUDITED)
Revenues...................................  $27,454,000   $56,273,000   $73,474,000   $18,011,000   $19,513,000
Cost of goods sold.........................    3,256,000     7,248,000    15,912,000     3,048,000     4,873,000
                                             -----------   -----------   -----------   -----------   -----------
    Gross profit...........................   24,198,000    49,025,000    57,562,000    14,963,000    14,640,000
                                             -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Research and development.................    1,681,000     3,527,000     8,588,000     1,662,000     2,665,000
  Sales and marketing......................    1,466,000     3,713,000    12,956,000     2,271,000     4,087,000
  General and administrative...............    1,342,000     3,452,000     3,799,000       776,000       855,000
  Amortization of deferred compensation....           --            --        60,000            --       133,000
                                             -----------   -----------   -----------   -----------   -----------
                                               4,489,000    10,692,000    25,403,000     4,709,000     7,740,000
                                             -----------   -----------   -----------   -----------   -----------
    Income from operations.................   19,709,000    38,333,000    32,159,000    10,254,000     6,900,000
Other income (expense):
  Interest income..........................      244,000       640,000     1,433,000       232,000       440,000
  Interest expense.........................           --    (1,233,000)   (3,545,000)     (900,000)     (724,000)
  Other income (expense)...................           --       (69,000)       92,000       (14,000)      (44,000)
                                             -----------   -----------   -----------   -----------   -----------
                                                 244,000      (662,000)   (2,020,000)     (682,000)     (328,000)
                                             -----------   -----------   -----------   -----------   -----------
    Income before provision for income
       taxes...............................   19,953,000    37,671,000    30,139,000     9,572,000     6,572,000
Provision for income taxes.................    8,142,000    14,875,000    11,557,000     3,924,000     2,531,000
                                             -----------   -----------   -----------   -----------   -----------
Net income.................................   11,811,000    22,796,000    18,582,000     5,648,000     4,041,000
Less: accrued preferred stock dividends....           --    (1,002,000)   (3,059,000)     (735,000)     (784,000)
                                             -----------   -----------   -----------   -----------   -----------
Net income applicable to common shares.....  $11,811,000   $21,794,000   $15,523,000   $ 4,913,000   $ 3,257,000
                                             ===========   ===========   ===========   ===========   ===========
Net income per common share:
  Basic net income per common share........  $      1.08   $      2.70   $      5.74   $      1.92   $      1.17
                                             ===========   ===========   ===========   ===========   ===========
  Weighted average number of common shares
    outstanding............................   10,939,979     8,074,625     2,702,342     2,559,107     2,784,586
                                             ===========   ===========   ===========   ===========   ===========
  Diluted net income per common and common
    equivalent shares outstanding..........  $      0.89   $      1.27   $      0.63   $      0.19   $      0.13
                                             ===========   ===========   ===========   ===========   ===========
  Weighted average number of common and
    common equivalent shares outstanding...   13,298,643    17,987,601    29,542,164    29,064,358    30,335,074
                                             ===========   ===========   ===========   ===========   ===========
Pro forma net income per common share:
  Basic net income per common share........                              $      0.73                 $      0.16
                                                                         ===========                 ===========
  Weighted average number of common shares
    outstanding............................                               25,605,778                  25,688,022
                                                                         ===========                 ===========
  Diluted net income per common and common
    equivalent shares outstanding..........                              $      0.63                 $      0.13
                                                                         ===========                 ===========
  Weighted average number of common and
    common equivalent shares outstanding...                               29,542,164                  30,335,074
                                                                         ===========                 ===========

 The accompanying notes are an integral part of these consolidated statements.

                     NETCOM SYSTEMS, INC. AND SUBSIDIARIES
 STATEMENTS OF CLASS A REDEEMABLE PREFERRED STOCK, STOCKHOLDERS' INVESTMENT AND
                              COMPREHENSIVE INCOME

                                                          CLASS A                   CLASS B
                                                        REDEEMABLE                CONVERTIBLE
                                                      PREFERRED STOCK           PREFERRED STOCK             COMMON STOCK
                                                   ---------------------   -------------------------   ----------------------
                                                   SHARES      AMOUNT        SHARES        AMOUNT        SHARES       AMOUNT
                                                   -------   -----------   -----------   -----------   -----------   --------
BALANCE, December 31, 1995.......................       --   $        --            --   $        --    10,920,500   $ 11,000
 Net income......................................       --            --            --            --            --         --
 Comprehensive income............................
 Cash distributions to shareholders..............       --            --            --            --            --         --
 Issuance of common stock for services...........       --            --            --            --        39,500         --
                                                   -------   -----------   -----------   -----------   -----------   --------
BALANCE, December 31, 1996.......................       --            --            --            --    10,960,000     11,000
 Issuance of common stock........................       --            --            --            --       100,000         --
 Exercise of employee stock options..............       --            --            --            --     1,367,646      2,000
 Issuance of stock options as compensation to
   non-employees.................................       --            --            --            --            --         --
 Tax benefit from non-qualified stock options....       --            --            --            --            --         --
                                                   -------   -----------   -----------   -----------   -----------   --------
BALANCE, August 29, 1997, prior to
 Recapitalization................................       --            --            --            --    12,427,646     13,000
 Net income......................................       --            --            --            --            --         --
 Foreign currency translation adjustments........       --            --            --            --            --         --
 Comprehensive income............................
 Recapitalization................................  485,184    48,518,000    22,903,436    48,518,000   (10,215,642)   (10,000)
 Acquisition of Netcom Systems Europe............       --            --            --            --            --         --
 Exercise of employee stock options..............       --            --            --            --       315,836         --
 Accrued dividends on redeemable preferred
   stock.........................................              1,002,000            --            --            --         --
                                                   -------   -----------   -----------   -----------   -----------   --------
BALANCE, December 31, 1997.......................  485,184    49,520,000    22,903,436    48,518,000     2,527,840      3,000
 Net income......................................       --            --            --            --            --         --
 Foreign currency translation adjustments........       --            --            --            --            --         --
 Comprehensive income............................
 Exercise of employee stock options..............       --            --            --            --       250,799         --
 Deferred compensation...........................       --            --            --            --            --         --
 Deferred compensation amortization..............       --            --            --            --            --         --
 Tax benefit from non-qualified stock options....       --            --            --            --            --         --
 Repayment of note receivable....................                     --            --            --            --         --
 Accrued dividends on redeemable preferred
   stock.........................................              3,059,000            --            --            --         --
                                                   -------   -----------   -----------   -----------   -----------   --------
BALANCE, December 31, 1998.......................  485,184    52,579,000    22,903,436    48,518,000     2,778,639      3,000
 Net income......................................       --            --            --            --            --         --
 Foreign currency translation adjustments........       --            --            --            --            --         --
 Comprehensive income............................
 Exercise of employee stock options..............       --            --            --            --         7,200         --
 Deferred compensation...........................       --            --            --            --            --         --
 Deferred compensation amortization..............       --            --            --            --            --         --
 Accrued dividends on redeemable preferred
   stock.........................................       --       784,000            --            --            --         --
                                                   -------   -----------   -----------   -----------   -----------   --------
BALANCE, March 31, 1999..........................  485,184   $53,363,000    22,903,436   $48,518,000     2,785,839   $  3,000
                                                   =======   ===========   ===========   ===========   ===========   ========


                                                   ADDITIONAL                                                  RETAINED
                                                     PAID-IN       DEFERRED        NOTE      COMPREHENSIVE     EARNINGS
                                                     CAPITAL     COMPENSATION   RECEIVABLE      INCOME         (DEFICIT)
                                                   -----------   ------------   ----------   -------------   -------------
BALANCE, December 31, 1995.......................  $   221,000   $        --    $      --                    $   3,622,000
 Net income......................................           --            --           --     $11,811,000       11,811,000
                                                                                              -----------
 Comprehensive income............................                                              11,811,000
                                                                                              -----------
 Cash distributions to shareholders..............           --            --           --                       (2,700,000)
 Issuance of common stock for services...........       49,000            --           --                               --
                                                   -----------   -----------    ---------                    -------------
BALANCE, December 31, 1996.......................      270,000            --           --                       12,733,000
 Issuance of common stock........................      600,000            --     (600,000)                              --
 Exercise of employee stock options..............    1,895,000            --           --                               --
 Issuance of stock options as compensation to
   non-employees.................................       15,000            --           --                               --
 Tax benefit from non-qualified stock options....    6,916,000            --           --                               --
                                                   -----------   -----------    ---------                    -------------
BALANCE, August 29, 1997, prior to
 Recapitalization................................    9,696,000            --     (600,000)                      12,733,000
 Net income......................................           --            --           --      22,796,000       22,796,000
 Foreign currency translation adjustments........           --            --           --         (25,000)              --
                                                                                              -----------
 Comprehensive income............................                                              22,771,000
                                                                                              -----------
 Recapitalization................................      (10,000)           --      480,000                     (161,896,000)
 Acquisition of Netcom Systems Europe............           --            --           --                       (1,987,000)
 Exercise of employee stock options..............      290,000            --           --                               --
 Accrued dividends on redeemable preferred
   stock.........................................           --            --           --                       (1,002,000)
                                                   -----------   -----------    ---------                    -------------
BALANCE, December 31, 1997.......................    9,976,000            --     (120,000)                    (129,356,000)
 Net income......................................           --            --           --      18,582,000       18,582,000
 Foreign currency translation adjustments........           --            --           --          67,000               --
                                                                                              -----------
 Comprehensive income............................                                              18,649,000
                                                                                              -----------
 Exercise of employee stock options..............      290,000            --           --                               --
 Deferred compensation...........................      450,000      (450,000)          --                               --
 Deferred compensation amortization..............           --        60,000           --                               --
 Tax benefit from non-qualified stock options....      860,000            --           --                               --
 Repayment of note receivable....................           --            --      120,000                               --
 Accrued dividends on redeemable preferred
   stock.........................................           --            --           --                       (3,059,000)
                                                   -----------   -----------    ---------                    -------------
BALANCE, December 31, 1998.......................   11,576,000      (390,000)          --                     (113,833,000)
 Net income......................................           --            --           --       4,041,000        4,041,000
 Foreign currency translation adjustments........                                                 (51,000)
                                                                                              -----------
 Comprehensive income............................                                             $ 3,990,000
                                                                                              ===========
 Exercise of employee stock options..............       11,000            --           --                               --
 Deferred compensation...........................      960,000      (960,000)          --                               --
 Deferred compensation amortization..............           --       133,000           --                               --
 Accrued dividends on redeemable preferred
   stock.........................................           --            --           --                         (784,000)
                                                   -----------   -----------    ---------                    -------------
BALANCE, March 31, 1999..........................  $12,547,000   $(1,217,000)   $      --                    $(110,576,000)
                                                   ===========   ===========    =========                    =============


                                                    ACCUMULATED
                                                       OTHER           TOTAL
                                                   COMPREHENSIVE   STOCKHOLDERS'
                                                      INCOME        INVESTMENT
                                                   -------------   -------------
BALANCE, December 31, 1995.......................    $     --      $   3,854,000
 Net income......................................          --         11,811,000
 Comprehensive income............................
 Cash distributions to shareholders..............          --         (2,700,000)
 Issuance of common stock for services...........          --             49,000
                                                     --------      -------------
BALANCE, December 31, 1996.......................          --         13,014,000
 Issuance of common stock........................          --                 --
 Exercise of employee stock options..............          --          1,897,000
 Issuance of stock options as compensation to
   non-employees.................................          --             15,000
 Tax benefit from non-qualified stock options....          --          6,916,000
                                                     --------      -------------
BALANCE, August 29, 1997, prior to
 Recapitalization................................          --         21,842,000
 Net income......................................          --         22,796,000
 Foreign currency translation adjustments........     (25,000)           (25,000)
 Comprehensive income............................
 Recapitalization................................          --       (112,918,000)
 Acquisition of Netcom Systems Europe............          --         (1,987,000)
 Exercise of employee stock options..............          --            290,000
 Accrued dividends on redeemable preferred
   stock.........................................          --         (1,002,000)
                                                     --------      -------------
BALANCE, December 31, 1997.......................     (25,000)       (71,004,000)
 Net income......................................          --         18,582,000
 Foreign currency translation adjustments........      67,000             67,000
 Comprehensive income............................
 Exercise of employee stock options..............          --            290,000
 Deferred compensation...........................          --                 --
 Deferred compensation amortization..............          --             60,000
 Tax benefit from non-qualified stock options....          --            860,000
 Repayment of note receivable....................          --            120,000
 Accrued dividends on redeemable preferred
   stock.........................................          --         (3,059,000)
                                                     --------      -------------
BALANCE, December 31, 1998.......................      42,000        (54,084,000)
 Net income......................................          --          4,041,000
 Foreign currency translation adjustments........     (51,000)           (51,000)
 Comprehensive income............................
 Exercise of employee stock options..............          --             11,000
 Deferred compensation...........................          --                 --
 Deferred compensation amortization..............          --            133,000
 Accrued dividends on redeemable preferred
   stock.........................................          --           (784,000)
                                                     --------      -------------
BALANCE, March 31, 1999..........................    $ (9,000)     $ (50,734,000)
                                                     ========      =============

 The accompanying notes are an integral part of these consolidated statements.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                     MARCH 31,
                                               ------------------------------------------   -------------------------
                                                  1996           1997            1998          1998          1999
                                               -----------   -------------   ------------   -----------   -----------
                                                                                                   (UNAUDITED)
Cash Flows From Operating Activities:
  Net income.................................  $11,811,000   $  22,796,000   $ 18,582,000   $ 5,648,000   $ 4,041,000
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization............       25,000         319,000        922,000       145,000       351,000
    Provision for doubtful accounts..........       50,000         250,000        325,000        50,000        30,000
    Deferred compensation amortization.......           --              --         60,000            --       133,000
    Interest expense relating to deferred
      financing costs........................           --          20,000         60,000        15,000        15,000
    Issuance of common stock or stock options
      for services...........................       49,000          15,000             --            --            --
    Loss on retirement of property and
      equipment..............................           --              --        249,000            --            --
    Change in operating assets and
      liabilities:
      Accounts receivable....................   (4,803,000)     (2,096,000)      (177,000)   (1,152,000)     (821,000)
      Inventories............................     (410,000)     (2,334,000)       209,000      (583,000)     (525,000)
      Prepaid expenses and other.............      224,000         (19,000)      (815,000)      (44,000)      (82,000)
      Income taxes receivable................           --        (455,000)            --       455,000            --
      Deferred income taxes..................     (669,000)       (632,000)      (935,000)     (161,000)      693,000
      Deposits...............................      (15,000)        (25,000)       (93,000)       (1,000)       (6,000)
      Accounts payable.......................      377,000       1,994,000       (808,000)   (1,586,000)      998,000
      Accrued expenses.......................      528,000       1,266,000      2,610,000     1,333,000      (617,000)
      Deferred revenue.......................      205,000         249,000         49,000       (28,000)       90,000
      Income taxes payable...................    2,157,000       3,324,000      1,556,000     3,329,000     1,004,000
                                               -----------   -------------   ------------   -----------   -----------
         Net cash provided by operating
           activities........................    9,529,000      24,672,000     21,794,000     7,420,000     5,304,000
                                               -----------   -------------   ------------   -----------   -----------
Cash Flows From Investing Activities:
  Purchases of property and equipment........     (400,000)     (1,371,000)    (3,151,000)     (718,000)   (2,783,000)
  Purchases of investments, net..............           --              --    (14,731,000)           --    (1,608,000)
  Cash used in acquisition of Netcom Systems
    Europe, net of cash acquired.............           --      (2,374,000)            --            --            --
                                               -----------   -------------   ------------   -----------   -----------
         Net cash used in investing
           activities........................     (400,000)     (3,745,000)   (17,882,000)     (718,000)   (4,391,000)
                                               -----------   -------------   ------------   -----------   -----------
Cash Flows From Financing Activities:
  Distributions to stockholders..............   (2,700,000)             --             --            --            --
  Proceeds from repayment of note
    receivable...............................           --              --        120,000            --            --
  Borrowings under notes payable, net of
    deferred financing costs.................           --      49,705,000             --            --            --
  Payments on notes payable..................           --              --     (2,500,000)           --    (2,500,000)
  Net proceeds from sale of preferred
    stock....................................           --      91,322,000             --            --            --
  Exercise of stock options..................           --       2,187,000        290,000         2,000        11,000
  Repurchase of common stock.................           --    (155,722,000)            --            --            --
                                               -----------   -------------   ------------   -----------   -----------
         Net cash provided by (used in)
           financing activities..............   (2,700,000)    (12,508,000)    (2,090,000)        2,000    (2,489,000)
                                               -----------   -------------   ------------   -----------   -----------
Effect of Exchange Rate Changes on Cash and
  Cash Equivalents...........................           --         (25,000)        67,000       (22,000)      (51,000)
                                               -----------   -------------   ------------   -----------   -----------
Net Increase (Decrease) in Cash and Cash
  Equivalents................................    6,429,000       8,394,000      1,889,000     6,682,000    (1,627,000)
Cash and Cash Equivalents, beginning of
  period.....................................    2,885,000       9,314,000     17,708,000    17,708,000    19,597,000
                                               -----------   -------------   ------------   -----------   -----------
Cash and Cash Equivalents, end of period.....  $ 9,314,000   $  17,708,000   $ 19,597,000   $24,390,000   $17,970,000
                                               ===========   =============   ============   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. LINE OF BUSINESS

     Netcom Systems, Inc. and subsidiaries (the Company), is a leading provider of network performance analysis systems for network equipment manufacturers, network service providers and enterprises. The Company's flagship platform, SmartBits, analyzes networking equipment, including infrastructure and enterprise switches and routers, and broadband access devices, such as cable modems and xDSL devices, to determine performance, reliability, scalability, interoperability, quality of service and proof of service, before deployment on the network.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Netcom Systems Europe S.A.R.L. and Netcom (Barbados) Limited, a Foreign Sales Corporation. All significant intercompany transactions and accounts have been eliminated.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents balance, of which a significant portion exceeds federally insured limits at December 31, 1998, was on deposit with two financial institutions.

     INVESTMENTS

     The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

     At December 31, 1998, short-term investments consisted of corporate commercial paper. As defined by the standard, the Company has classified its investments in these debt securities as "held-to-maturity" investments and all investments are recorded at their amortized cost basis, which approximated their fair value at December 31, 1998. All short-term investments mature by March 1999.

     CONCENTRATION OF CREDIT RISK

     During 1996, the Company had sales to two customers which represented 27 percent of sales. During 1997, the Company had sales to the same two customers which represented 22 percent of sales. At December 31, 1997, the two customers comprised 27 percent of accounts receivable. During 1998, the Company had sales to one of the customers which represented

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
12 percent of sales. At December 31, 1998, there were no customers with an accounts receivable balance greater than 10 percent of total accounts receivable.

     INVENTORIES

     Inventories include costs of materials, labor and manufacturing overhead, and are stated at the lower of cost (first-in, first-out) or market. Inventories consisted of the following at December 31:

                                                                 1997          1998
                                                              ----------    ----------
Raw materials...............................................  $  708,000    $  893,000
Work-in-process.............................................   1,845,000       930,000
Finished goods..............................................     332,000       853,000
                                                              ----------    ----------
                                                              $2,885,000    $2,676,000
                                                              ==========    ==========

     DEPRECIATION AND AMORTIZATION

     Property and equipment are stated at cost, less accumulated depreciation and amortization, which is computed on a straight-line basis over 1.5 to 7 years.

     Ordinary repairs and maintenance are charged to operations as incurred. Expenditures which extend the useful life of property and equipment are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in operations.

     DEFERRED FINANCING COSTS

     Deferred financing costs are amortized over the life of the related debt and are presented net of accumulated amortization of $20,000 and $80,000 at December 31, 1997 and 1998, respectively.

     REVENUE RECOGNITION

     The Company realizes revenues from sales of hardware products, from the licensing of related software and from maintenance contracts. Revenues on product sales are recognized at the time of shipment, net of estimated allowances for product returns. Revenues related to software licenses and software maintenance are recognized in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position No. 97-2, "Software Revenue Recognition." Post-contract support obligations are insignificant and are accrued for at the time of the sale. Maintenance revenues for customer support and software updates are deferred and recognized ratably over the term of the maintenance period (generally one year).

     FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's foreign subsidiaries is the local foreign currency. The Company translates the assets and liabilities of its foreign subsidiaries to U.S. dollars at the rates of exchange in effect at the end of the year. Revenues and expenses are translated at the average rates of exchange for the year. Translation adjustments and the effects of exchange rate changes on intercompany transactions of long-term investment nature, which are not significant,

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) are included in stockholders' investment in the December 31, 1997 and 1998 consolidated balance sheets. Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are included in "other income (expense)" in the 1997 and 1998 statements of income and comprehensive income.

     SOFTWARE DEVELOPMENT COSTS

     In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," development costs related to software products are expensed as incurred until the technological feasibility of the product has been established. Technological feasibility in the Company's circumstances occurs when a working model is completed. After technological feasibility is established, additional costs would be capitalized. The Company believes its process for developing software is essentially completed concurrent with the establishment of technological feasibility, and, accordingly, no software development costs have been capitalized to date.

     OTHER FINANCIAL INSTRUMENTS

     The Company has entered into an interest-rate swap agreement to modify the interest characteristics of its outstanding long-term debt. An interest-rate swap agreement is determined by matching principal balance and terms with that of a specific debt obligation. Such an agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets, respectively.

     WARRANTY

     The Company warrants its products against defects in materials and workmanship for a period of one year. The Company provides for estimated warranty costs when products are shipped.

     DEFERRED COMPENSATION

     During 1998, the Company recorded deferred compensation in the amount of $450,000, which related to the granting of employee stock options below fair market value. The deferred compensation will be amortized over five years (the vesting period of the options) using an accelerated method.

     COMPREHENSIVE INCOME

     During 1997 and 1998, "Other Comprehensive Income" related solely to foreign currency translation adjustments. During 1997 and 1998, translation gains (losses) net of tax, were $(25,000) and $67,000, respectively. Comprehensive income was $11,811,000, $22,771,000 and $18,649,000 in 1996, 1997
and 1998, respectively. Accumulated Other Comprehensive Income (Loss) as of December 31, 1997 and 1998 was $(25,000) and $42,000, respectively.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     STATEMENTS OF CASH FLOWS

     Cash paid for income taxes was $4,998,000, $12,315,000 and $10,935,000 in
1996, 1997 and 1998, respectively. Cash paid for interest was $977,000 and $3,310,000 in 1997 and 1998, respectively. There was no cash paid for interest in 1996.

     During 1997, the Company issued 100,000 shares of common stock in exchange for a note receivable in the amount of $600,000. In addition, $480,000 of the note receivable was reduced upon the repurchase of 80,000 shares of the common stock by the Company (see Note 3). Also in 1997, the Company received a $6,916,000 tax benefit from the exercise of non-qualified stock options and also accrued $1,002,000 of dividends relating to the Company's Class A redeemable preferred stock. In 1998, the Company received an $860,000 tax benefit from the exercise of non-qualified stock options, accrued $3,059,000 of dividends relating to the Company's Class A redeemable preferred stock and recorded $450,000 of deferred compensation. These non-cash transactions are excluded from the 1997 and 1998 statements of cash flows.

     STOCK BASED COMPENSATION

     The Company adopted SFAS No. 123, "Accounting for Stock Based Compensation" (SFAS 123) in 1997. As allowed by SFAS 123, the Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and comply with the pro forma disclosure requirements of the new standard (see Note 12).

     RECLASSIFICATIONS

     Certain reclassifications have been made to prior year's amounts to conform to the current year presentation.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998 and December 1998, the American Institute of Certified Public Accounts (AICPA) issued Statements of Position (SOP) 98-4 and 98-9, "Software Revenue Recognition," which provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 98-4 is effective for the Company's year ending December 1999. SOP 98-9 is effective for the Company's year ending December 2000. Earlier application is encouraged as of the beginning of the year or interim periods for which financial statements or information have not been issued. Retroactive application of the provisions of this SOP is prohibited. The Company has assessed the provisions of SOP 98-4 and 98-9 and does not expect that adoption will have a material impact on its financial statements.

     In March 1998, the AICPA issued SOP 98-1, "Software for Internal Use," which provides guidance in accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 is effective for the Company's year ending December 31, 1999. The Company does not expect the adoption of SOP 98-1 to have a material impact on its financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). The Company is required to adopt SFAS 133 on January 1, 2000. SFAS 133 established methods for accounting for derivative financial instruments and hedging

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) activities related to those instruments as well as other hedging activities. The Company has not yet determined what the effect of SFAS 133 will be on its financial statements.

     NET INCOME PER COMMON SHARE

     The Company adopted SFAS No. 128, "Earnings per Share" (EPS) in 1997. The statement requires presentation of basic EPS, which is computed by dividing reported earnings available to common shareholders by the weighted average shares outstanding. SFAS No. 128 also requires the calculation of diluted EPS, which is similar to basic EPS except that the numerator is reduced by income attributed to preferred shareholders and the denominator is increased for the assumed conversion of common share equivalents.

     The following schedule summarizes the information used to compute historical basic and diluted net income per common and common equivalent share for the years ended December 31, 1996, 1997 and 1998, and for the unaudited three month periods ended March 31, 1998 and 1999 (in thousands, except per share data):

                                                                                THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                              -----------------------------   ----------------
                                               1996       1997       1998      1998      1999
                                              -------   --------   --------   -------   ------
Net income..................................  $11,811   $ 22,796   $ 18,582   $ 5,648   $4,041
Less: preferred stock dividends.............       --     (1,002)    (3,059)     (735)    (784)
                                              -------   --------   --------   -------   ------
Net income applicable to common shares......  $11,811   $ 21,794   $ 15,523   $ 4,913   $3,257
                                              =======   ========   ========   =======   ======
Weighted average number of common shares
  used to compute basic net income per
  common share..............................   10,940      8,075      2,702     2,559    2,784
Dilutive effect of stock options............    1,179      2,069      3,936     3,602    4,647
Dilutive effect of convertible preferred
  stock.....................................       --      7,844     22,904    22,903   22,904
                                              -------   --------   --------   -------   ------
Weighted average number of common shares
  used to compute diluted net income per
  common and common equivalent share........   13,299     17,988     29,542    29,064   30,335
                                              =======   ========   ========   =======   ======
Basic net income per common share...........  $  1.08   $   2.70   $   5.74   $  1.92   $ 1.17
                                              =======   ========   ========   =======   ======
Diluted net income per common and common
  equivalent share..........................  $  0.89   $   1.27   $   0.63   $  0.19   $ 0.13
                                              =======   ========   ========   =======   ======

 3. RECAPITALIZATION

     On August 29, 1997, the Company, its common stockholders (the Sellers) and certain investors (the Purchasers) entered into a Recapitalization Agreement (the Recapitalization) pursuant to which the Company reconstituted its capital structure through the sale of certain newly issued equity securities, the establishment of senior debt obligations and the repurchase of certain of its outstanding common shares. The Recapitalization was accomplished as a result of three related transactions, which are summarized as follows:

     1. The Investment. Subject to the terms and conditions of the Recapitalization Agreement, the Purchasers invested an aggregate of $97,037,000 in exchange for an aggregate of 485,184 shares of Class A redeemable preferred stock, $0.001 par value (redeemable

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 3. RECAPITALIZATION (CONTINUED)
        preferred), and an aggregate of 22,903,436 shares of Class B convertible preferred stock, $0.001 par value (convertible preferred). The per share purchase prices of the redeemable preferred and convertible preferred sold in the Recapitalization were $100.00 and $2.12, respectively. Immediately following the closing of the Recapitalization, the Purchasers held approximately 78.9 percent of the voting equity securities of the Company on a fully diluted basis (i.e. approximately
        78.9 percent of the total number of outstanding shares together with shares issuable upon exercise of outstanding options). In connection with the Investment, the Company incurred $5,715,000 of directly related costs, which have been recorded as a charge to "Retained Deficit" in the accompanying December 31, 1997 consolidated financial statements. The total net proceeds from the sale of the redeemable preferred and the convertible preferred was $91,322,000. See Note 6 for details relating to the redeemable preferred and convertible preferred.

     2. The Senior Credit Facility. The Company entered into a credit agreement with two banks pursuant to which the Company borrowed $50,000,000 through a term loan facility and obtained a commitment for a $10,000,000 revolving line of credit. See Note 5 for details relating to the credit facility.

     3. The Redemption. Subject to the terms and conditions of the Recapitalization Agreement, the Company purchased 80 percent of the outstanding shares of common stock held by each stockholder of the Company (including shares issued upon exercise of vested stock options) at the approximate price of $15.29 per share. Immediately prior to the Recapitalization, the Company had 11,060,000 shares of common stock outstanding and approximately 1,709,000 shares relating to outstanding vested stock options. The total aggregate number of common shares repurchased by the Company (after the exercise of stock options) was 10,215,642 and the total aggregate cash paid by the Company to the stockholders was $155,722,000. As part of the redemption, the Company also reduced the outstanding amount of a $600,000 note receivable due from a stockholder by $480,000.

     Following the closing of the Recapitalization, the Company's common stock (through an independent appraisal approved by the Company's board of directors) was valued at $1.50 per share.

 4. ACQUISITION OF NETCOM SYSTEMS EUROPE S.A.R.L.

     Effective September 15, 1997, the Company acquired all of the outstanding common shares of Netcom Systems Europe S.A.R.L. (NSE), a research and development, sales and distribution company located near Paris, France. On the date of acquisition, NSE was owned by two brothers of a Company stockholder and then president. The purchase price was $3,000,000, plus $142,000 of directly related costs. The Company has accounted for the acquisition using the purchase method, and the results of operations of the acquired business are included in the Company's operations since acquisition. Because the acquired company was a related entity, the Company has recorded any premium paid in the transaction ($1,987,000) as an increase to retained deficit in the accompanying 1997 financial statements.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 4. ACQUISITION OF NETCOM SYSTEMS EUROPE S.A.R.L. (CONTINUED)
     The following is a summary of the purchase price allocation:

Current assets and other tangible assets....................  $1,755,000
Current liabilities assumed.................................    (600,000)
                                                              ----------
Net assets acquired.........................................   1,155,000
Purchase price..............................................   3,142,000
                                                              ----------
Charge to retained deficit..................................  $1,987,000
                                                              ==========

 5. CREDIT FACILITY

     In August 1997, in connection with the Recapitalization, the Company entered into a credit agreement with two banks pursuant to which the Company borrowed $50,000,000 under a term loan facility and also received a commitment for a $10,000,000 revolving line of credit. Both the term loan and the line of credit are unsecured and mature in August 2002. The line of credit facility also contains a $2,000,000 letter of credit subfacility. During 1998, the commitment on the line of credit was reduced to $2,000,000.

     Borrowings under both the term loan and the line of credit bear interest, at the Company's election, at the "Base Rate" or the "LIBOR Rate." Interest is payable quarterly. The Base Rate is the higher of (a) the prime rate or (b) the federal funds overnight rate plus 0.5 percent per year. The LIBOR Rate is a per annum rate of 30, 60, 90 or 180 days LIBOR, plus a margin based on the Company's leverage ratio, ranging from 0.875 percent to 1.5 percent per year. Through December 31, 1998, the Company has selected the LIBOR Rate. However, the Company has an interest rate swap agreement with the banks that results in the Company paying a fixed rate of 6.11 percent on $25,000,000 of the outstanding balance through October 5, 1999. At December 31, 1998, the interest rate in effect on the $22,500,000 remaining outstanding balance was 6.35 percent through June 2, 1999.

     The term loan is due and payable in quarterly installments beginning on October 31, 1998. The amount of the installments will initially be $2,500,000 per quarter, rising to $5,000,000 per quarter on April 30, 2002. The credit agreement contains certain financial and negative covenants, all of which the Company was in compliance with at December 31, 1998.

     At December 31, 1998, $47,500,000 was outstanding on the term loan and no amount was outstanding on the line of credit.

     Future principal maturities under the term loan facility at December 31, 1998 are as follows:

1999........................................................  $10,000,000
2000........................................................   10,000,000
2001........................................................   10,000,000
2002........................................................   17,500,000
                                                              -----------
                                                              $47,500,000
                                                              ===========

     In April 1999, the credit agreement was amended so that if the Company was to repay its Class A redeemable preferred stock obligations from proceeds of a public offering of its common stock, then an additional $10,000,000 would become due on the term loan in 1999 thereby making 1999 principal maturities $20,000,000.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 6. PREFERRED STOCK

     CLASS A REDEEMABLE PREFERRED STOCK

     In August 1997, in connection with the Recapitalization, the Company sold 485,184 shares of Class A redeemable preferred stock (redeemable preferred) at the price of $100 per share. The redeemable preferred accrues a preferential dividend at the rate of 6 percent per annum of the original purchase price and has a liquidation value of $100 per share, plus all accrued but unpaid dividends. The Company is required to redeem the stock in three equal annual installments beginning September 2002 at the liquidation value. In addition, all shares of redeemable preferred will be redeemed by the Company in the event that a change in control or certain events related to the Company's solvency occur. The Company may voluntarily redeem shares of the redeemable preferred at any time. The per share price for any redemption of shares of redeemable preferred will be equal to the original per share purchase price plus an amount equal to all accrued but unpaid dividends thereon. Except for certain protective provisions and as otherwise required by law, the shares of redeemable preferred will have no voting rights.

     If the Company issues securities in a public offering registered with the Securities and Exchange Commission and does not redeem all shares of redeemable preferred with the proceeds thereof, the dividend rate on the redeemable preferred will increase by an increment of 1.5 percent thirty days following such issuance and will increase by an additional 1.5 percent at the end of each successive 90 day period (up to a maximum of 12 percent) until the redeemable preferred is redeemed in full. Although the redeemable preferred dividends will accrue if not paid, the dividends of the redeemable preferred will be paid only when and as declared by the Company's board of directors. No dividend on any other class or series of stock may be paid until all accrued dividends on the redeemable preferred have been paid.

     During 1997 and 1998, $1,002,000 and $3,059,000 of dividends, respectively, were accrued on the redeemable preferred, none of which has been declared by the Company's board of directors.

     CLASS B CONVERTIBLE PREFERRED STOCK

     Also in August 1997, and in connection with the Recapitalization, the Company sold 22,903,436 shares of Class B convertible preferred stock (convertible preferred) at the approximate price of $2.12 per share.

     Holders of convertible preferred will be entitled to dividends when and as declared by the Company's board of directors. In addition, in the event the Company declares a dividend on its common stock, holders of convertible preferred will be entitled to a simultaneous dividend in an amount equal to the dividend they would have received had they converted their convertible preferred to common stock immediately prior to the record date for the dividend. Upon any liquidation, dissolution or winding up of the Company, each holder of convertible preferred will be entitled to be paid, before any payment is made on any other class or series of capital stock (other than redeemable preferred), an amount equal to the greater of (a) the original purchase price of the convertible preferred plus all declared but unpaid dividends thereon or (b) the amount which such holder would have received had all shares of convertible preferred been converted to common stock immediately prior to such liquidation, dissolution or winding up.

     At the option of the holders of at least 66.7 percent of the outstanding shares of convertible preferred following the occurrence of a change in control of the Company or certain events related to the Company's solvency, the Company must redeem all shares of convertible preferred.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 6. PREFERRED STOCK (CONTINUED)
The per share price for any redemption of shares of convertible preferred will be equal to the original per share purchase price plus an amount equal to all declared but unpaid dividends thereon.

     The convertible preferred may be converted into common stock at any time by the holders thereof. In addition, each share of convertible preferred will automatically be converted into common stock upon the election of the holders of at least 66.7 percent of the outstanding shares of convertible preferred or upon the closing of a firm commitment underwritten public offering of common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the Securities Act), in which (a) the aggregate price paid by the public is at least $75,000,000, (b) the price per share paid by the public for such shares is at least 300 percent of the original purchase price of the convertible preferred (as adjusted for certain dilutive issuances, subdivision or combination of the common stock, recapitalizations and the like) and (c) all of the shares of the redeemable preferred are redeemed with the proceeds of such offering. Each share of convertible preferred will initially be convertible into one share of common stock, subject to adjustment for certain dilutive issuances, subdivision or combination of the common stock, recapitalizations and the like.

 7. COMMON STOCK

     In January 1997, the Company increased the authorized number of its common shares to 60,000,000 and effected a two-for-one stock split of its common stock. In September 1997, the Company amended its Articles of Incorporation to increase the number of authorized shares of its common stock to 100,000,000. In May 1998, the Company's board of directors approved an additional two-for-one stock split of its common stock. Also in May 1998, the Company's board of directors approved the Company's reincorporation in the State of Delaware, and the subsequent amendment to the certificate of incorporation, the effects of which have been reflected in these financial statements. In September 1998, the Company effected a two-for-one reverse stock split of its common stock and reduced the authorized shares to 50,000,000. All shares of common stock and common stock options included in these financial statements have been restated to give retroactive effect to the stock splits for all periods presented.

     In March 1997, the Company sold 100,000 shares of its common stock at a price of $6.00 per share in exchange for a note receivable in the amount of $600,000. In connection with the Recapitalization, $480,000 of the note receivable was reduced upon the repurchase of 80,000 shares of the common stock by the Company. During 1998, the remaining balance of $120,000 was repaid.

 8. INCOME TAXES

     The Company accounts for income taxes under the provisions of SFAS 109, "Accounting for Income Taxes." Under SFAS 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the current enacted marginal income tax rate. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 8. INCOME TAXES (CONTINUED)
     The provision for income taxes for the years ended December 31, 1996, 1997 and 1998 is as follows:

                                                      1996          1997           1998
                                                   ----------    -----------    -----------
Current:
  Federal........................................  $6,956,000    $12,175,000    $ 9,770,000
  State..........................................   1,855,000      3,332,000      2,536,000
  Foreign........................................          --             --        186,000
                                                   ----------    -----------    -----------
                                                    8,811,000     15,507,000     12,492,000
Deferred.........................................    (669,000)      (632,000)      (935,000)
                                                   ----------    -----------    -----------
Provision for income taxes.......................  $8,142,000    $14,875,000    $11,557,000
                                                   ==========    ===========    ===========

     Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1996, 1997 and 1998 are as follows (in thousands):

                                                1996             1997             1998
                                            -------------   --------------   --------------
Income tax at statutory federal rate......  $6,984   35.0%  $13,185   35.0%  $10,549   35.0%
State income taxes, net of federal
  benefit.................................   1,175    5.9     2,145    5.7     1,616    5.4
Foreign taxes at rates less than
  domestic................................      --               --     --       (28)    --
Research credits..........................     (50)  (0.3)     (480)  (1.3)     (300)  (1.0)
Foreign sales corporation tax benefit.....      --     --        --     --      (297)  (1.0)
Other items, net..........................      33    0.2        25    0.1        17     --
                                            ------   ----   -------   ----   -------   ----
                                            $8,142   40.8%  $14,875   39.5%  $11,557   38.4%
                                            ======   ====   =======   ====   =======   ====

     During 1997, the Company recorded pre-tax income from U.S. operations in the amount of $37,866,000 and a pre-tax loss from foreign operations in the amount of $195,000. Consequently, there was no income tax liability relating to foreign operations as of December 31, 1997. During 1998, the Company recorded pre-tax income from U.S. operations in the amount of $29,597,000 and pre-tax income from foreign operations in the amount of $542,000.

     The Company does not provide U.S. federal income taxes on the undistributed earnings of its foreign operations. The Company's policy is to leave the income permanently invested in the country of origin. Such amounts will only be distributed to the United States to the extent any federal income tax can be fully offset by foreign tax credits.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 8. INCOME TAXES (CONTINUED)
     A detail of the Company's net deferred tax asset as of December 31, 1997 and 1998 is as follows:

                                                                   1997          1998
                                                                ----------    ----------
Accrued vacation............................................    $  119,000    $  153,000
State taxes.................................................       595,000       844,000
Depreciation................................................       (21,000)           --
Allowance for doubtful accounts.............................       144,000       277,000
Inventory reserve...........................................       139,000       477,000
Accrued warranty............................................        41,000       123,000
Deferred revenue............................................       186,000       206,000
Other.......................................................        21,000       148,000
                                                                ----------    ----------
     Total current deferred asset...........................     1,224,000     2,228,000
Net operating loss carryforward.............................       247,000       178,000
                                                                ----------    ----------
                                                                $1,471,000    $2,406,000
                                                                ==========    ==========

     At December 31, 1997, the Company had a federal net operating loss carryforward (NOL) of approximately $700,000, which was primarily due to the timing of the Company's changing of its year-end from July 31 to December 31 (which was effective in December 1997) and the significant tax benefit of $6,916,000 it received from the exercise of stock options during the period from July 31, 1997 to December 31, 1997. Due to the income tax laws relating to the changing of year-ends, the Company can realize the NOL over a six year period. At December 31, 1998, the NOL carryforward was approximately $509,000.

     Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods and for loss carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has not recorded a valuation allowance as of December 31, 1997 or 1998.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 9. GEOGRAPHIC INFORMATION

     The Company markets and sells its products from its operations in the United States and France. Direct sales in Europe are primarily to customers in France and The United Kingdom. Information regarding operations in different countries is as follows (revenues are attributed to countries based on location of customer):

                                                     1996           1997           1998
                                                  -----------    -----------    -----------
Revenues:
  United States.................................  $22,863,000    $41,596,000    $54,735,000
  Japan.........................................    1,268,000      4,181,000      4,408,000
  Canada........................................      210,000      2,330,000      2,983,000
  United Kingdom................................      381,000      1,599,000      2,767,000
  Taiwan........................................      777,000      2,563,000      2,755,000
  Other foreign countries.......................    1,955,000      4,004,000      5,826,000
                                                  -----------    -----------    -----------
          Total.................................  $27,454,000    $56,273,000    $73,474,000
                                                  ===========    ===========    ===========
Property and equipment:
  United States.................................  $   491,000    $ 1,553,000    $ 3,203,000
  France........................................           --        131,000        461,000
                                                  -----------    -----------    -----------
          Total.................................  $   491,000    $ 1,684,000    $ 3,664,000
                                                  ===========    ===========    ===========

10. COMMITMENTS AND CONTINGENCIES

     LEASE COMMITMENTS

     The Company leases its primary facility and sales and distribution offices under noncancellable leases accounted for as operating leases expiring at various dates through August 2002. The Company leases its primary facility from a stockholder of its common stock (see Note 11). Total rental expense under all operating leases was $155,000, $405,000 and $490,000 in 1996, 1997 and 1998,
respectively.

     During 1998, the Company entered into a 10 year lease agreement for a new primary facility. The agreement calls for average monthly rental payments of approximately $84,000. The Company expects the agreement to become effective beginning May 1999. In connection with the lease agreement, the Company has purchase commitments relating to tenant improvements for the new facility in the approximate amount of $3,500,000 and purchase commitments for machinery and office equipment in the approximate amount of $1,000,000. In January 1999, the Company entered into a letter of credit agreement with a bank to guarantee payment of the tenant improvements. The Company has pledged $3,500,000 of its short-term investments as security against the agreement. The credit agreement is expected to expire in July 1999.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Minimum commitments under existing operating leases are as follows:

                 YEARS ENDING DECEMBER 31,
                 -------------------------
1999........................................................  $ 1,061,000
2000........................................................    1,368,000
2001........................................................    1,421,000
2002........................................................    1,293,000
2003........................................................      969,000
Thereafter..................................................    5,722,000
                                                              -----------
                                                              $11,834,000
                                                              ===========

     CHANGE-IN-CONTROL AGREEMENTS

     In May 1998, the Company entered into Change-in-Control Agreements with each of its executive officers. Such agreements provide that if the executive officer's employment with the Company is involuntarily terminated at any time within twenty-four months after a change in control other than for cause (each as defined therein), then the executive officer shall be entitled to receive a severance payment equal to one year of the executive officer's base compensation for the Company's fiscal year then in effect, plus the executive officer's bonus calculated at one hundred percent of target for the Company's fiscal year then in effect.

11. RELATED PARTY TRANSACTIONS

     During 1996 and 1997 (through the acquisition date of NSE), the Company had sales of $953,000 and $3,109,000 to NSE.

     On March 27, 1997, the Company sold shares of its common stock to the lessor of its primary facility. In August 1997, the Company entered into a new five year lease agreement with the lessor. The initial monthly base rent under the agreement is $37,440, with provisions for increasing monthly payments at various stages during the lease term. Rent under the lease agreements from March 27, 1997 through December 31, 1997 was approximately $342,000 and in 1998 was approximately $449,000.

12. STOCK BASED COMPENSATION PLANS

     STOCK OPTION PLANS

     The Company has three stock option plans (the 1993 Stock Plan, the amended and restated 1997 Stock Plan and the 1998 Stock Plan) under which the Company is authorized to issue incentive and non-qualified stock options to its directors, officers, employees and consultants totaling up to approximately 9,882,000 shares of common stock. Options are generally granted at exercise prices not less than the fair market value on the date of grant and expire ten years after the date of grant. Options granted under these plans generally vest over a five year period.

     Following the Recapitalization, all options with exercise prices above $1.50 per share (options representing 2,235,000 shares) were cancelled and regranted at the exercise price of $1.50 per share (the newly established fair market value of the Company's common stock).

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. STOCK BASED COMPENSATION PLANS (CONTINUED)
     The following summarizes option activity for 1996, 1997 and 1998 (in thousands, except exercise price data):

                                                1996                 1997                 1998
                                         ------------------   ------------------   ------------------
                                                  WTD. AVG.            WTD. AVG.            WTD. AVG.
             FIXED OPTIONS               SHARES   EX. PRICE   SHARES   EX. PRICE   SHARES   EX. PRICE
             -------------               ------   ---------   ------   ---------   ------   ---------
Outstanding at beginning of year.......  2,100      $1.52      3,922     $2.16     4,694     $ 1.44
Granted................................  1,822       2.88      4,703      2.04     2,211       4.98
Exercised..............................     --         --     (1,683)     1.28      (251)      1.16
Cancelled..............................     --         --     (2,248)     3.90      (449)     10.00
                                         -----      -----     ------     -----     -----     ------
Outstanding at year-end................  3,922      $2.16      4,694     $1.44     6,205     $ 2.10
                                         =====      =====     ======     =====     =====     ======
Options exercisable at year-end........    410      $0.38        103     $1.42       874     $ 1.32
                                         =====      =====     ======     =====     =====     ======
Weighted average fair value of options
  granted during the year..............             $0.16                $0.56               $ 1.02
                                                    =====                =====               ======

     The following table summarizes information about the options outstanding at December 31, 1998:

                                  NUMBER OF SHARES    WEIGHTED AVERAGE   NUMBER OF SHARES
            RANGE OF               OUTSTANDING AT        REMAINING        EXERCISABLE AT
        EXERCISE PRICES           DECEMBER 31, 1998   CONTRACTUAL LIFE   DECEMBER 31, 1998
        ---------------           -----------------   ----------------   -----------------
$0.05 - 0.10....................         67,000             6.3                67,000
 0.38 - 0.50....................         53,000             6.3                10,000
        1.25....................        479,000             7.2               226,000
        1.50....................      3,806,000             8.7               571,000
        2.00....................      1,172,000             9.0                    --
 3.00 - 4.50....................        147,000             9.3                    --
        7.50....................        502,000             9.6                    --
                                      ---------                               -------
                                      6,226,000                               874,000
                                      =========                               =======

     As permitted by SFAS 123, the Company continues to apply the accounting rules of APB 25 governing the recognition of compensation expense from its Stock Option Plans. Such accounting rules measure compensation expense on the first date at which both the number of shares and the exercise price are known. Under the Company's plans, this would typically be the grant date. To the extent that the exercise price equals or exceeds the market value of the stock on the grant date, no expense is recognized. As options are generally granted at exercise prices not less than the fair market value on the date of grant, no compensation expense is recognized under this accounting treatment in the accompanying statements of income and comprehensive income. However, under the provisions of SFAS 123, options (and other equity instruments) granted to non-employees are excluded from the pro forma disclosure requirements and must be recorded as compensation expense at fair value in the accompanying statements of income. During the year ended December 31, 1997, the fair value of options granted to non-employees, which was charged to compensation expense in the accompanying statements of income and comprehensive income, was $15,000. Had the Company applied the fair value based method of accounting,

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. STOCK BASED COMPENSATION PLANS (CONTINUED) which is not required, to all grants of options, under SFAS 123, the Company's net income would have been decreased by the following pro forma amounts:

                                                     1996           1997           1998
                                                  -----------    -----------    -----------
Net income -- as reported.......................  $11,811,000    $22,796,000    $18,582,000
Net income -- pro forma.........................  $11,737,000    $22,139,000    $17,589,000

     These pro forma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model. Assumptions of 5.5 percent to 6.6 percent for risk free interest rate, five years for expected life and no expected dividends or volatility were applied to all grants for each year presented.

     EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was approved by the board of directors in May 1998. A total of 150,000 shares of common stock has been reserved for issuance under the 1998 Purchase Plan. No shares have been issued under this plan.

13. EMPLOYEE SAVINGS PLAN

     In 1997, the Company established an employee 401(k) savings plan covering all eligible employees. The Company's contributions to the plan for 1997 and 1998 were $45,000 and $275,000, respectively.

14. UNAUDITED INFORMATION

     INTERIM FINANCIAL INFORMATION

     The unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These unaudited financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows and financial position as of and for the periods presented. These unaudited financial statements should be read in conjunction with the audited financial statements and related notes, thereto. The results for the interim presented are not necessarily indicative of results to be expected for a full year.

     PRO FORMA BALANCE SHEET PRESENTATION

     Under the terms of the Company's agreements with the holders of the Class B convertible preferred stock (see Note 6), all of such preferred stock will be converted automatically into shares of common stock upon the closing of an initial public offering of the Company's common stock, meeting specified requirements. The unaudited pro forma information at March 31, 1999 reflects the conversion of the Class B convertible preferred stock into 22,903,436 shares of common stock as if the conversion occurred on March 31, 1999.

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. UNAUDITED INFORMATION (CONTINUED)
     PRO FORMA NET INCOME PER COMMON SHARE

     Unaudited pro forma net income per common and common equivalent share for the year ended December 31, 1998 and for the three month period ended March 31, 1999, was based on the weighted average number of common and common equivalent shares outstanding during the period. The unaudited pro forma weighted average number of common shares used to compute basic net income per common share assumes that all of the Class B convertible preferred stock had been converted to common stock as of the original issuance date (August 29, 1997). The unaudited pro forma weighted average number of common shares used to compute diluted net income per common share also includes shares issuable upon the assumed exercise of stock options, computed in accordance with the treasury stock method.

     The following schedule summarizes the information used to compute pro forma basic and diluted net income per common and common equivalent share for the year ended December 31, 1998 and the three month period ended March 31, 1999 (in thousands, except per share data):

                                                               1998       1999
                                                              -------    -------
Net income..................................................  $18,582    $ 4,041
                                                              =======    =======
Pro forma weighted average number of common shares used to
  compute basic net income per common share.................   25,606     25,688
Dilutive effect of stock options............................    3,936      4,647
                                                              -------    -------
Pro forma weighted average number of common shares used to
  compute diluted net income per common share...............   29,542     30,335
                                                              =======    =======
Basic net income per common share...........................  $  0.73    $  0.16
                                                              =======    =======
Diluted net income per common share.........................  $  0.63    $  0.13
                                                              =======    =======

     STOCK BASED COMPENSATION PLANS

     The following summarizes option activity for the three month period ended March 31, 1999:

                                                                 SHARES        WEIGHTED AVERAGE
                       FIXED OPTIONS                         (IN THOUSANDS)     EXERCISE PRICE
                       -------------                         --------------    ----------------
Outstanding at beginning of period.........................      6,205              $2.10
  Granted..................................................        626               7.50
  Exercised................................................         (7)              1.58
  Canceled.................................................        (60)              3.73
                                                                 -----              -----
Outstanding at end of period...............................      6,764              $2.57
                                                                 =====              =====
Options exercisable at end of period.......................      1,891              $1.52
                                                                 =====              =====
Weighted average fair value of options granted during the
  period...................................................                         $1.78
                                                                                    =====

                              NETCOM SYSTEMS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. UNAUDITED INFORMATION (CONTINUED)
     During the three month period ended March 31, 1999, the Company continued to apply the accounting rules of APB 25. Had the Company applied the fair value based method of accounting to all grants of option, under SFAS 123, the Company's net income would have been decreased by the following pro forma amount:

Net income -- as reported...................................  $4,041,000
Net income -- pro forma.....................................  $3,804,000

     The pro forma amount was determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model. Assumptions of 6.5 percent for risk free interest rate, five years for expected life and no expected dividends or volatility were applied to all grants for the period presented.

     COMPREHENSIVE INCOME

     During the three month period ended March 31, 1999, "Other Comprehensive Income" related solely to foreign currency translated adjustments. During the period, translation losses, net of tax, were $51,000. Comprehensive income was $3,990,000 during the period. "Accumulated Other Comprehensive Loss" as of March 31, 1999 was $9,000.

     SUPPLEMENTAL CASH FLOW INFORMATION

     There was no cash paid for income taxes during the three month period ended March 31, 1998. Cash paid for income taxes was $857,000 during the three month period ended March 31, 1999. Cash paid for interest during the three month period ended March 31, 1998 was $773,000. Cash paid for interest during the three month period ended March 31, 1999 was $409,000. During the three month period ended March 31, 1999, the Company recorded deferred compensation in the amount of $960,000. This non-cash transaction is excluded from the March 31, 1999 statement of cash flows.

     DEFERRED COMPENSATION

     During the three month period ended March 31, 1999, the Company recorded deferred compensation in the amount of $960,000, which related to the granting of employee stock options below fair market value. Amortization relating to deferred compensation was $133,000 during the period.

     COMMON STOCK

     In April 1999, the Company recorded compensation in the amount of $272,000, which related to the issuance of 22,000 shares of its common stock to a consultant for past services performed. The compensation was recorded based on the fair value of the shares on the date of issuance.

     In May 1999, the Company's board of directors approved an increase of the authorized shares of the Company's common stock to 200,000,000.

------------------------------------------------------
------------------------------------------------------

     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.
                           -------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Forward-Looking Statements............   16
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Selected Consolidated Financial
  Data................................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   32
Management............................   46
Certain Transactions..................   58
Principal Stockholders................   60
Description of Capital Stock..........   62
Shares Eligible for Future Sale.......   64
Underwriting..........................   66
Legal Matters.........................   68
Experts...............................   68
Where You Can Find More
  Information.........................   68
Index to Consolidated Financial
  Statements..........................  F-1
--------------------------------------------
   DEALER PROSPECTUS DELIVERY OBLIGATION:
     UNTIL             , 1999 (25 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE IN THESE SHARES OF
COMMON STOCK, WHETHER OR NOT PARTICIPATING
IN THIS OFFERING, MAY BE REQUIRED TO DELIVER
A PROSPECTUS. THIS IS IN ADDITION TO THE
DEALERS' OBLIGATION TO DELIVER A PROSPECTUS
WHEN ACTING AS AN UNDERWRITER AND WITH
RESPECT TO THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTIONS.

--------------------------------------------
--------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                             SHARES

                                     [LOGO]
                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------
                                 BT ALEX. BROWN

                             DAIN RAUSCHER WESSELS
 A DIVISION OF DAIN RAUSCHER INCORPORATED

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                           THOMAS WEISEL PARTNERS LLC
                                            , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Netcom Systems in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market System listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Registration Fee............................................   $ 23,978
NASD Filing Fee.............................................      9,125
The Nasdaq National Market System Listing Fee...............    100,000
Printing....................................................    125,000
Legal Fees and Expenses.....................................    250,000
Accounting Fees and Expenses................................    125,000
Registrar and Transfer Agent Fees...........................     10,000
Miscellaneous...............................................     56,897
                                                               --------
          Total.............................................   $700,000
                                                               ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article VII of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     (a) During the three years prior to the date hereof, the Registrant has issued and sold the following unregistered securities:

          (1) On July 10, 1996, the Registrant sold 39,500 shares of common stock to one investor in consideration of services rendered.

          (2) On January 16, 1997, the Registrant effected a 2-for-1 stock split of its common stock for no consideration.

          (3) On March 26, 1997, the Registrant sold 100,000 shares of common stock to one investor at a per share purchase price of $6.00.

          (4) On August 27, 1997, the Registrant sold 1,367,646 shares upon the exercise of options at prices ranging from $0.05 per share to $1.50 per share.

          (5) On August 29, 1997, the Registrant sold 482,684 shares of Class A Redeemable Preferred Stock, which will be redeemed upon the closing of this offering, to 12 investors at a price of $100.00 per share, payable in cash.

          (6) On August 29, 1997, the Registrant sold 22,785,424 shares of Class B Convertible Preferred Stock, which will automatically convert to common stock upon the closing of this offering, to 12 investors at an as-converted price of $2.1184 per share, payable in cash.

          (7) On September 10, 1997, the Registrant sold 2,500 shares of Class A Redeemable Preferred Stock, which will be redeemed upon the closing of this offering, to one investor at a price of $100.00 per share, payable in cash.

          (8) On September 10, 1997, the Registrant sold 118,013 shares of Class B Convertible Preferred Stock, which will automatically convert to common stock upon the closing of this offering, to one investors at an as-converted price of $2.1184 per share, payable in cash.

          (9) On October 13, 1997, the Registrant sold 33,333 shares upon the exercise of options at prices ranging from $1.25 to $1.50 per share.

          (10) On October 16, 1997, the Registrant sold 534 shares upon the exercise of options at a price of $1.25 per share.

          (11) On October 17, 1997, the Registrant sold 21,067 shares upon the exercise of options at prices ranging from $0.05 to $1.50 per share.

          (12) On October 20, 1997, the Registrant sold 34,785 shares upon the exercise of options at prices ranging from $0.10 to $1.50 per share.

          (13) On October 21, 1997, the Registrant sold 24,347 shares upon the exercise of options at prices ranging from $0.05 to $1.50.

          (14) On October 22, 1997, the Registrant sold 800 shares upon the exercise of options at a price of $1.50 per share.

          (15) On October 23, 1997, the Registrant sold 20,000 shares upon the exercise of options at a price of $1.25 per share.

          (16) On October 27, 1997, the Registrant sold 17,190 shares upon the exercise of options at a price of $1.50 per share.

          (17) On October 28, 1997, the Registrant sold 6,000 shares upon the exercise of options at a price of $0.50 per share.

          (18) On November 17, 1997, the Registrant sold 2,000 shares upon the exercise of options at a price of $1.50 per share.

          (19) On November 20, 1997, the Registrant sold 1,334 shares upon the exercise of options at a price of $1.25 per share.

          (20) On January 7, 1998, the Registrant sold 33,333 shares upon the exercise of options at a price of $0.375 per share.

          (21) On May 5, 1998, the Registrant sold 150,000 shares upon the exercise of options at a price of $1.50 per share.

          (22) On May 11, 1998, the Registrant sold 66,666 shares upon the exercise of options at a price of $0.375 per share.

          (23) On June 4, 1998, the Registrant sold 800 shares upon the exercise of options at a price of $1.50 per share.

          (24) On January 6, 1999, the Registrant sold 6,000 shares upon the exercise of options at a price of $1.50 per share.

          (25) On March 5, 1999, the Registrant sold 1,200 shares upon the exercise of options at a price of $2.00 per share.

     (b) There were no underwriters, brokers or finders employed in connection with any of the transactions set forth above.

     (c) The sales of the above securities described in items (a)(1), (3) and
(5) through (8) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering and the sales of the above securities described in items (a)(4) and (9) through (25) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under
Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule
701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

     1.1*   Form of Underwriting Agreement.
     3.1    Certificate of Incorporation of Registrant, as currently in effect.
     3.2*   Form of Restated Certificate of Incorporation of Registrant,
            to be filed immediately following the closing of the
            offering made under this Registration Statement.
     3.3    Bylaws of Netcom Systems.
     4.1*   Specimen Common Stock Certificate.
     5.1    Form of Opinion of Wilson Sonsini Goodrich & Rosati,
            Professional Corporation.
    10.1    Amended and Restated 1993 Non-Statutory Stock Option Plan,
            as amended, and form of Stock Option Agreement thereunder.
    10.2    Second Amended and Restated 1997 Stock Plan, as amended, and form of Stock Option Agreement thereunder.
    10.3    1998 Stock Plan, as amended, and form of Stock Option
            Agreement thereunder.
    10.4    1998 Employee Stock Purchase Plan, as amended.
    10.5    Recapitalization Agreement, dated August 29, 1997, between
            Registrant and certain stockholders.
    10.6    Credit Agreement, dated August 29, 1997, between Registrant, the lenders named therein, BankBoston, N.A., as co-agent,
            and NationsBanc of Texas, N.A., as administrative agent.
    10.7    Registration Agreement, dated August 29, 1997, as amended, between Registrant and certain stockholders.
    10.8    Stockholders agreement, dated August 29, 1997, as amended, between Registrant and certain stockholders.

10.9       Standard Industrial/Commercial Single-Tenant-Lease-Net, dated March 28, 1996, as amended, between
           Registrant and Nordhoff Industrial Complex.
10.10      Form of Indemnification Agreement between Registrant and each director and executive officer.
10.11      Form of Change-in-Control Agreement between Registrant and certain executive officers.
10.12      401(k) Plan.
10.13      Industrial Real Estate Lease, dated June 25, 1998, between Registrant and Cypress Land Company.
10.14*     Letter Agreement, dated September 24, 1996, between Registrant and Barry Phelps.
10.15*     Employment Agreement, dated September 1, 1996, between Registrant and Stephane Johnson as amended on November 19, 1996.
10.16*     Employment Agreement, dated December 1, 1994, between Registrant and James Jordan.
10.17*     Employment Agreement between Registrant and Henry Hamon.
10.18      First Amendment to Credit Agreement, dated May 13, 1999, among Registrant, the lenders named therein, and NationsBank, N.A. (successor by merger to NationsBank of Texas, N.A.), as administrative agent.
11.1       Calculation of earnings per share (contained in Notes 2 and 14 of the Notes to Consolidated
           Financial Statements).
21.1       List of Subsidiaries of Registrant.
23.1       Consent of Arthur Andersen LLP, Independent Public Accountants.
23.2       Consent of Counsel (included in Exhibit 5.1).
24.1       Power of Attorney (see page II-6).
27.1       Financial Data Schedule (Fiscal 1998).
27.2       Financial Data Schedule (First Quarter 1999).

---------------
* To be filed by amendment.

(b) FINANCIAL STATEMENT SCHEDULES

     Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chatsworth, State of California, on the 14th day of May, 1999.

                                          NETCOM SYSTEMS, INC.

                                          By:       /s/ BARRY PHELPS
                                            ------------------------------------
                                                        Barry Phelps
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Barry Phelps and Gil Cabral, each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her any and all capacities, to sign any and all amendments (including, without limitation, post-effective Amendments and any amendments or abbreviated registration statements increasing the amount of securities for which registration is being sought) to this Registration Statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                  /s/ BARRY PHELPS                     President, Chief Executive        May 14, 1999
-----------------------------------------------------  Officer and Director
                    Barry Phelps

                   /s/ GIL CABRAL                      Vice President, Finance, Chief    May 14, 1999
-----------------------------------------------------  Financial Officer and Secretary
                     Gil Cabral

               /s/ WALTER G. KORTSCHAK                 Director                          May 14, 1999
-----------------------------------------------------
                 Walter G. Kortschak

                  /s/ RICHARD MOLEY                    Director                          May 14, 1999
-----------------------------------------------------
                    Richard Moley

             /s/ ROBERT H. SHERIDAN III                Director                          May 14, 1999
-----------------------------------------------------
               Robert H. Sheridan III

                  /s/ MICHAEL WEST                     Director                          May 14, 1999
-----------------------------------------------------
                    Michael West

                                 EXHIBIT INDEX

                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
    NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
    -------    ------------------------------------------------------------  ------------
     1.1*      Form of Underwriting Agreement.
     3.1       Certificate of Incorporation of Registrant, as currently in effect.
     3.2*      Form of Restated Certificate of Incorporation of Registrant,
               to be filed immediately following the closing of the
               offering made under this Registration Statement.
     3.3       Bylaws of Netcom Systems.
     4.1*      Specimen Common Stock Certificate.
     5.1       Form of Opinion of Wilson Sonsini Goodrich & Rosati,
               Professional Corporation.
    10.1       Amended and Restated 1993 Non-Statutory Stock Option Plan,
               as amended, and form of Stock Option Agreement thereunder.
    10.2       Second Amended and Restated 1997 Stock Plan, as amended, and form of Stock Option Agreement thereunder.
    10.3       1998 Stock Plan, as amended, and form of Stock Option
               Agreement thereunder.
    10.4       1998 Employee Stock Purchase Plan, as amended.
    10.5       Recapitalization Agreement, dated August 29, 1997, between
               Registrant and certain stockholders.
    10.6       Credit Agreement, dated August 29, 1997, between Registrant, the lenders named therein, BankBoston, N.A., as co-agent,
               and NationsBanc of Texas, N.A., as administrative agent.
    10.7       Registration Agreement, dated August 29, 1997, as amended, between Registrant and certain stockholders.
    10.8       Stockholders agreement, dated August 29, 1997, as amended, between Registrant and certain stockholders.
    10.9       Standard Industrial/Commercial Single-Tenant-Lease-Net,
               dated March 28, 1996, as amended, between Registrant and
               Nordhoff Industrial Complex.
    10.10      Form of Indemnification Agreement between Registrant and
               each director and executive officer.
    10.11      Form of Change-in-Control Agreement between Registrant and certain executive officers.
    10.12      401(k) Plan.
    10.13      Industrial Real Estate Lease, dated June 25, 1998, between
               Registrant and Cypress Land Company.
    10.14*     Letter Agreement, dated September 24, 1996, between
               Registrant and Barry Phelps.
    10.15*     Employment Agreement, dated September 1, 1996, between
               Registrant and Stephane Johnson as amended on November 19,
               1996.
    10.16*     Employment Agreement, dated December 1, 1994, between
               Registrant and James Jordan.
    10.17*     Employment Agreement between Registrant and Henry Hamon.

                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
    NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
    -------    ------------------------------------------------------------  ------------
    10.18      First Amendment to Credit Agreement, dated May 13, 1999,
               among Registrant, the lenders named therein, and
               NationsBank, N.A. (successor by merger to NationsBank of
               Texas, N.A.), as administrative agent.
    11.1       Calculation of earnings per share (contained in Notes 2 and
               14 of the Notes to Financial Statement).
    21.1       List of Subsidiaries of Registrant.
    23.1       Consent of Arthur Andersen LLP, Independent Public
               Accountants.
    23.2       Consent of Counsel (included in Exhibit 5.1).
    24.1       Power of Attorney (see page II-6).
    27.1       Financial Data Schedule (Fiscal 1998).
    27.2       Financial Data Schedule (First Quarter 1999).

---------------
* To be filed by amendment.